As Filed With the Securities and Exchange Commission on November 12, 1998

                                                      Registration No. 333-57329

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                ---------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                        Under The Securities Act Of 1933

                                ---------------
                       COLORADO GREENHOUSE HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

              Delaware                                               0182                                  84-1363625
     (State or other jurisdiction                         (Primary Standard Industrial                  (I.R.S. Employer
     of incorporation or organization)                     Classification Code Number)                  Identification No.)

                       1490 West 121st Avenue, Suite 202
                          Westminster, Colorado 80234
                                (303) 457-7600
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                                ---------------
                                James R. Rinella
                            Chief Executive Officer

                       1490 West 121st Avenue, Suite 202
                          Westminster, Colorado 80234
                                (303) 457-7600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                                   Copies to:

           William R. Roberts                     Richard C. Tilghman, Jr.
        Holme Roberts & Owen LLP                   Piper & Marbury L.L.P.
      1401 Pearl Street, Suite 400                36 South Charles Street
        Boulder, Colorado 80302                  Baltimore, Maryland 21201
            (303) 444-5955                             (410) 539-2530

                                ---------------

  Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ________________.

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment.  A        +
+registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. These securities may not be sold nor may + +offers to buy be accepted prior to the time the registration statement becomes+ +effective. This prospectus shall not constitute an offer to sell or the +
+solicitation of an offer to buy nor shall there be any sale of these          +
+securities in any State in which such offer, solicitation or sale would be + +unlawful prior to registration or qualification under the securities laws of +
+any such State.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                           Subject to Completion
                                                         Dated November 12, 1998


                                5,000,000 Shares

           [LOGO OF COLORADO GREENHOUSE HOLDINGS,INC. APPEARS HERE]

                       COLORADO GREENHOUSE HOLDINGS, INC.

                                  Common Stock

                                 --------------

  Of the 5,000,000 shares of Common Stock offered hereby, 3,500,000 shares are being sold by Colorado Greenhouse Holdings, Inc. (the "Company") and 1,500,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders. Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Application has been made to list the Common Stock on the Nasdaq National Market/sm/ under the symbol "CGHI."

                                 --------------

        The Common Stock offered hereby involves a high degree of risk.
                    See "Risk Factors" beginning on page 10.

                                 --------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                              Underwriting
                    Price to  Discounts and  Proceeds to   Proceeds to Selling
                     Public    Commissions   Company/(1)/     Stockholders
================================================================================
Per Share.....   $            $             $                 $
Total/(2)/....   $            $             $                 $
================================================================================

(1) Before deducting estimated expenses of $825,000, all of which will be paid by the Company.
(2) Certain Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an additional 750,000 shares of Common Stock, solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholders will be $______, $______ and $______, respectively. See "Underwriting."

                                 --------------

  The shares of Common Stock are offered by the several Underwriters, as stated herein, subject to prior sale, when, as and if delivered to and accepted by them, and subject to their right to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of BT Alex. Brown Incorporated, New York, New York on or about           , 1998.


              BT. Alex Brown                    Hambrecht & Quist

                 The date of this prospectus is ____ __, 1998.

                                    ARTWORK



  "Colorado Greenhouse Quality Hydroponic Produce," together with the circular sunrise over snowcapped mountains design and "Colorado Greenhouse" are registered trademarks of the Company. See "Business--Company Trademarks."

                                *      *      *

  The Company intends to furnish its stockholders with annual reports containing audited financial statements and with quarterly reports containing unaudited financial information for each of the first three quarters of each year.

                                *      *      *

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. References to the Company refers to Colorado Greenhouse Holdings, Inc., its consolidated subsidiaries and its predecessors. See "--Company History and Recent Developments." Unless otherwise indicated, all statements made in this Prospectus assume (i) exercise of all outstanding warrants to purchase preferred stock and conversion of all of the Company's outstanding preferred stock into shares of Common Stock and (ii) no exercise of the Underwriters' over-allotment option.


                                  The Company

  Colorado Greenhouse is the largest U.S.-based producer and marketer of high-quality greenhouse tomatoes in terms of net sales. The Company's branded superpremium tomatoes are characterized by their excellent flavor, rich red color and consistent blemish-free appearance. The Company currently operates six hydroponic (grown without soil) greenhouses covering approximately 111 production acres in Colorado and New Mexico and is constructing a seventh 20-acre hydroponic greenhouse in New Mexico. The Company plans to construct six additional 20-acre hydroponic greenhouses over the next three years. The Company's production sold was approximately 247,000 pounds per acre for the six months ended June 30, 1998, which represents an approximately 13% increase from the same period in 1996. The Company also has increased its acreage by approximately 56% and increased its net sales by approximately 50% over the same period. In May 1998, the Company acquired an approximately 25% equity interest in an affiliated group of Mexican greenhouse companies ("Greenver") and obtained the exclusive right to market in the United States, Canada and Europe all export-quality tomatoes from Greenver's approximately 175 acres of non-hydroponic greenhouses in Mexico, half of which are currently under construction and expected to be in production by November 1998. The Company anticipates that Greenver will provide it with up to 18 million pounds of tomatoes during Greenver's November 1998 through April 1999 growing season.

  The Company's production and distribution capabilities enable it to provide its customers with a consistent, year-round supply of superpremium branded tomatoes. The Company currently markets most of its tomatoes in ten states, primarily to major supermarket chains, including Albertson's, Ingles, King Soopers, Kroger, Lucky's, Meijer and Safeway, with the majority of sales concentrated in California, Colorado, Michigan, North Carolina, Ohio, Tennessee and Texas. The Company recently completed an extensive market and consumer study and, based upon its findings, launched a marketing campaign for its newly developed consumer brand in October 1998, emphasizing the consistent year-round quality and superior taste of its tomatoes. A key component of the Company's growth strategy is to market its tomatoes in selected new domestic markets and establish relationships with additional major supermarket chains.

  The Company engaged Monterey Bay Food Group ("Monterey"), a leading independent market research firm that has extensive experience in the produce industry, to prepare a study of the greenhouse tomato market. Monterey estimates that greenhouse tomatoes accounted for only approximately 8% of the approximately 5.4 billion pound ($1.8 billion) U.S. fresh tomato market in 1997. Historically, U.S. fresh tomato consumption has decreased dramatically during the winter months due to the lack of a consistent supply of quality tomatoes. There is substantial year-round consumer demand, however, for higher quality, fresh, superpremium food products, including tomatoes. Accordingly, Monterey estimates that greenhouse tomatoes' share of the U.S. fresh tomato market will increase significantly over the next five years. The Company believes that its ability to offer a consistent, high-quality superpremium tomato on a year-round basis and its greenhouse expansion plans will permit it to lead this growth opportunity.

Company Strengths

  The Company's key competitive strengths include:

  . Consistent Quality Superpremium Tomatoes on a Year-Round Basis. The Company has established a reputation as a consistent supplier of high quality, branded superpremium tomatoes. The Company's greenhouse locations in Colorado and New Mexico are characterized by an optimal combination of direct sunlight and moderate summertime temperatures, which provide it with the ability to grow high-quality tomatoes on a year-round basis. Commencing in November 1998, the Company will begin marketing Greenver's tomatoes. This will provide the Company with a greater supply of tomatoes from November through April, when domestic supply is generally at its lowest and prices are typically at their highest.

  .       Direct Relationships with Major Supermarket Chains.   The Company
          sells directly to several of the nation's largest supermarket chains, including Albertson's, Ingles, King Soopers, Kroger, Lucky's, Meijer and Safeway. These direct relationships enable the Company to: (i) retain control over the distribution process; (ii) establish a "non-commodity" consumer branding approach to marketing; (iii) differentiate itself through superior customer service; and (iv) improve margins by eliminating unnecessary middlemen.

  . Technical Expertise. The Company's advanced growing techniques enable it to produce consistently high-quality tomatoes on a year-round basis. The Company's greenhouses are managed by teams of senior growers, principally recruited from European countries, with expertise in the latest greenhouse and hydroponic technology. These senior growers train junior growers to assure that the Company will have the expertise necessary for its planned expansion. Forty of the Company's production acres have been constructed, and 20 acres are being constructed, using a state-of-the-art model designed to enhance growing conditions and improve production yield. The Company also has installed an integrated management information system, which allows it to monitor closely all aspects of the plant production, packaging and selling process.

Growth Strategy

  The Company's objective is to strengthen its position as the largest U.S.- based producer and marketer of high quality greenhouse tomatoes and to increase sales. Key elements of the Company's strategy to achieve this goal include:

  . Aggressively Develop Consumer Brand Identity. To capitalize on the regional success of the Company's branding strategy, in October 1998, the Company introduced a marketing campaign targeting additional domestic markets with its newly developed consumer brand. This campaign will include both trade and consumer advertising and point-of-sale promotions emphasizing the consistent year-round availability and superior taste of the Company's tomatoes. The Company believes that its branding strategy also may facilitate its future introduction of other superpremium greenhouse produce.

  . Expand Production Capacity. The Company's strategy is to expand production capacity to meet the increased consumer demand for consistent, high-quality tomatoes on a year-round basis. The Company is currently constructing a 20-acre hydroponic greenhouse facility in New Mexico and plans to construct six additional 20-acre hydroponic greenhouses over the next three years at sites that provide optimal micro-climatic conditions of sunlight and temperature. The Greenver marketing arrangement will provide the Company with a greater supply of tomatoes from November through April, when domestic supply is generally at its lowest and prices are typically at their highest.

  . Broaden Retail Distribution. Most major retailers seek a primary supplier for each produce category that is capable of delivering both uniform quality and consistent year-round supply. The Company believes that by offering retailers and consumers a high quality product with a consistent year-round supply, it can become the primary year-round tomato supplier of choice for many major supermarket chains. The Company's variety of product sizes and grades and customized packaging capabilities also provide significant flexibility to retail chains when offering tomato products to consumers. The Company's expertise in conducting marketing programs can assist these retailers in developing consumer awareness and brand loyalty.

See  "Risk Factors - Risks Related to Growth Strategy."

                    Company History and Recent Developments

  Organizational History. The Company's business arose from the need for developers of cogeneration electric power plants to obtain secondary users ("heat hosts") of heat generated by the power plants. In the 1980's, the developers of four Colorado cogeneration plants (two in Brush and one each in Fort Lupton and Rifle) selected greenhouses as heat hosts because Colorado's micro-climatic conditions are favorable to greenhouse production. Tomatoes were chosen as the crop for these greenhouses based on their revenue producing potential. Prior to January 1,1994, the greenhouses at the Brush #1, Brush #2 and Fort Lupton #1 power plants were operated separately under the supervision of a common management committee. On January 1, 1994, the Company's predecessor, Colorado Greenhouse, LLC (the "LLC"), began to operate the Brush #1, Brush #2 and Fort Lupton #1 greenhouses, and Rifle was added on January 1, 1996. Integrating these operations allowed the Company to market more efficiently its products, reduce production costs and coordinate growing schedules. Construction of the Estancia and Fort Lupton #2 greenhouses was completed by the Company in August 1997 and January 1998, respectively. The Estancia and Fort Lupton #2 greenhouses are not part of a cogeneration project.

  1997 Production Problems. During 1997, the Company experienced mechanical problems, pest and disease infestations and a flood that significantly reduced production during parts of the year in three of the Company's greenhouses. In the Brush #1 greenhouse, a root disease reduced tomato production by approximately 18.9% during the first and second quarters of 1997. This was followed in the third quarter by an invasion of thrips (an insect) through the greenhouse's unscreened ventilation system, which carried a virus from adjacent agricultural field crops. This virus reduced plant populations as well as tomato volumes and size, resulting in a decline in the Company's average sales price per pound. During the third quarter of 1997, Brush #2 was also affected negatively by the same root disease that affected Brush #1 and was infested with a large population of whiteflies. This led to the Company's decision to pull out its entire existing crop at Brush #2 and disinfect the greenhouse at the beginning of the fourth quarter of 1997. At the end of the first quarter of 1997, the Fort Lupton #1 greenhouse experienced a mechanical failure in its irrigation system, followed by a flood at the end of July that required the Company to pull out the entire crop to avoid an outbreak of root rot common in water damaged crops. As a result of all of these problems, the Company experienced approximately a 13% decline in total production sold in 1997 compared to 1996, despite the addition of production from the 20-acre Estancia greenhouse in October 1997. The Company believes it has remedied the problems that lead to mechanical malfunctions and has used the experiences to update its existing greenhouses and better design future greenhouses. The Company hired a new senior management team that has implemented various initiatives and quality control measures to reduce the likelihood of similar problems occurring in the future and obtained improved insurance coverage. See "Risk Factors--Risk of Loss to Crop from Pests or Mechanical Failures" and "Business--Greenhouse Production--Quality Control Programs."

  1998 Weather Event. In May 1998, the Company's Brush #1 and Brush #2 greenhouses were damaged by a hail storm coupled with severe winds. The Brush #2 greenhouse suffered significant damage to its glass and related crop as a result of the hail, and the Company decided to pull out the entire crop. The hail also punctured some of the plastic at the Brush #1 greenhouse although most of the crop in Brush #1 was salvaged. As a result of the hail storm, the Company expects to lose a total of approximately $3.5 million in net sales during the second and third quarters of 1998. For the six months ended June 30, 1998, the Company has recorded a receivable for an insurance advance of $2.0 million related to property and business interruption coverage, of which $1.6 million has been recognized on the Company's statement of operations, offset by the recognition of a $1.7 million loss from hail damage, resulting in a $0.1 million charge to operations. The Company has filed insurance claims for property and business interruption damages incurred in the hail storm totaling $3.1 million less deductibles of $50,000. With the processing of these claims, additional proceeds may be available subject to the final determination of the insurance company. See "Risk Factors--Risk of Catastrophic Loss of Crop and Property Damage."

  Greenver Transaction. In May 1998, the Company acquired a 25% equity interest in Greenver for $4.0 million (the "Greenver Transaction"). Greenver has 88 acres of non-hydroponic greenhouses under production in Baja, Mexico, which produce tomatoes and some sweet peppers. The proceeds of the Company's investment in Greenver are being used by Greenver to construct an additional 87 acres of non-hydroponic greenhouse facilities, which are expected to be in production by November 1998. As part of the Greenver Transaction, the Company obtained the exclusive right to market in the United States, Canada and Europe all export-quality tomatoes, sweet peppers and any other produce from Greenver, for which the Company will receive a 10% commission. The Company estimates that the Greenver Transaction will provide it with up to 18 million pounds of tomatoes during Greenver's November 1998 through April 1999 growing season, the time of year when domestic supply is generally at its lowest and prices are typically at their highest. Although Greenver's tomatoes are of comparable quality to the Company's tomatoes, the Company will provide Greenver with technical assistance to increase Greenver's production yield and the Company intends to introduce hydroponic growing techniques to at least some of Greenver's facilities. The Greenver relationship provides the Company with the opportunity to conduct field trials of and test market other produce. Greenver will conduct field trials of sweet peppers, cherry tomatoes, cucumbers and eggplant during the November 1998 to April 1999 growing season on approximately 37 acres of its new greenhouse facilities. As a result of its equity interest, the Company is entitled to 25% of all dividends, if any, distributed by Greenver.

  May 1998 Private Placement. In May 1998, the Company completed the sale of $6.0 million of its Series C Convertible Preferred Stock at $5.50 per share. Although the Board of Directors approved the sale of the Series C Convertible Preferred Stock in February 1998 and a significant number of the Company's shareholders indicated that they would approve of and participate in the transaction at that time, the offering was not closed until May 1998 because the Company's then existing Shareholders Agreement required at least a 60 day notice period for the closing of any right offering. The proceeds were used to fund the Greenver Transaction and a portion of the construction costs of the Company's new greenhouse in Grants, New Mexico. The Series C Convertible Preferred Stock was offered by the Company in two tranches solely to its existing preferred stockholders or their related parties on a pro rata basis, with a right to purchase any unsubscribed shares also on a pro rata basis. Substantially all of the shares of Series C Preferred Stock were purchased by existing preferred stockholders or their related parties. The Company entered into a Registration Rights Agreement with the Series C Convertible Preferred Stock purchasers, whereby the Company agreed to register the Common Stock issued upon conversion of the Series C Convertible Preferred Stock in certain circumstances, at the Company's expense. See "Certain Transactions and Relationships--Sale of Series C Convertible Preferred Stock" and "Description of Capital Stock--Registration Rights." Upon the closing of this offering, the Series C Convertible Preferred Stock will be converted into 1,090,910 shares of Common Stock on a one share for one share basis. Certain holders of the Company's Series C Convertible Preferred Stock will be selling Common Stock received upon the conversion of Series C Convertible Preferred Stock as part of this offering. See "Principal and Selling Stockholders." Most of the selling stockholders, however, will be selling Common Stock received upon the conversion of the Series A Preferred Stock or Series B Convertible Preferred Stock issued in January 1997, rather than the Series C Convertible Preferred Stock.

                                ---------------

   The Company was incorporated in Delaware in 1996. The Company's principal executive offices are located at 1490 West 121st Avenue, Suite 202, Westminster, Colorado 80234, and its telephone number is (303) 457-7600.

                                  The Offering

Common Stock offered by the Company....3,500,000 shares

Common Stock offered by the Selling
Stockholders...........................1,500,000 shares

Common Stock to be outstanding
after this offering....................13,998,361 shares (1)(2)

Use of proceeds........................To repay indebtedness, to fund a portion of construction costs for two or three
                                       greenhouses and for working capital.
Proposed Nasdaq National Market/sm/
Symbol.................................CGHI

Risk Factors...........................The Common Stock offered hereby involves a high degree of risk. See "Risk
                                       Factors."

--------------------

(1) Assuming an initial public offering price of $10.00 per share, the Series B Preferred Stock will convert automatically into 3,185,216 shares of Common Stock. If the initial public offering price is higher than $10.00, the Series B Preferred Stock will convert automatically into a fewer number of shares of Common Stock. For example, if the initial public offering price is $11.00 per share, the Series B Preferred Stock will convert automatically into 3,030,680 shares of Common Stock. Each share of the Company's Series A Preferred Stock, issued in January 1997, and Series C Preferred Stock, issued in May 1998, will convert automatically into one share of Common Stock upon consummation of this offering.

(2) Excludes 1,026,691 shares of Common Stock issuable upon the exercise of currently outstanding options at a weighted average exercise price per share of $2.65. See "Management--Stock Option Plan."

                      Summary Financial and Operating Data

                                                                                                                   Six Months
                                                                Year Ended December 31,                           Ended June 30,
                                        -----------------------------------------------------------------  -------------------------

                                           1993        1994         1995         1996           1997          1997         1998
                                           ----        ----         ----         ----           ----          ----         ----
                                              (Dollars and shares in thousands, except per share data)
Statement of Operations Data (1):
  Net sales.......................        $   --      $13,938      $20,135      $27,407       $24,944       $13,298      $23,549
  Cost of goods sold..............            --        9,961       15,431       19,293        22,257        11,507       15,982
                                          ------      -------      -------      -------       -------       -------      -------
  Gross profit....................            --        3,977        4,704        8,114         2,687         1,791        7,567
  Operating expenses (2)..........           156        2,207        2,502        4,434         4,609         2,255        4,204
                                          ------      -------      -------      -------       -------       -------      -------
  Operating income (loss).........          (156)       1,770        2,202        3,680        (1,922)         (464)       3,363
  Interest and other income
   (expense), net.................            54          (33)         329           63           193           261         (290)
                                          ------      -------      -------      -------       -------       -------      -------
  Income (loss) before
   income tax provision...........          (102)       1,737        2,531        3,743        (1,729)         (203)       3,073
  Provision (benefit) for
   income taxes...................            --           --           --           --          (653)          (76)       1,168
                                          ------      -------      -------      -------       -------       -------      -------
  Net income (loss)...............          (102)       1,737        2,531        3,743        (1,076)         (127)       1,905
  Accretion of preferred
   stock (3)......................            --           --           --           --            --            --       (2,242)
                                          ------      -------      -------      -------       -------       -------      -------
  Net income (loss) available to
   common stockholders............          (102)       1,737        2,531        3,743        (1,076)         (127)        (337)
  Pro forma tax provision
   (benefit) (4)..................           (39)         659          962        1,422            --            --           --
                                          ------      -------      -------      -------       -------       -------      -------
  Pro forma net income
   (loss) (4).....................        $  (63)     $ 1,078      $ 1,569      $ 2,321       $(1,076)      $  (127)     $  (337)
                                          ======      =======      =======      =======       =======       =======      =======
  Historical basic earnings (loss)
   per share (5)..................            --           --           --           --            --            --       (29.77)
  Basic weighted average
   shares outstanding.............            --           --           --           --            --            --           11
  Historical diluted
   earnings (loss) per share......        $(0.02)     $  0.28      $  0.41      $  0.59       $ (0.11)      $ (0.01)     $ (0.03)
  Diluted weighted average
   shares outstanding.............         6,200        6,200        6,200        6,356         9,261         9,448       10,158
  Pro forma diluted
   earnings (loss) per share......        $(0.01)     $  0.17      $  0.25      $  0.37       $ (0.11)      $ (0.01)     $ (0.01)
  Pro forma diluted weighted
   average shares outstanding.....         6,200        6,200        6,200        6,356        10,160         9,511       11,545
Operating Data:
  Greenhouses in operation
    (at end of period)............            --            3            3            4             5             4            6
  Acres in production
   (at end of period).............            --           53           53           71            91            71          111
  Total pounds of product sold
    (in thousands)................            --       17,417       24,371       30,018        26,167        13,550       25,795
  Average yield sold per acre
   (in thousands of pounds)(6)....            --          329          460          423           350           191          247
  Average sale price per pound....            --      $  0.80      $  0.83      $  0.91       $  0.95       $  0.98      $  0.91

                                                                                                                 June 30, 1998
                                                                                                           -------------------------

                                                                                                                             As
                                                                                                             Actual      Adjusted(7)
                                                                                                           ----------   ------------
                                                                                                                (In thousands)
Balance Sheet Data:
  Cash and cash equivalents..........................................................................       $ 4,375       $21,123
  Working capital....................................................................................         6,744        25,223
  Total assets.......................................................................................        50,629        67,377
  Long-term debt, including current maturities.......................................................        14,992           290
  Mandatorily redeemable convertible securities.....................................................         19,852            --
  Stockholders' equity...............................................................................         9,044        60,346

-------------------
(1) The Company was organized in 1993 to operate three greenhouses and incurred marketing expenses in anticipation of these operations. Effective January 1, 1994, the Company began to operate three greenhouses (Brush #1, Brush #2 and Fort Lupton #1). Effective January 1, 1996, the Company began to operate a fourth greenhouse (Rifle). In October 1997, the Company began production from its fifth greenhouse (Estancia), and in March 1998, the Company began production from its sixth greenhouse (Fort Lupton #2).

(2) Operating expenses for 1997 have been reduced to reflect insurance proceeds of $802,000 from the flood in July 1997 at Fort Lupton #1. Operating expenses for the six months ended June 30, 1998, include (i) a loss of $1,700,000 resulting from the hail storm in May 1998 at Brush #1 and Brush #2 and have been reduced to reflect insurance proceeds of $1,608,000, and
    (ii) a one-time, non-cash compensation charge totaling approximately $1,214,000 related to the grant of options to the Company's directors and the sale of Series C Preferred Stock to the Company's directors and Chief Executive Officer.

(3) Accretion of preferred stock includes (i) $152,000 in amortization of issuance costs associated with the sales of Series B Preferred Stock and Series C Preferred Stock, and (ii) a $2,090,000 one-time, non-cash adjustment to reflect the excess of the fair market value of the Series C Preferred Stock over the purchase price of the Series C Preferred Stock charged to the existing stockholders except for those stockholders on the Board of Directors and the Chief Executive Officer. Under generally accepted accounting principles, this adjustment is reflected as a reduction in retained earnings with a corresponding increase in the Series C Preferred Stock.

(4) Prior to January 1997, the Company was operated as a limited liability company and was not subject to federal or state income taxes. As a result, the provision (benefit) for income taxes and net income (loss) for the years 1993 to 1996 are presented on a pro forma basis as if the Company were subject to federal and state corporate income taxes, assuming an effective tax rate of 38%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction."

(5) As a result of the exercise of certain stock options, there were approximately 11,000 shares of Common Stock outstanding on a weighted average basis as of June 30, 1998. The historical basic loss per share of ($29.77) for the six months ended June 30, 1998, reflects the net loss available to the holders of the Common Stock divided by the weighted average number of shares of Common Stock outstanding.

(6) Average yield sold per acre on an annual basis is calculated by dividing the total number of pounds sold by the total number of acres in production. Average yield sold per acre for 1997 is a weighted average of 76 acres based on the increase of total acres in production during the year as a result of the Estancia greenhouse, which began production in October 1997. Management believes that average yield per acre sold is an important measure of greenhouse productivity.

(7) Adjusted to give effect to the sale of the 3,500,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $10.00 per share), application of a portion of the net proceeds to reduce outstanding indebtedness, the cashless exercise of a warrant to purchase 9,743 shares of Series B Convertible Preferred Stock (at an assumed initial public offering price of $10.00 per share) and the automatic conversion of all outstanding shares of preferred stock to Common Stock and See "Use of Proceeds" and "Description of Capital Stock--Warrants."

                                  RISK FACTORS

  The Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully, in addition to the other information set forth in this Prospectus, the following risk factors before purchasing the shares of Common Stock offered hereby.

Limited Operating History

  Prior to 1994, the greenhouses at the Brush #1, Brush #2, and Fort Lupton #1 sites were operated separately under the supervision of a common management committee. On January 1, 1994, the Company began to operate the Brush #1, Brush #2 and Fort Lupton #1 greenhouses, and Rifle was added on January 1, 1996. Two additional greenhouses were constructed by the Company in August 1997 and January 1998, respectively. Accordingly, the Company has only a limited operating history upon which prospective investors can evaluate the Company's business and prospects.

Risk of Catastrophic Loss of Crop and Property Damage

  As in any agricultural business, there is an unquantifiable risk of a weather-related catastrophe that causes substantial damage to, or total failure of, the Company's or Greenver's crop at one or more greenhouses and severely damages or destroys the greenhouse or greenhouses. Potential catastrophes include floods, tornadoes, hail storms, severe wind and rain or in the case of Greenver, hurricanes. The Company's greenhouses in Brush and Fort Lupton, Colorado are located in areas that have a high frequency of severe weather, particularly hail storms and tornadoes. The Fort Lupton #1 greenhouse crop was destroyed by a flash flood in July 1997. The Brush #1 and #2 greenhouses were damaged by a hail storm in May 1998. This forced the Company to pull out the entire crop from the Brush #2 greenhouse, and although much of the crop in the Brush #1 greenhouse has been salvaged, there was some damage to the crop that may result in a decrease in production. It is likely that one or more of the Company's greenhouses and crops will suffer damage from weather in the future. Because the Company currently operates only a few greenhouses, any damage to a greenhouse and resulting lost tomato production is likely to have a greater adverse effect on the Company's production and results of operations than if the Company operated more greenhouses. Furthermore, the Company has two greenhouses each in Brush and Fort Lupton, which increases the likelihood that a weather-related catastrophe in either of these two locations will more adversely affect the Company than if its greenhouses were more geographically dispersed. See "Business--Facilities."

  The Company has obtained insurance intended to cover property damage, crop loss and consequential losses (such as lost profits) caused by weather events. The Company cannot predict, however, whether this insurance coverage will be sufficient to cover all of the Company's weather-related losses. The Company's insurance coverage in 1997 was not sufficient to cover all of its losses from the flood at the Fort Lupton #1 greenhouse and, as a result, the Company obtained new insurance policies in December 1997, which are intended to provide better coverage for consequential losses. The Company has filed claims for damages sustained during the May 1998 hail storm at its facilities in Brush and although no final determination on these claims has been made by the Company's insurance carrier, to date, the Company has received a $2.0 million advance on these claims. Under the terms of its current insurance coverage, for business interruption and property damage the Company's policy limits of $33.0 million are limited to $5.0 million per occurrence. The Company cannot predict whether it will be able to obtain adequate insurance coverage in the future at acceptable premium costs and deductible amounts. See "Business--Risk Management; Insurance; Legal Proceedings."

Risk of Loss to Crop from Pests or Mechanical Failures

  Plant diseases, such as root rot, or pest infestations, such as whiteflies, can destroy all or a significant portion of the Company's or Greenver's tomato plants in a greenhouse and could eliminate or significantly reduce production from that greenhouse until the Company or Greenver is able to disinfect the greenhouse and grow replacement tomato plants. The Company does not carry insurance for crop damage from disease or pest infestations and does not believe it can obtain this type of coverage. See "Business--Risk Management; Insurance; Legal Proceedings." The Company has experienced crop disease and pest infestations in the past.

  In 1997, the Company experienced root disease originating from soil-born contaminants in the Company's nursery operations in its Brush #1 greenhouse, which resulted in an approximately 18.9% reduction in that greenhouse's tomato production over the first and second quarters of 1997. This was followed in the third quarter by an invasion of thrips (an insect) through the greenhouse's unscreened ventilation system, which carried a virus from adjacent agricultural field crops. This virus reduced plant populations as well as tomato volumes and size, resulting in a decline in the Company's average sales price per pound. During the third quarter of 1997, Brush #2 was also affected negatively by the same root disease that affected Brush #1 and was infested with a large population of whiteflies. This led to the Company's decision to pull out its entire existing crop at Brush #2 and disinfect the greenhouse at the beginning of the fourth quarter of 1997. Also during 1997, the Company's Fort Lupton #1 greenhouse experienced a mechanical failure in its irrigation system in the first quarter, which, in conjunction with the flood experienced in July 1997, destroyed a portion of the tomato crop in the greenhouse. The Company's management decided to pull out the entire crop to avoid an outbreak of root rot common in water damaged crops. There can be no assurance that the Company or Greenver will not suffer loss to its tomato crop at one or more of its greenhouses as a result of disease, pest infestation or mechanical failures.
See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Greenhouse Production--Steps Taken to Combat 1997 Production Problems."

Construction Risks

  The Company plans to construct six new hydroponic greenhouse facilities over the next three years in addition to the 20-acre facility in Grants, New Mexico currently under construction. Construction of greenhouses requires skilled construction personnel. There can be no assurance that the Company will be able to locate the required personnel or that construction of the greenhouses will be completed within the Company's anticipated time frame or budget. Construction projects are subject to cost overruns and delays not within the control of the Company or its subcontractors, such as those caused by acts of governmental entities, financing delays or bad weather. Delays can also arise from design changes and material equipment shortages or delays in delivery. The Company's inability to construct the Grants, New Mexico greenhouse or any future greenhouse in a timely fashion and within the projected construction budget could have a material adverse effect on the Company's anticipated financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Perishable Crop

  The Company's and Greenver's tomatoes are subject to all the risks of any perishable food, including spoilage. Tomatoes generally are salable for approximately 10 to 14 days after harvesting. The Company and Greenver must transport many of its tomatoes long distances from its greenhouses to its pack houses and then to its customers from its pack houses or its cross-docking facility near San Diego (used for Greenver's tomatoes). Accordingly, any delay in shipment of the Company's or Greenver's tomatoes could result in the loss of the shipment due to spoilage. See "Business--Customers and Product Distribution."

Inherent Seasonality in Supply of Tomatoes

  The Company's business is seasonal, and its quarterly results of operations reflect trends resulting from seasonal variations in production yields and prevailing prices for tomatoes. Price fluctuations and tomato availability have a direct effect on the Company's financial results. Typically, in the winter months, the reduced supply of tomatoes (due primarily to the lack of field-grown tomatoes) results in higher market prices. Through the spring and summer months, the supply of field-grown tomatoes increases, resulting in lower market prices. As a result, the Company historically has experienced lower total revenues but higher profit margins in the first and second quarters. Although the Company's production in the first quarter is lower due to fewer hours of direct sunlight, prevailing prices are higher, and in the second quarter, the Company's production increases although prevailing prices are lower.
Thereafter, although revenues increase, profits typically have declined in the third quarter as the Company experiences planned decreases in production to coincide with expected lower market price periods. In the fourth quarter, revenues increase and profits typically have increased also as the Company's production remains steady but higher market prices return. Greenver produces tomatoes in its Mexican greenhouses only from November through May. As a result of the Greenver marketing agreement commencing in the fall of 1998, the Company's supply of tomatoes during these months should increase significantly from 1997 and prior years' supplies during the same months. Accordingly, the Company expects that its revenues and profitability will continue to be subject to large seasonal variations, and the Company's results of operations for any particular quarter are not expected to be indicative of results for subsequent quarters or the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality; Quarterly Results."

Lack of Control over Tomato Prices and Fixed Operating Costs

  The Company's profitability is dependent upon the price at which it is able to sell its and Greenver's tomatoes. The Company has virtually no control over the price at which it is able to sell tomatoes because tomato prices move in response to market supply. The greater supply of tomatoes in the summer months as a result of the harvesting of field-grown tomatoes pushes prices downward. Conversely, the reduced supply of tomatoes in the winter months pushes tomato prices upward. To the extent prevailing market prices for tomatoes are lower than anticipated by the Company, the Company's profitability will be negatively affected. Variations in the Company's production of tomatoes also will have a significant effect on the Company's profitability due to the fact that many of the Company's operating costs are fixed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality; Quarterly Results."

Dependence on Sufficient Water and Heat for Crops

  The Company's crops must be irrigated regularly to maintain plant growth and optimal tomato production. The Company obtains water for irrigation for each of its greenhouses either from one or more wells or the municipal water supply and has only limited ability to store and recirculate water for its irrigation systems. As a result, any interruption in the water supply lasting longer than a few days to a particular greenhouse is likely to result in a decline in the Company's tomato production at that greenhouse. The Company experienced a mechanical failure in the irrigation system at one of its greenhouses in 1997 and could experience another failure in the future, which, if not quickly repaired, also could result in a decrease in tomato production. During the colder months, the Company's greenhouses must be heated to maintain adequate temperature levels to protect the tomato plants. The Company normally heats four of its greenhouses with hot water from neighboring electric cogeneration facilities. The Company also has backup boilers at each facility. The cogeneration facilities' inability to provide the greenhouses with adequate hot water, whether as a result of an event within or beyond the cogeneration facilities' control, coupled with a failure of the greenhouse's backup heating system, also is likely to result in a decrease in the Company's tomato production. See "Business--Greenhouse Production."

Availability of Labor

  The maintenance of the Company's tomato crops and harvesting of tomatoes is labor intensive. Industry participants, including the Company, experience high turnover rates among hourly workers. Some of the Company's employees do not work 40 hour weeks or leave the Company's employment without notice, forcing the Company to hire and train additional employees to maintain and harvest its tomato plants. To the extent the Company experiences higher turnover rates, it will encounter higher than expected recruiting, training and other employment costs. Immigrants comprise a large portion of the Company's workforce. Any change to existing U.S. immigration policy that restricts the ability of immigrant workers to obtain employment in the United States is likely to contribute to a shortage of available labor and increase the Company's operating costs. Immigration laws require the Company to confirm the legal status of its immigrant labor force. From time to time, the Company may unknowingly employ illegal immigrants. The Company, as a significant employer of immigrant laborers, is subject to periodic, random searches by the Immigration and Naturalization Service ("INS"). If the INS finds illegally employed immigrants, the Company would suffer the loss of a portion of its labor force and could be subject to fines, some of which could be substantial in amount. See "Business-- Employees and Training" and "Business--Government Regulation."

Sensitivity to Price Increases in Raw Materials

  In 1997, raw material costs accounted for approximately 27.4% of the Company's cost of goods sold. Increases in the cost of raw materials essential to the Company's operations, particularly tomato plant seedlings, bees, rockwool, carbon dioxide, fertilizer, insecticides and packaging materials, would increase the Company's costs of production, which the Company may be unable to recoup through higher prices for its tomatoes. A scarcity of these raw materials could require the Company to curtail production, which also would have a material adverse effect on the Company's results of operations. The Company generally does not enter into agreements for the supply of any raw materials for longer than one year. The Company currently obtains its tomato plant seedlings from a single source. Loss of this source could result in a decrease in the Company's tomato production during the time in which this supplier is being replaced. See "Business--Greenhouse Production--Raw Materials Used in Production."

Risks Related to Greenver Investment; Risks Inherent in Foreign Investment

  The Company has invested $4.0 million in Greenver. The Company's strategy is to use production from Greenver's facilities to offer a more consistent supply of tomatoes for the Company's U.S. customers from November through April. The Company anticipates that approximately one-third of its winter production will come from Greenver's facilities. Greenver's failure to meet these production expectations will have a material adverse effect on the Company's projected results of operations. Greenver's facilities currently are not growing tomatoes hydroponically. As a result, there can be no assurance the tomatoes grown at the Greenver greenhouses will not suffer from soil-born contaminants that could effect their quality. Within the next 18 months, the Company intends to assist Greenver in converting a portion of its facilities to hydroponic production. There can be no assurance that the Company will be able to implement successfully these hydroponic systems or that, once implemented, Greenver will be able to continue to produce tomatoes of superpremium quality. Any failure by Greenver to produce the quality of tomatoes anticipated by the Company could have a material adverse effect on the Company's projected results of operations. As part of its arrangement with Greenver, the Company will receive 25% of all distributions made by Greenver to its stockholders. There can be no assurance, however, that Greenver will be profitable or that it actually will make cash distributions of its profits, if any, in the future. See "Business--Greenver Transaction and Marketing Agreement."

  The Company may be affected by economic, political and social conditions in Mexico. Mexico has experienced political, economic and social uncertainty in recent years, including an economic crisis characterized by exchange rate instability and peso devaluation, increased inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power and high unemployment. Under its current leadership, the Mexican government has been pursuing economic reform policies, including the encouragement of foreign trade and investment and an exchange rate policy of free market flotation. No assurance can be given, however, that the Mexican government will continue to pursue these policies, that these policies will be successful if pursued or that these policies will not be significantly altered. A decline in the Mexican economy, political or social problems or a reversal of Mexico's foreign investment policy is likely to have an adverse effect on the market price of the Common Stock and may adversely affect the Company's results of operations and financial condition.

  While the Company transacts business with Greenver in U.S. dollars and sales of Greenver's tomatoes are made in U.S. dollars, all of Greenver's production and related expenses are denominated in pesos. Accordingly, inflation in Mexico may lead to higher wages and salaries for the Greenver's employees in Mexico and increase the cost of the raw materials used in the production of Greenver's products, which would adversely affect Greenver's profitability and the level of distributions, if any, to the Company based on its equity ownership in Greenver.

  Risks inherent in foreign operations include nationalization, war, terrorism and other political risks and risks of increases in foreign taxes or U.S. tax treatment of foreign taxes paid and the imposition of foreign government royalties and fees.

Loss of Greenhouse Leases; Dependence on Cogeneration Facility Contracts

  The Company currently leases four of its greenhouses, Rifle, Brush #1, Brush #2 and Fort Lupton #1, which account in the aggregate for 71 of the 111 acres the Company currently has under production. The Company also leases the land on which the Grants greenhouse is being constructed. Each of the Company's four leased greenhouses is operated pursuant to an Operating and Management Agreement that has a term coincidental with the term of the underlying greenhouse lease. The remaining terms of these greenhouse leases are four, six, 11 and 21 years for the Rifle, Brush #1, Brush #2 and Fort Lupton #1 greenhouses, respectively. The remaining term of the land site lease for Grants is 60 years. There can be no assurance that these leases can be renewed at rents and other terms that are as favorable to the Company as the existing terms. The failure by the Company to renew these leases, or the renewal of these leases on less favorable terms to the Company, could force the Company to seek new greenhouse facilities and could have a material adverse effect on the Company.

  The Company's four leased greenhouses serve as collateral for the lenders to the cogeneration power plants next to which they are located. For three of these greenhouses, Brush #1, Brush #2 and Rifle, an event of default by the borrower could result in the lender's foreclosing on these facilities and canceling the Operating and Management Agreement, notwithstanding the fact that the greenhouse lease, and related Operating and Management Agreement, are not in default. Any foreclosure and cancellation of the Operating and Management Agreement is likely to result in a loss of the Company's right to operate the related greenhouse, which would adversely affect the Company's results of operations and projected growth. See "Business--Facilities."

Reliance on Growers

  The Company's hydroponic operations require the skill of senior growers who monitor the progress of the crops, as well as incidents of infestation or root disease. These senior growers must be experts in hydroponic and greenhouse growing techniques. The Company's failure to attract and retain an adequate number of skilled growers is likely to effect adversely the quality and production of its tomatoes and, therefore, its results of operations. Further, only one of the Company's six senior growers is a U.S. citizen. As a result, if senior growers have difficulty retaining visas or obtaining U.S. citizenship, the Company would be forced to recruit replacement growers, most likely in Europe. See "Business--Employees and Training."

Substantial Competition

  The market for the Company's tomatoes is highly competitive and subject to rapid change. The Company competes in the tomato market both with other hydroponic greenhouse tomato producers and with commercial producers of field-grown tomatoes, both gas green (in which the tomatoes are picked green and colored via ethylene gas during shipping) and vine ripened. During 1997, field-grown tomatoes accounted for approximately 92% of total U.S. fresh tomato production, while hydroponic greenhouse tomatoes, both domestic and imported, accounted for the remaining approximately 8%. Most field-grown tomatoes are sold at wholesale at approximately one-half the price of the Company's greenhouse grown tomatoes. During the local growing season, typically late summer, the Company also competes with home- and locally-grown tomatoes. Field-grown tomato competitors include numerous local and regional growers as well as a number of major grower-shippers in the United States and Mexico, including DiMare (Florida and California), Gargiulo (Florida and California), R&B Packing (Mexico) and Meyers (Mexico). These major grower-shippers ship substantially more tomatoes than the Company, have longer standing relationships with various retailers and wholesalers and have greater financial resources than the Company. The Company's competition in the hydroponic greenhouse tomato market comes from various domestic and foreign hydroponic greenhouse tomato producers and cooperatives, including domestic producers Eurofresh (with greenhouses in Arizona), Village Farms (with greenhouses in New York, Pennsylvania, Texas, and Virginia) and BC Hothouse (with greenhouses in California). The Company estimates that worldwide, hydroponic greenhouse tomatoes currently originate from approximately 700 acres in the United States (including the approximately 111 acres owned by the Company), approximately 900 acres in Canada and an estimated aggregate of more than 5,000 acres in Belgium, France, Israel, Morocco, The Netherlands and Spain. Some portion of the foreign produced hydroponic tomatoes are sold in the United States. Most of these sources produce high-quality tomatoes superior in taste, texture and appearance to most field-grown tomatoes and generally comparable in quality to the Company's tomatoes. The Company cannot predict if or when these competitors or others may construct additional greenhouses and whether any additional greenhouses will be constructed in the regions in which the Company currently competes. There can be no assurance that the Company can maintain its competitive position against current and potential competitors, especially those with financial, marketing, personnel and other resources greater than the Company's. See "Business--Competition."

Customer Concentration

  During 1997, 79.0% of the Company's net sales were to its ten largest customers. In particular, sales to Safeway, Meijer and King Soopers represented 23.5%, 15.3% and 14.0% of the Company's total net sales, respectively. The Company expects that a small number of large supermarket chains will continue to account for a substantial portion of its net sales for the foreseeable future. There can be no assurance that the Company's principal customers will continue to purchase products from the Company at current levels, if at all. The Company's loss of even one of these large customers due to production shortfalls, quality concerns or otherwise is likely to adversely affect the Company's results of operations and could affect the Company's planned growth. Consistent with industry practice, the Company does not operate under long-term supply contracts with any of its customers. The loss of, or a significant reduction in orders from, any one of these large customers, losses arising from disputes between the Company and any one of these large customers regarding shipments, fees, tomato condition or related matters, or the Company's inability to collect accounts receivable from any major retail customer could have a material adverse effect on the Company. See "Business--Customers and Product Distribution."

Government Regulation

  The manufacture, processing, packaging, storage, distribution and labeling of food products are subject to extensive federal, state and foreign laws and regulations. In the United States, the Company's business is subject to regulation by the Food and Drug Administration ("FDA"), the United States Department of Agriculture ("USDA") and various state and local agricultural and public health authorities. The FDA and USDA regulators charged with enforcing these laws and regulations have broad powers to protect public health, including the power to inspect produce and the Company's facilities, to order the shut down of a facility or the suspension of delivery of the Company's produce, as well as the power to impose substantial fines. The Company also is subject to various federal and state regulations relating to workplace safety and worker health, including the Fair Labor Standards Act, Occupational Safety and Health Act and laws and regulations governing such matters as minimum wages, overtime and working conditions. The Company is subject to various federal, state and local environmental regulations.

  The Company may become subject to additional laws or regulations administered by the FDA, the USDA or other federal, state, foreign or local regulatory authorities, the repeal of laws or regulations or more stringent interpretations of current laws or regulations. The Company cannot predict the nature of any new laws, regulations or interpretations, or what effect they might have on its business. Changes in these laws could require the reconfiguration of the Company's production, processing and transportation methods or increased compliance costs, and could require the Company to make significant capital expenditures or incur higher operating costs. Any failure by the Company to comply with applicable laws and regulations could subject the Company to civil penalties, including fines, injunctions, greenhouse or pack house closings, recalls or seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on the Company. See "Business--Government Regulation."

Risks Related to Growth Strategy

  The Company is planning substantial growth in its production capabilities over the next several years, which will place greater demands on its operating, administrative and financial resources. Future growth will depend on a number of factors, including the timely construction of additional greenhouses, the Company's ability to maintain the quality of the tomatoes it produces and the recruitment and retention of qualified personnel. Sustaining profitable growth will also require the implementation of enhancements to the Company's operating and financial systems and will require additional management, operating and financial personnel. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to implement its growth plan, and any failure to do so is likely to have a materially adverse effect on the Company's business, results of operations and financial condition. See "Business--Growth Strategy."

Dependence on Key Personnel; Short Operating History Under Current Management

  The Company's continued success will depend largely on the skills and abilities of its officers, key employees and directors. Specifically, the Company is highly dependent upon its Chief Executive Officer, James R. Rinella, its Executive Vice President of Production, Matthew B. Cook, its Vice President of Finance, Alan R. Fine and its Director of Agricultural Production, Ludo van Boxem. The loss of any one of these persons could have a material adverse effect on the Company. In addition, Mr. Rinella and Mr. Fine both joined the Company in the fall of 1997. Accordingly, the Company has only a limited history of operation under its current management team upon which investors may evaluate its performance. There can be no assurance that the Company's new management team will be able to achieve or sustain revenue growth or profitability. See "Management."

  The Company's success depends also on its ability to attract, retain and motivate highly qualified growers and marketing, sales and other management personnel. Failure to continue to attract and retain a sufficient number of these personnel could have a material adverse effect on the Company's results of operations and planned growth. There is intense competition for qualified personnel and there can be no assurance that the Company will be able to attract and retain the qualified personnel necessary for the successful operation of its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Employees and Training."

Control by Existing Stockholders

  Upon completion of this offering, the Company's officers, directors and existing principal stockholders will beneficially own an aggregate of approximately 50% of the outstanding shares of Common Stock. If these persons were to act together, they would be able to elect all of the Company's directors and determine the outcome of all corporate actions requiring approval by the stockholders, thus controlling the business affairs and policies of the Company. This control could have the effect of delaying or preventing a change in control of the Company and consequently, may adversely affect the market price of the Common Stock. See "Principal Stockholders."

No Prior Market; Determination of Offering Price; Volatility of Stock Price

  Prior to this offering, there has been no public market for the Common Stock. Although application has been made to list the Common Stock on the Nasdaq National Market/sm/, there can be no assurance that an active trading market will develop or be sustained, and no assurance that the price at which the Common Stock may trade in the public market after this offering will exceed the initial public offering price. The initial public offering price will be determined by negotiations between the Company and the Representatives of the Underwriters. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in the Company's operating results, material announcements by the Company, governmental regulatory action, general conditions in the fresh produce industry or other events or factors, many of which are beyond the control of the Company. In addition, the Company's future operating results may be below the expectations of securities analysts and investors. In such event, the price of the Common Stock would likely decline, possibly substantially.

Shares Eligible for Future Sale

  Upon consummation of this offering, the Company will have outstanding 13,998,361 shares of Common Stock. Of these shares, the 5,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by "affiliates" of the Company as that term is
defined in SEC Rule 144.   All of the remaining 8,998,361 shares of Common Stock
are "restricted securities" within the meaning of Rule 144 and may be sold in the public market only if registered or if sold under an exemption from registration under the Securities Act, including the exemption provided by Rule
144. Approximately 7,918,032 shares of these restricted securities have been held for more than one year and will be immediately saleable under Rule 144, subject to the Underwriters' lock-up and the volume limitations imposed by Rule
144. In addition, some of the Company's existing stockholders have the right to require the Company to register their Common Stock from time to time. See "Description of Capital Stock--Registration Rights" and "Shares Eligible for Future Sale."

  Sales of substantial amounts of the Common Stock in the public market, or the perception that such sales could occur, may adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. The Company is unable to predict the effect, if any, that future sales of Common Stock or the availability of Common Stock for sale may have on the market price of the Common Stock prevailing from time to time.

Certain Anti-Takeover Provisions

  Certain provisions of Delaware law and the Company's Amended and Restated Certificate of Incorporation (the "Charter") and Amended and Restated Bylaws (the "Bylaws") may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors. These provisions also may render the removal of directors and management more difficult and could limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. These provisions of Delaware law and the Company's Charter and Bylaws may also have the effect of discouraging or preventing certain types of transactions involving an actual or threatened change of control of the Company (including unsolicited takeover attempts), even though such a transaction may offer the Company's stockholders the opportunity to sell their stock at a price above the prevailing market price. See "Description of Capital Stock--Anti-Takeover Provisions."

Immediate and Substantial Dilution

  Purchasers of Common Stock in this offering will experience immediate and substantial dilution of $5.69 in the net tangible book value per share of the Common Stock. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of shares of Common Stock offered hereby are estimated to be $31.7 million (assuming an initial public offering price of $10.00 per share), after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds as follows: (i) approximately $15.0 million to repay a portion of its existing indebtedness (including prepayment penalties of approximately $550,000); (ii) approximately $10.0 million to finance a portion of the cost of construction of two or three of the six planned 20-acre hydroponic greenhouse facilities; and (iii) the balance for working capital to support the Company's marketing agreement with Greenver and its planned growth.

  The indebtedness to be repaid was incurred under a (i) a $15.0 million term loan (the "Term Loan") and (ii) a $7.5 million construction loan (the "Grants Loan"), all with the Farm Credit Services of the Mountain Plains, PCA ("Farm Credit"). The proceeds of the Term Loan were used for the construction of the Estancia and Fort Lupton #2 greenhouses, and the proceeds of the Grants Loan are being used for the construction of the Grants greenhouse. The Term Loan has an interest rate of 8.19% per annum and matures in May 2007, and the Grants Loan bears interest at the prime rate plus 0.5% and matures upon completion of construction. At June 1, 1998, the prime rate was 8.5%.

  The Company currently intends to construct up to six additional 20-acre hydroponic greenhouse facilities, two of which are expected to be adjacent to the existing, or under construction, facilities in Estancia and Grants, New Mexico. The Company estimates that the current cost to construct a 20-acre hydroponic greenhouse facility is approximately $13.0 million and the cost to construct two adjacent 20-acre hydroponic greenhouse facilities is approximately $25.0 million. The Company has had preliminary discussions with four commercial lenders and believes that a substantial portion of the construction costs of these new greenhouse facilities can be financed by one or more of these commercial lenders. The Company currently anticipates that construction of at least two of these facilities will commence by mid-1999. See "Business-- Facilities."

  Pending application of the net proceeds as described above, the Company will invest them in short-term interest bearing, investment grade securities.


                                DIVIDEND POLICY

  The Company has never paid cash dividends on its capital stock although during 1996, the Company paid distributions of approximately $1.7 million to cover the LLC's members' tax obligations. The Company currently intends to retain earnings, if any, to finance the growth and development of its business and does not anticipate paying cash dividends in the foreseeable future. In addition, the Company's credit facilities with Farm Credit currently prohibit the payment of cash dividends. Any payments of cash dividends in the future, if permitted by the Company's credit facilities, will be at the discretion of the Board of Directors after taking into account various factors, including the Company's financial condition, results of operations, cash flows from operations, current and anticipated cash needs and expansion plans, income tax laws then in effect and requirements of Delaware law.

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1998, (i) on an actual basis and (ii) as adjusted for the cashless exercise of a warrant for 9,743 shares of Series B Convertible Preferred Stock (the "Warrant") upon consummation of this offering (at an assumed initial offering price of $10.00 per share), the automatic conversion of all outstanding shares of preferred stock to Common Stock and the sale by the Company of the 3,500,000 shares of Common Stock offered by it hereby (at an assumed initial public offering price of $10.00 per share) and the application of a portion of the estimated net proceeds of this offering to repay indebtedness as described in "Use of Proceeds." The table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                      As of June 30, 1998
                                                   ---------------------------
                                                                       As
                                                      Actual        Adjusted
                                                   ------------   ------------
                                                         (In thousands)
Long-term debt, including current maturities.......     $14,992      $   290
                                                        -------      -------

Mandatorily Redeemable Securities:

 Series B Convertible Preferred Stock ($.001
 par value); 1,894,000 and no shares
 authorized; 1,875,000 and no shares issued
 and outstanding (1)..............................      $13,939      $   --

 Series C Convertible Preferred Stock ($.001
 par value); 1,275,000 and no shares
 authorized; 1,091,000 and 0 shares issued
 and outstanding..................................        5,873           --

 Warrant; exercisable for 18,500 shares of
 Series B Convertible Preferred Stock.............           40           --
                                                        -------      -------
    Total Mandatorily Redeemable Securities........     $19,852      $    --
                                                        =======      =======

Stockholders' equity:

Series A Convertible Preferred Stock ($.001
 par value); 6,200,000 and no shares
 authorized; 6,200,000 and no shares issued
 and outstanding...................................     $     6      $    --

Common Stock ($.001 par value); 55,000,000
 shares authorized, 53,000 and 14,029,000
 shares issued; 22,000 and 13,998,000 shares
 outstanding (2)...................................          --           14

 Treasury Stock; 31,000 shares of Common Stock.....        (130)        (130)

 Additional paid-in capital........................       4,639       56,483

 Retained earnings.................................       4,529        3,979
                                                        -------      -------
   Total stockholders' equity......................       9,044       60,346
                                                        -------      -------
    Total capitalization...........................     $43,888      $60,636
                                                        =======      =======

------------------

(1) Assuming an initial public offering price of $10.00 per share, the Series B Preferred Stock will convert automatically into 3,185,216 shares of Common Stock. If the initial public offering price is higher than $10.00, the Series B Preferred Stock will convert automatically into a fewer number of shares of Common Stock. For example, if the initial public offering price is $11.00 per share, the Series B Preferred Stock will convert automatically into 3,030,680 shares of Common Stock.
(2) Excludes 1,026,691 shares of Common Stock issuable upon the exercise of currently outstanding options at a weighted average exercise price per share of $2.65. See "Management--Stock Option Plan."

                                    DILUTION


  The net tangible book value of the Company as of June 30, 1998, as adjusted for the conversion of all outstanding preferred stock and the cashless exercise of the Warrant, was approximately $28.9 million or $2.75 per share. Net tangible book value per share is determined by subtracting the Company's total liabilities from its total tangible assets and dividing the remainder by the number of shares of Common Stock outstanding assuming the conversion of all outstanding preferred stock and the Warrant. After giving further effect to the sale by the Company of 3,500,000 shares of Common Stock in this offering (at an assumed initial public offering price of $10.00 per share) and application of the estimated net proceeds therefrom, the net tangible book value of the Company as of June 30, 1998 would have been $60.3 million or $4.31 per share. This represents an immediate increase in net tangible book value of $1.56 per share to existing stockholders and an immediate dilution in net tangible book value of $5.69 per share to purchasers of Common Stock in this offering. The following table illustrates this dilution in net tangible book value per share to new investors:

Initial public offering price per share..................  $10.00
 Net tangible book value per share..................$2.75

 Increase per share attributable to new investors... 1.56
                                                    -----
Net tangible book value per share after offering.........  $ 4.31
                                                           ------
Dilution per share purchased by new investors............  $ 5.69
                                                           ======

  The following table sets forth as of June 30, 1998, as adjusted for conversion of all outstanding preferred stock and exercise of the Warrant, the number of shares of Common Stock purchased from the Company, the total cash paid to the Company and the average price paid per share by existing stockholders and by the purchasers of the shares offered by the Company hereby (at an assumed initial public offering price of $10.00 per share):

                               Shares Purchased       Total Consideration
                             --------------------  --------------------------    Average Price
                               Number    Percent      Amount        Percent        per Share
                             ----------  --------  ------------  ------------    -------------
Existing stockholders (1)..  10,498,361     75.0%   $21,039,000       37.5%        $   2.00

New investors..............   3,500,000     25.0     35,000,000       62.5            10.00
                             ----------    -----    -----------      -----

             Total.........  13,998,361    100.0%   $56,039,000      100.0%
                             ==========    =====    ===========      =====

-------------------

(1) Assuming an initial public offering price of $10.00 per share, the Series B Preferred Stock will convert automatically into 3,185,216 shares of Common Stock. If the initial public offering price is higher than $10.00, the Series B Preferred Stock will convert automatically into a fewer number of shares of Common Stock. For example, if the initial public offering price is $11.00 per share, the Series B Preferred Stock will convert automatically into 3,030,680 shares of Common Stock.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

  The following selected consolidated financial data for the years ended December 31, 1994 through 1997, and as of December 31, 1994 through 1997, have been derived from the Company's consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The following selected financial data for the year ended December 31, 1993, and for the six month periods ended June 30, 1997 and 1998, and as of December 31, 1993, June 30, 1997 and 1998, have been derived from the Company's unaudited financial statements that, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial data for such periods and as of such dates. The data set forth below are qualified by reference to and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." Results of operations for the six months ended June 30, 1998, are not necessarily indicative of results that may be expected for the full year.

                                                                                                  Six Months
                                                        Year Ended December 31,                 Ended June 30,
                                         -------------------------------------------------   --------------------
                                           1993      1994       1995      1996      1997       1997       1998
                                           ----      ----       ----      ----      ----       ----       ----
                                                (Dollars and shares in thousands, except per share data)
Statement of Operations Data (1):
 Net sales.............................   $   --    $13,938    $20,135   $27,407   $24,944    $13,298    $23,549
 Cost of goods sold....................       --      9,961     15,431    19,293    22,257     11,507     15,982
                                          ------    -------    -------   -------   -------    -------    -------
 Gross profit..........................       --      3,977      4,704     8,114     2,687      1,791      7,567
 Operating expenses(2).................      156      2,207      2,502     4,434     4,609      2,255      4,204
                                          ------    -------    -------   -------   -------    -------    -------
 Operating income (loss)...............     (156)     1,770      2,202     3,680    (1,922)      (464)     3,363
 Interest and other income
  (expense), net.......................       54        (33)       329        63       193        261       (290)
                                          ------    -------    -------   -------   -------    -------    -------
 Income (loss) before income tax
  provision............................     (102)     1,737      2,531     3,743    (1,729)      (203)     3,073
 Provision (benefit) for income
  taxes................................       --         --         --        --      (653)       (76)     1,168
                                          ------    -------    -------   -------   -------    -------    -------
 Net income (loss).....................     (102)     1,737      2,531     3,743    (1,076)      (127)     1,905
 Accretion of preferred stock (3)......       --         --         --        --        --         --     (2,242)
                                          ------    -------    -------   -------   -------    -------    -------
 Net income (loss) available to common
  stockholders.........................     (102)     1,737      2,531     3,743    (1,076)      (127)      (337)
 Pro forma tax provision
  (benefit) (4)........................      (39)       659        962     1,422        --         --         --
                                          ------    -------    -------   -------   -------    -------    -------
 Pro forma net income (loss) (4).......   $  (63)   $ 1,078    $ 1,569   $ 2,321   $(1,076)   $  (127)   $  (337)
                                          ======    =======    =======   =======   =======    =======    =======
 Historical basic earnings (loss)
  per share (5)........................       --         --         --        --        --         --    $(29.77)
 Basic weighted average shares
  outstanding..........................       --         --         --        --        --         --         11
 Historical diluted earnings (loss)
  per share............................   $(0.02)   $  0.28    $  0.41   $  0.59   $ (0.11)   $ (0.01)   $ (0.03)
 Diluted weighted average shares
  outstanding..........................    6,200      6,200      6,200     6,356     9,261      9,448     10,158
 Pro forma basic earnings (loss)
  per share............................   $(0.01)   $  0.17    $  0.25   $  0.37   $ (0.11)   $ (0.01)   $ (0.01)
 Pro forma diluted earnings (loss)
  per share............................   $(0.01)   $  0.17    $  0.25   $  0.37   $ (0.11)   $ (0.01)   $ (0.01)
 Pro forma basic weighted average
  shares outstanding...................    6,200      6,200      6,200     6,200     9,733      9,082     11,134
 Pro forma diluted weighted
  average shares outstanding...........    6,200      6,200      6,200     6,356    10,160      9,511     11,545

 Operating Data:
 Number of greenhouses operated
  (at end of period)...................       --          3          3         4         5          4          6
 Acres in production
  (at end of period)...................       --         53         53        71        91         71        111
 Total pounds of product sold
  (in thousands).......................       --     17,417     24,371    30,018    26,167     13,550     25,795
 Average yield sold per acre
  (in thousands of pounds) (6).........       --        329        460       423       350        191        247
 Average sale price per pound..........       --    $  0.80    $  0.83   $  0.91   $  0.95    $  0.98    $  0.91

                                                         At December 31,                         At June 30,
                                          ------------------------------------------------    ------------------
                                           1993       1994       1995      1996      1997      1997       1998
                                           ----       ----       ----      ----      ----      ----       ----
                                                               (In thousands)
Balance Sheet Data:
 Working capital (7)..................    $ (426)   $ 2,106    $ 2,736   $ 2,237   $ 3,034    $ 5,071    $ 6,744
 Total assets.........................       451      5,883      8,532     9,966    37,869     28,335     50,629
 Long-term debt, including
  current maturities..................        --         --         --        --    10,972      1,156     14,992
  Mandatorily redeemable
   convertible securities.............        --         --         --        --    13,829     13,681     19,852
  Stockholders' equity (deficit)......      (102)     1,636      4,168     6,945     6,127      6,852      9,044

-----------------
(1) The Company was organized in 1993 to operate three greenhouses and incurred marketing expenses in anticipation of these operations. Effective January 1, 1994, the Company began to operate three greenhouses (Brush #1, Brush #2 and Fort Lupton #1). Effective January 1, 1996, the Company began to operate a fourth greenhouse (Rifle). During October 1997, the Company began production from its fifth greenhouse (Estancia), and in March 1998, the Company began production from its sixth greenhouse (Fort Lupton #2).

(2) Operating expenses for 1997 have been reduced to reflect insurance proceeds of $802,000 from the flood in July 1997 at Fort Lupton #1. Operating expenses for the six months ended June 30, 1998, include (i) a loss of $1,700,000 resulting from the hail storm in May 1998 at Brush #1 and Brush #2 and have been reduced to reflect insurance proceeds of $1,608,000, and
    (ii) a one-time, non-cash compensation charge totaling approximately $1,214,000 related to the grant of options to the Company's directors and the sale of Series C Preferred Stock to the Company's directors and Chief Executive Officer.

(3) Accretion of preferred stock includes (i) $152,000 in amortization of issuance costs associated with the sales of Series B Preferred Stock and Series C Preferred Stock, and (ii) a $2,090,000 one-time, non-cash adjustment to reflect the excess of the fair market value of the Series C Preferred Stock over the purchase price of the Series C Preferred Stock charged to the existing stockholders except for those stockholders on the Board of Directors and the Chief Executive Officer. Under generally accepted accounting principles, this adjustment is reflected as a reduction in retained earnings with a corresponding increase in the Series C Preferred Stock.

(4) Prior to January 1997, the Company was operated as a limited liability company and was not subject to federal or state income taxes. As a result, the provision (benefit) for income taxes and net income (loss) for the years 1993 to 1996 are presented on a pro forma basis as if the Company were subject to federal and state corporate income taxes, assuming an effective tax rate of 38%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction."

(5) As a result of the exercise of certain stock options, there were approximately 11,000 shares of Common Stock outstanding on a weighted average basis as of June 30, 1998. The historical basic loss per share of ($29.77) for the six months ended June 30, 1998, reflects the net loss available to the holders of the Common Stock divided by the weighted average number of shares of Common Stock outstanding.

(6) Average yield sold per acre on a annual basis is calculated by dividing the total number of pounds sold by the total number of acres in production. Average yield sold per acre for 1997 is a weighted average of 76 acres based on the increase of total acres in production during the year as a result of the Estancia greenhouse, which began production in October 1997. Management believes that average yield per acre sold is an important measure of greenhouse productivity.

(7) Working capital as of June 30, 1997, includes the net proceeds from the issuance of the Series B Convertible Preferred Stock, less amounts expended through that date.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

Introduction

  The Company currently operates six hydroponic greenhouses covering approximately 111 production acres in Colorado and New Mexico and is constructing a seventh 20-acre hydroponic greenhouse in New Mexico. The Company plans to construct six additional 20-acre hydroponic greenhouses over the next three years. The Company's production sold was approximately 247,000 pounds per acre for the six months ended June 30, 1998, which represents an approximately 13% increase from the same period in 1996 and an approximately 29% increase from the same period in 1997, during which the Company experienced production problems as described below. The Company also has increased its acreage as of June 30, 1998, by approximately 56% over its acreage as of June 30, 1996 and 1997. The Company's net sales for the six month period ended June 30, 1998, increased by approximately 50% and 77% over the same six month periods in 1996 and 1997, respectively. In May 1998, the Company acquired the exclusive right to market in the United States, Canada and Europe all export-quality tomatoes, sweet peppers and any other produce from Greenver's approximately 175 acres of non-hydroponic greenhouses in Mexico, half of which are currently under construction and expected to be in production by November 1998. The Company anticipates that Greenver will provide it with up to 18 million pounds of tomatoes during Greenver's November 1998 through April 1999 growing season.

  The Company's tomatoes are sold directly to both national supermarket chains and regional wholesalers. Sales are recognized at the time of shipment and are presented net of approved credits and allowances. Cost of goods sold consists of direct and indirect costs. Direct costs are recorded at the time related revenues are recognized while indirect costs are recorded systematically over the year. The principal components of direct costs are greenhouse, pack house and related management payroll, growing expenses, packing materials and freight costs. Throughout the year, greenhouse payroll remains relatively stable because the crops require constant inspection and maintenance. Indirect costs include rent and depreciation expense associated with the greenhouses and pack houses.

  Operating expenses consist primarily of payroll expense for administrative personnel, stock-based compensation, marketing and promotional program costs, insurance expenses, professional fees and other administrative costs. In 1996, the Company granted stock options at an exercise price of $0.74 per share, which resulted in stock-based compensation. This stock-based compensation, determined as the excess of the fair market value of the stock over the stock option's exercise price, is being expensed over the vesting period of the option. The Company incurred $715,000 and $540,000 of stock-based compensation expense in 1996 and 1997, respectively. The Company has incurred $1,255,000 of stock-based compensation expense through June 30, 1998, primarily due to the sale of the Series C Preferred Stock to the directors and Chief Executive Officer.

  The Company will account for its 25% equity investment in Greenver using the equity method of accounting. The Company and Greenver have agreed to make an annual determination regarding the amount, if any, of distributions to Greenver's shareholders. Any distributions are expected to be made in the third quarter of each year. The Company expects Greenver to distribute all profits remaining after funding Greenver's reserve account to an agreed amount. The marketing agreement for the sale of Greenver's tomatoes will generate net commission income to the Company, consisting of the Company's 10% commission less marketing expenses associated with the sale of Greenver's tomatoes.

  Effective January 1, 1997, the Company became a C Corporation for federal and state income tax purposes. Prior thereto, the Company was a limited liability company ("LLC") and, therefore, did not pay corporate or state income taxes. The pro forma provision for income taxes for years prior to 1997 assumes the Company was subject to federal and state income taxes applicable to C Corporations and has been calculated using an effective rate of 38%.

  During 1997, the Company experienced mechanical problems, pest and disease infestations and a flood that significantly reduced production during parts of the year in three of the Company's greenhouses. In the Brush #1 greenhouse, a root disease reduced tomato production by approximately 18.9% during the first and second quarters of 1997. This was followed in the third quarter by an invasion of thrips (an insect) through the greenhouse's unscreened ventilation system, which carried a virus from adjacent agricultural field crops. This virus reduced plant populations as well as tomato volumes and size, resulting in a decline in the Company's average sales price per pound. During the third quarter of 1997, Brush #2 was also affected negatively by the same root disease that affected Brush #1 and was infested with a large population of whiteflies. This led to the Company's decision to pull out its entire existing crop at Brush #2 and disinfect the greenhouse at the beginning of the fourth quarter of 1997.
At the end of the first quarter of 1997, the Fort Lupton #1 greenhouse experienced a mechanical failure in its irrigation system, followed by a flood at the end of July that required the Company to pull out the entire crop to avoid an outbreak of root rot common in water damaged crops. As a result of all of these problems, the Company experienced approximately a 13% decline in total production sold in 1997 compared to 1996, despite the addition of production from the 20-acre Estancia greenhouse in October 1997.

  The Company believes it has remedied the problems that lead to mechanical malfunctions and has used the experiences to update its existing greenhouses and better design future greenhouses. The Company hired a new senior management team that has implemented various initiatives and quality control measures to reduce the likelihood of similar problems occurring in the future and obtained improved insurance coverage. The Company had direct damage insurance covering both property damage to its greenhouses and lost profits and was able to recover $802,000 as a result of the damage from the flood. This recovery represented approximately one-half of the lost sales that resulted from the flood, which subsequently caused management to obtain new insurance coverage. Management believes that its new insurance policy will more adequately protect it in the event of a catastrophic loss, such as the May 1998 hail storm described below.

  As a result of the 1997 production problems, the Company generated a net operating loss ("NOL") carry forward for both federal and state income tax reporting purposes of approximately $2.3 million. The Company expects that a majority, if not all, of the NOL will be used in 1998. Accordingly, the Company recorded an income tax benefit of approximately $653,000 during 1997. The Company expects to recognize income tax expense for financial reporting purposes at an effective rate of approximately 38%.

  The Company maintains business interruption insurance and property damage policies with aggregate limits of coverage of $33 million, limited to $5.0 million per occurrence. The Company has received an advance of $2.0 million for its claims from the hail damage incurred at the Brush #1 and Brush #2 greenhouses to fund the cost of cleanup, building repair, miscellaneous fixed expenses and re-establishing the crop. Due to the nature of the business interruption claims, final settlement will not be possible until such time as the Company has returned to normal operations, which is anticipated to be by December 1, 1998. See "Risk Factors--Risk of Catastrophic Loss of Crop and Other Property Damage."

Results of Operations

  The following table sets forth for the periods indicated, statement of operations data expressed as a percentage of net sales:

                                    Percentage of Net Sales
                            ---------------------------------------
                                                      Six Months
                                                         Ended
                            Year Ended December 31,     June 30,
                            -----------------------  --------------
                              1995    1996    1997    1997    1998
                            ------- ------- -------  ------  ------
Net sales..................  100.0%  100.0%  100.0%  100.0%  100.0%

Cost of goods sold.........   76.6    70.4    89.2    86.5    67.9
                             -----   -----   -----   -----   -----

Gross profit...............   23.4    29.6    10.8    13.5    32.1

Operating expenses (1).....   12.4    16.2    18.5    17.0    17.8
                             -----   -----   -----   -----   -----

Operating income (loss)....   11.0    13.4    (7.7)   (3.5)   14.3

Interest and other income
 (expense), net............    1.6     0.2     0.8     2.0    (1.2)
                             -----   -----   -----   -----   -----

Income (loss) before
 income tax provision......   12.6    13.6    (6.9)   (1.5)   13.1

Provision (benefit) for
 income taxes (2)..........    4.8     5.2    (2.6)   (0.6)    5.0
                             -----   -----   -----   -----   -----

Net income (loss)(2).......    7.8%    8.4%   (4.3)%  (0.9)%   8.1%
                             =====   =====   =====   =====   =====

--------------------

(1) Operating expenses for 1997 have been reduced to reflect insurance proceeds of $802,000 from the flood in July 1997 at Fort Lupton #1. Operating expenses for the six months ended June 30, 1998, include (i) a loss of $1,700,000 resulting from the hail storm in May 1998 at Brush #1 and Brush #2 and have been reduced to reflect insurance proceeds of $1,608,000, and
    (ii) a one-time, non-cash compensation charge totaling approximately $1,214,000 related to the grant of options to the Company's directors and the sale of Series C Preferred Stock to the Company's directors and Chief Executive Officer.
(2) Prior to January 1997, the Company was operated as a limited liability company and was not subject to federal or state income taxes. As a result, the net income (loss) for the years 1995 to 1996 are presented on a pro forma basis as if the Company were subject to federal and state corporate income taxes, assuming an effective tax rate of 38%.

  Six Months Ended June 30, 1998 and 1997

  Net Sales. Net sales increased by $10.2 million, or 77.1%, to $23.5 million on sales of 25.8 million pounds of tomatoes for the six months ended June 30, 1998, compared to net sales of $13.3 million on sales of 13.6 million pounds of tomatoes for the same period in 1997. These increases were due primarily to the addition of the 20-acre Estancia greenhouse, which came into production in October 1997, and the 20-acre Fort Lupton #2 greenhouse, which came into production in March 1998. In addition, the Company increased its production yield by approximately 29.3% to 247,000 pounds per acre in the first half of 1998 from 191,000 pounds per acre in the comparable period of 1997. This increase in yield was attributable to management's increased focus on production and to changes in production methods in response to the production problems experienced at the Fort Lupton #1 greenhouse in 1997. Higher production in 1998 was partially offset by a lower sale price per pound as prevailing market prices during the first quarter of 1997 were higher than in 1998 due to adverse weather conditions that impaired the field-grown tomato supply in early 1997. As a result, the Company realized a $0.98 average sale price per pound of tomatoes during the first half of 1997, compared to $0.91 for the comparable period in 1998.

  Gross Profit. The Company's gross profit for the six months ended June 30, 1998 was $7.6 million, or 32.1% of net sales, compared to $1.8 million, or 13.5% of net sales, for the six months ended June 30, 1997. This dollar increase in gross profit was due to the increase in total pounds of tomatoes sold, resulting from the additional 40 acres of greenhouse facilities and the increase in yield per acre, despite the lower average sale price per pound. The 1997 production problems and higher than expected greenhouse labor costs resulted in a lower than expected gross profit in the first half of 1997. Greenhouse labor costs in the first half of 1997 were higher than normal as a result of training expenses for additional greenhouse personnel to staff the Estancia greenhouse in October 1997. The Company expects that it will continue to incur higher than normal greenhouse labor costs as a result of training expenses for additional greenhouse personnel in those quarters in which it adds additional greenhouse facilities.

  Operating Expenses. During the six months ended June 30, 1998, operating expenses were $4.2 million, or 17.8% of net sales, compared to $2.3 million, or 17.0% of net sales, for the six months ended June 30, 1997. The components of the dollar increase were: (i) a $0.5 million increase in general and administrative expenses due to the additions to senior management, higher incentive bonus accruals and higher professional fees; (ii) a $1.2 million increase in general and administrative expenses due to a one-time, non-cash, stock-based compensation expense related to the grant of options to the Company's directors and the sale of the Series C Preferred Stock to the Company's directors and Chief Executive Officer; and (iii) a $0.2 million increase in sales and marketing expenses due to the Company's new marketing program that began in the fall of 1998. Management expects that operating expenses may increase during the next several years as the Company implements its consumer branding strategy, implements the Greenver marketing agreement and becomes a public company.

  Operating Income (Loss). The Company generated operating income of $3.4 million, or 14.3% of net sales, for the six months ended June 30, 1998, compared to operating loss of $0.5 million, or (3.5%) of net sales, for the comparable period in 1997. This improvement resulted from the 77.1% increase in net sales and the higher gross margin in the first half of 1998.

  Interest and Other Income (Expense), Net. The Company incurred interest and other expense of $0.3 million for the six months ended June 30, 1998, compared to interest and other income of $0.2 million for the six months ended June 30, 1997. This increase was due to interest expense on debt incurred to finance construction of the Estancia and Fort Lupton #2 greenhouses.

  Net Income (Loss). The Company generated net income of $1.9 million, or 8.1% of net sales, for the six months ended June 30, 1998, compared to a net loss of $0.1 million, or (0.9%) of net sales, for the comparable period in 1997. The Company's provision for income taxes was $1.2 million and ($0.1) million for the six months ended June 30, 1998 and 1997, respectively, representing an effective tax rate of 38% in both periods.

  1997 Compared to 1996

  Net Sales. Net sales decreased by $2.5 million, or 9.1%, to $24.9 million on sales of 26.2 million pounds of tomatoes in 1997, compared to net sales of $27.4 million on sales of 30.0 million pounds of tomatoes in 1996. This decrease in net sales was due to production shortfalls that resulted from the problems experienced by the Company at three of its greenhouses at various times during 1997, partially offset by the addition of production at the Estancia greenhouse
in October 1997.   The Company realized a 4.4% increase in the average sale
price per pound of tomatoes to $0.95 in 1997 from $0.91 in 1996.

  Gross Profit.  The Company's gross profit for 1997 was $2.7 million, or 10.8%
of net sales, compared to $8.1 million, or 29.6% of net sales, in 1996.   The
dollar decrease resulted from the mechanical problems, pest and disease infestation and flood that significantly reduced production and the number of pounds sold in 1997. The decline in the gross profit margin was attributable to the fact that a significant portion of greenhouse operating expenses are fixed.

  Operating Expenses. During 1997, operating expenses were $4.6 million, or 18.5% of net sales, compared to $4.4 million, or 16.2% of net sales, in 1996. The principal components of the dollar increase were: (i) a $0.4 million increase in administrative payroll and related expenses, (ii) a $0.4 million increase in computer-related expenses and (iii) a $0.2 million increase in travel expenses. These increases were partially offset by the $0.8 million insurance recovery from the flood at Fort Lupton #1.

  Operating Income (Loss). The Company generated an operating loss of $1.9 million for 1997, compared to operating income of $3.7 million, or 13.4% of net sales, for 1996. The difference was attributable to the factors discussed above.

  Net Income (Loss). The Company recognized a net loss of $1.1 million for 1997, compared to net income of $2.3 million, or 8.4% of net sales, for 1996, presented on a pro forma basis to reflect pro forma income taxes calculated at an effective tax rate of 38%.

  1996 Compared to 1995

  Net Sales. Net sales increased by $7.3 million, or 36.3%, to $27.4 million on sales of 30.0 million pounds of tomatoes for 1996, compared to net sales of $20.1 million on sales of 24.4 million pounds of tomatoes for 1995. Of this increase in net sales, approximately two-thirds was attributable to the addition of the Rifle greenhouse on January 1, 1996, and approximately one-third was attributable to a 9.6% increase in the average sale price per pound of tomatoes to $0.91 in 1996 from $0.83 in 1995.

  Gross Profit. The Company's gross profit for 1996 was $8.1 million, or 29.6% of net sales, compared to $4.7 million, or 23.4% of net sales, for 1995. This dollar increase was attributable primarily to the increase in production from the addition of the Rifle greenhouse, as well as the $0.08 per pound increase in the average sales price for 1996. The improvement in the gross profit margin was primarily attributable to the fact that a significant portion of greenhouse operating expenses are fixed.

  Operating Expenses. During 1996, operating expenses were $4.4 million, or 16.2% of net sales, compared to $2.5 million, or 12.4% of net sales, for 1995. The principal components of the dollar increase were: (i) $1.2 million of higher payroll and related costs (including stock-based compensation of $0.7 million),
(ii) $0.2 million of Rifle greenhouse expenses, and (iii) a $0.2 million increase of professional fees and insurance costs.

  Operating Income (Loss). The Company generated operating income of $3.7 million, or 13.4% of net sales, for 1996, compared to $2.2 million, or 11.0% of net sales, for 1995. These increases were the result of the increased production and higher margins discussed above.

   Net Income (Loss). The Company generated pro forma net income of $2.3 million, or 8.4% of net sales, in 1996, compared to $1.6 million, or 7.8% of net sales, for 1995. These amounts have been presented on a pro forma basis to reflect income taxes calculated at an effective tax rate of 38%.

Liquidity and Capital Resources

  The Company's working capital was $3.0 million and $6.3 million at December 31, 1997 and June 30, 1998, respectively. The Company's primary sources of liquidity have been cash flows from operations, a $1.5 million revolving credit facility with Farm Credit and the occasional sale of preferred stock. Primary uses of cash have been greenhouse operations and construction of the Estancia, Fort Lupton #2 and Grants greenhouses. The following table sets forth a summary of the Company's cash flows for the periods presented:

                                                                                                 Six Months
                                                              Year Ended December 31,           Ended June 30,
                                                      ----------------------------------     ------------------
                                                          1995        1996        1997         1997       1998
                                                      -----------   ---------   --------     --------  --------
                                                                             (In thousands)
Net cash provided by (used in) operating activities..    $2,675      $ 1,264    $   (382)    $  3,707   $ 1,497
Net cash provided by (used in) investing activities..      (590)      (1,032)    (23,592)     (11,462)   (8,092)
Net cash provided by (used in) financing activities..      (157)      (1,748)     24,507       14,353     8,915
                                                         ------      -------    --------     --------   -------
Net increase (decrease) in cash and cash equivalents.    $1,928      $(1,516)   $    533     $  6,598   $ 2,320
                                                         ======      =======    ========     ========   =======

  The $2.2 million decrease in net cash flows from operations from the six months ended June 30, 1997, to the six months ended June 30, 1998, was due primarily to a $3.0 million decrease in construction payables and the recognition of a $2.0 million insurance receivable related to the hail loss, offset by a $2.8 million increase in net income. The $1.7 million decrease in net cash flows from operations from 1996 to 1997 was due primarily to the production problems previously discussed, the start-up of two new greenhouses and an increase in trade and other receivables, partially offset by an increase in construction payables. The $1.4 million decrease in net cash flows from operations from 1995 to 1996 was due primarily to the required funding of rent reserves equal to one year's rent at three of the Company's four leased greenhouses.

  The $3.4 million decrease in net cash flows used in investing activities from the six months ended June 30, 1998, to the six months ended June 30, 1997, was attributable to a $4.0 million investment in Greenver and $4.1 million of greenhouse construction related to the completion of the Estancia and Fort Lupton #2 greenhouses in 1998, compared to $11.4 million of greenhouse construction in 1997. The $22.6 million increase in net cash used in investing activities from 1996 to 1997 was attributable to $21.8 million for the construction of the two greenhouses and the balance for the acquisition of a new computer system. These capital expenditures were financed by $13.5 million of net proceeds from the sale of Series B Convertible Preferred Stock in January 1997 and $11.0 million in construction financing from Farm Credit.

  The $5.4 million decrease in net cash flows provided by financing activities from the six months ended June 30, 1998, to the six months ended June 30, 1997, was primarily attributable to $5.9 million of net proceeds from the sale of Series C Convertible Preferred Stock in May 1998 and $4.0 million of proceeds drawn against construction loans in 1998, compared to $13.5 million of net proceeds from the sale of Series B Convertible Preferred Stock in January 1997
and $0.8 million of construction loan advances in 1997.   The $26.3 million
increase in net cash flows provided by financing activities from 1996 to 1997 was primarily attributable to the $13.5 million of net proceeds from the sale of the Series B Convertible Preferred Stock and the $11.0 million of construction financing from Farm Credit in 1997, compared to the $1.7 million distribution made by the Company to cover the LLC members' income tax obligations on the Company's taxable income in 1996.

  In January 1997, the Company and Farm Credit entered into a Master Loan Agreement ("MLA") that included a $15.0 million construction loan to finance construction of the Estancia and Fort Lupton #2 greenhouses and a working capital revolving line of credit of up to $1.5 million that bears interest at a variable rate equal to 0.25% below the prime rate. Borrowings under the MLA are secured by substantially all of the Company's assets. This construction loan was converted to a term loan in May 1998, bearing interest at 8.19% per annum and payable in 104 equal monthly payments that resulted in a loan balance of $14.7 million as of June 30, 1998. At December 31, 1997, the balance on the construction loan was approximately $11.1 million.

  Under the Greenver marketing agreement, the Company must reimburse Greenver weekly for Greenver's production and transportation costs for tomatoes the Company received during the previous week. In addition, the Company must remit to Greenver monthly the amount of sales of Greenver tomatoes, less costs incurred during the month by the Company, the Company's sales commissions and any transportation costs incurred by the Company from San Diego to its customers. The Company anticipates that this will require additional working capital because the Company's customers typically do not pay sales invoices in less than 30 days. This additional working capital requirement of up to $6.0 million will be funded from the net proceeds from this offering. The Company believes that cash flow from the operations of its greenhouses will be higher in 1998 than 1997 because of the addition of two new greenhouses, barring any other adverse weather events or production problems.

  The Company plans to construct up to six new 20-acre greenhouses over the next three years, in addition to the Grants greenhouse currently under construction. The Company expects to finance partially the construction of these greenhouses from the net proceeds of this offering and any cash flow from operations. Additional construction financing will be required, however, for each new greenhouse. Farm Credit has provided construction financing of up to $7.5 million, or 60%, of the anticipated cost of constructing the Grants greenhouse, estimated at $12.5 million. The Company has not obtained financing commitments for the other six greenhouses but believes that several sources of debt financing will be available on acceptable terms, including from one or more of the four commercial lenders with whom the Company has had preliminary discussions. If the Company were unable to obtain debt financing on satisfactory terms, it might be forced to delay the construction of one or more of the six planned greenhouses.

Seasonality; Quarterly Results

  The Company's business is seasonal, and its quarterly results of operations reflect trends resulting from seasonal variations in production yields and prevailing prices for tomatoes. Price fluctuations and tomato availability have a direct effect on the Company's financial results. Typically, in the winter months, the reduced supply of tomatoes (due primarily to the lack of field-grown tomatoes) results in higher market prices. Through the spring and summer months, the supply of field-grown tomatoes increases, resulting in lower market prices. As a result, the Company historically has experienced higher profits in the first and second quarters. Although the Company's production in the first quarter is lower due to fewer hours of direct sunlight, prevailing prices are higher, and in the second quarter, the Company's production increases although prevailing prices are lower. Thereafter, profits typically have declined in the third quarter as the Company experiences planned decreases in production to coincide with expected lower market price periods. In the fourth quarter, profits typically have increased as the Company's production remains steady but
higher market prices return.    Greenver produces tomatoes in its Mexican
greenhouses only from November through May. As a result of the Greenver marketing agreement commencing in the fall of 1998, the Company's supply of tomatoes during these months should increase significantly from 1997 and prior years' supplies during the same months. Accordingly, the Company expects that its profitability will continue to be subject to large seasonal variations, and the Company's results of operations for any particular quarter are not expected to be indicative of results for subsequent quarters or the full year.

  The following table sets forth financial and operating data for the Company for the quarters indicated:

                                                                       Three Months Ended
                                     ---------------------------------------------------------------------------------------
                                                         1996                                      1997(1)
                                     -------------------------------------------  ------------------------------------------
Statement of Operations Data:           Mar. 31    June 30   Sept. 30   Dec. 31    Mar. 31    June 30   Sept. 30     Dec. 31
                                        -------    -------   --------   -------    -------    -------   --------     -------
                                                                             (Dollars in thousands)
  Net sales.........................      $4,943    $ 8,154     $4,936    $9,374     $5,809    $7,489    $ 5,083      $6,563
  Gross profit (1)..................       1,773      2,331      1,410     2,600      1,601       190       (619)      1,515
  Operating expenses (2)............         859      1,135      1,297     1,143      1,094     1,161      1,239       1,115
  Operating income (loss)...........         914      1,196        113     1,457        507      (971)    (1,858)        400
  Net income (loss) (3).............         580        164        342     1,235        345      (472)    (1,128)        179
  Accretion of preferred stock (4)..          --         --         --        --         --        --         --          --
  Net income (loss) available to
   common stockholders..............      $  580    $   164     $  342    $1,235     $  345    $ (472)   $(1,128)     $  179

Operating Data:
  Number of greenhouses
   operated (at end of period)......           4          4          4         4          4         4          4           5
  Acres in production (at
   end of period)...................          71         71         71        71         71        71         71          91
  Total pounds sold (in thousands)..       4,499     11,011      7,821     6,687      4,228     9,322      6,593       6,024
  Average yield sold per
   acre (in thousands of pounds)....          63        155        110        94         60       131         93          66
  Average sale price per pound......       $1.10      $0.74      $0.63     $1.40      $1.37     $0.80      $0.77       $1.09

                                      -------------------
                                             1998
                                      -------------------
Statement of Operations Data:          Mar. 31    June 30
                                      --------    -------
  Net sales.......................     $10,070     $13,479
  Gross profit (1)................       4,399       3,168
  Operating expenses (2)..........       1,799       2,405
  Operating income (loss).........       2,600         763
  Net income (loss) (3)...........       1,526         379
  Accretion of preferred stock (4)         (75)     (2,167)
  Net income (loss) available to
   common stockholders............     $ 1,451     $(1,788)

Operating Data:
  Number of greenhouses
   operated (at end of period)....           6           6
  Acres in production (at
   end of period).................         111         111
 Total pounds sold (in thousands).       8,312      17,483
  Average yield sold per
   acre (in thousands of pounds)..          75         158
  Average sale price per pound....       $1.21       $0.77

---------------------
(1) Gross profit in the quarter ended June 30, 1997, was significantly impacted by a root disease in the Brush #1 greenhouse that reduced tomato production by approximately 18.9%. Gross profit in the quarter ended September 30, 1997, was significantly impacted by a flood in July 1997 that destroyed production at Fort Lupton #1 and a root disease at Brush #2.

(2) Operating expenses for the quarter ended September 30, 1997 have been reduced to reflect insurance proceeds of $802,000 from the flood in July 1997 at Fort Lupton #1. Operating expenses for the quarter ended June 30, 1998, include (i) a loss of $1.7 million resulting from the hail storm in May 1998 at the Brush #2 greenhouse, offset by the attributable portion ($1.6 million) of the $2.0 million advance on insurance proceeds received by the Company, and (ii) a one-time, non-cash compensation charge totaling approximately $1,214,000 related to the grant of options to the Company's directors and the sale of Series C Preferred Stock to the Company's directors and Chief Executive Officer. See "--Introduction."
(3) Prior to January 1997, the Company was operated as a limited liability company and was not subject to federal or state income taxes. As a result, the net income (loss) for the years 1993 to 1996 are presented on a pro forma basis as if the Company were subject to federal and state corporate income taxes, assuming an effective tax rate of 38%. See "--Introduction."

(4) Accretion of preferred stock includes (i) $152,000 in amortization of issuance costs associated with the sales of Series B Preferred Stock and Series C Preferred Stock, and (ii) a $2,090,000 one-time, non-cash adjustment to reflect the excess of the fair market value of the Series C Preferred Stock over the purchase price of the Series C Preferred Stock charged to the existing stockholders except for those stockholders on the Board of Directors and the Chief Executive Officer. Under generally accepted accounting principles, this adjustment is reflected as a reduction in retained earnings with a corresponding increase in the Series C Preferred Stock.

Year 2000 Compliance

  Although the Company has not completed its testing, it believes that its software and hardware systems can be made year 2000 compliant at minimal cost so that they will recognize data fields beyond 1999. As of June 30, 1998, the Company has spent approximately $20,000 on its Year 2000 compliance issues and expects to spend at least an additional $10,000 in completing its Year 2000 compliance issues. All of these Year 2000 compliance expenses will be paid from the Company's working capital reserves. The Company does not believe that the cost of Year 2000 compliance for its own hardware and software systems is material. The Company expects that it will be Year 2000 compliant by the end of 1998.

  The Company also is in the process of determining whether its major suppliers, service providers and customers are, or will be, year 2000 compliant in a timely fashion. If the Company's major suppliers, service providers and customers do not become Year 2000 compliant in a timely fashion, the Company is not certain of the impact, if any, that this may have on its future financial condition or results of operations. The Company has not completed a contingency plan with respect to its major suppliers, service providers and customers that are not Year 2000 compliant. The Company intends to develop a contingency plan by the middle of 1999 if it determines that some of its major suppliers, service providers and customers will not become Year 2000 compliant in a timely fashion.

                                    BUSINESS

Overview

  Colorado Greenhouse is the largest U.S.-based producer and marketer of high-quality greenhouse tomatoes in terms of net sales. The Company's branded superpremium tomatoes are characterized by their excellent flavor, rich red color and consistent blemish-free appearance. The Company currently operates six hydroponic greenhouses covering approximately 111 production acres in Colorado and New Mexico and is constructing a seventh 20-acre hydroponic greenhouse in New Mexico. The Company plans to construct six additional 20-acre hydroponic greenhouses over the next three years. The Company's production sold was approximately 247,000 pounds per acre for the six months ended June 30, 1998, which represents an approximately 29% increase from the same period in 1996. The Company also has increased its acreage by approximately 56% and increased its net sales by approximately 77% over the same period. In May 1998, the Company acquired an approximately 25% equity interest in Greenver and obtained the exclusive right to market in the United States, Canada and Europe all export-quality tomatoes and other produce from Greenver's approximately 175 acres of non-hydroponic greenhouses in Mexico, half of which are currently under construction and expected to be in production by November 1998. The Company anticipates that Greenver will provide it with up to 18 million pounds of tomatoes during Greenver's November 1998 through April 1999 growing season.

  The Company's production and distribution capabilities enable it to provide its customers with a consistent, year-round supply of superpremium branded tomatoes. The Company currently markets most of its tomatoes in ten states, primarily to major supermarket chains, including Albertson's, Ingles, King Soopers, Kroger, Lucky's, Meijer and Safeway, with the majority of sales concentrated in California, Colorado, Michigan, North Carolina, Ohio, Tennessee and Texas. The Company recently completed an extensive market and consumer study and, based upon its findings, launched a marketing campaign for its newly developed consumer brand in October 1998, emphasizing the consistent year-round quality and superior taste of its tomatoes. A key component of the Company's growth strategy is to market its tomatoes in selected new domestic markets and establish relationships with additional major supermarket chains.

  The Company is organized as a holding company and owns all of the outstanding capital stock of (i) CG Member, Inc., the entity that indirectly operates the Brush #1, Brush #2, Fort Lupton #1 and Rifle greenhouses, which are the greenhouses held by the LLC, (ii) Colorado Greenhouse, Inc., the entity that operates the Estancia and Fort Lupton #2 greenhouses and will operate the Grants greenhouse upon completion of construction and (iii) CGH Sales, Inc., the entity that will perform the Company's obligations under the Marketing Agreements entered into in connection with the Greenver transaction. See "Prospectus Summary--Company History and Recent Developments--Organizational History" and "Certain Transactions and Relationships."

Tomato Industry Overview and Consumer Trends

  According to a United States Department of Agriculture report, U.S. consumption of fresh tomatoes was approximately 19 pounds per person in 1997, or a total of approximately 5.4 billion pounds. At an average wholesale price of $0.33 per pound, the total U.S. fresh tomato market exceeded $1.8 billion at wholesale. In 1997, field-grown tomatoes accounted for approximately 92% of total U.S. tomato market. The Company believes that a majority of these tomatoes were "gas green tomatoes" (i.e., picked green and colored via ethylene gas treatment during shipping), while the remainder were "vine ripe" (i.e., at least partially ripened in the field before picking). Greenhouse production, both domestic and imported and hydroponic and non-hydroponic, accounted for the remaining approximately 8% of the total U.S. tomato market in 1997.

  Field-grown tomatoes, particularly gas greens, often exhibit poor taste, texture and appearance and vary widely in quality. In addition, as unbranded commodity products, most tomatoes offer no basis for building consumer awareness or loyalty. Supermarket chains also typically experience an unpredictable supply of tomatoes from a fragmented group of wholesalers and brokers and a lack of merchandising and promotional support.

  Field tomato growers, particularly in California and Mexico, have attempted to address the quality gap in recent years by partially ripening tomatoes on the vine before picking. The Company believes that although these vine ripe tomatoes are often superior to gas green products, they still suffer from substantial inconsistency in quality and supply. Greenhouse producers have generally succeeded in supplying a better tasting tomato to the market, but to date are producing in relatively small quantities with limited distribution. In addition, most hydroponic tomato greenhouses, many of which are located outside the United States, operate only nine months of the year primarily due to either too few hours of direct sunlight in the winter or too high daytime temperatures in the summer.

  According to a produce industry trade journal, chain supermarkets account for approximately 62% of all grocery store sales and tomatoes are one of the top five items in sales volume in grocery store produce departments. According to Monterey, consumers would purchase tomatoes more often if they were of higher quality.

  Supermarket produce departments, similar to most other departments, increasingly have adopted category management with the goal of maximizing overall profitability for the department based on a better understanding of sales patterns and margins by individual items. This has encouraged produce managers to ally themselves with suppliers capable of offering both high quality, year-round supply of produce and branded products, where possible, to build consumer loyalty, command premium prices on a consistent basis and be tracked by the supermarket's scanning and inventory systems.

  The past two decades have witnessed widespread growth in consumer demand for higher quality foods. This trend has resulted in the emergence of natural, minimally-processed and preservative-free alternatives in most major food categories, the growth of the specialty and natural foods retail sector and the emergence of higher priced, superpremium segments in many categories, including juice, beer, ice cream and coffee. In the produce sector, this trend has resulted in a demand for increased freshness, better taste and more variety and has led to consumer demand for high-quality branded produce, such as packaged salads and pre-cut vegetables. As a result, the Company believes that the potential market for superpremium branded tomatoes is very broad because substantial numbers of consumers are willing to pay a premium over the price of field-grown tomatoes, especially in the winter months, for the improved taste, appearance, consistency and quality of greenhouse tomatoes.

Company Strengths

  The Company believes that it is uniquely positioned to address the quality and supply issues of both consumers and the retail trade with a superpremium branded tomato developed through an integrated hydroponic greenhouse production model that yields a consistent high quality product with a year-round supply. The Company's key competitive strengths include:

  Consistent Quality Superpremium Tomatoes on a Year-Round Basis. The Company has established a reputation as a consistent supplier of high quality, branded superpremium tomatoes. The Company's greenhouse locations in Colorado and New Mexico are characterized by an optimal combination of direct sunlight and moderate summertime temperatures, which provide it with the ability to grow high-quality tomatoes on a year-round basis. Commencing in November 1998, the Company will begin marketing Greenver's tomatoes. This will provide the Company with a greater supply of tomatoes from November through April, when domestic supply is generally at its lowest and prices are typically at their highest.

  Direct Relationships with Major Supermarket Chains.   The Company sells
directly to several of the nation's largest supermarket chains, including Albertson's, Ingles, King Soopers, Kroger, Lucky's, Meijer and Safeway. These direct relationships enable the Company to: (i) retain control over the distribution process; (ii) establish a "non-commodity" consumer branding approach to marketing; (iii) differentiate itself through superior customer service; and (iv) improve margins by eliminating unnecessary middlemen.

  Technical Expertise. The Company's advanced growing techniques enable it to produce consistently high-quality tomatoes on a year-round basis. The Company's greenhouses are managed by teams of senior growers, principally recruited from European countries, with expertise in the latest greenhouse and hydroponic technology. These senior growers train junior growers to assure that the Company will have the expertise necessary for its planned expansion. Forty of the Company's production acres have been constructed, and 20 acres are being constructed, using a state-of-the-art model designed to enhance growing conditions and improve production yield. The Company also has installed an integrated management information system, which allows it to monitor closely all aspects of the plant production, packaging and selling process.

Growth Strategy

  The Company's objective is to strengthen its position as the largest U.S.- based producer and marketer of high quality greenhouse tomatoes and to increase sales. Key elements of the Company's strategy to achieve this goal include:

  Aggressively Develop Consumer Brand Identity. To capitalize on the regional success of the Company's branding strategy, in October 1998, the Company introduced a marketing campaign targeting additional domestic markets with its newly developed consumer brand. This campaign will include both trade and consumer advertising and point-of-sale promotions emphasizing the consistent year-round availability and superior taste of the Company's tomatoes. The Company believes that its branding strategy also may facilitate its future introduction of other superpremium greenhouse produce.

  Expand Production Capacity. The Company's strategy is to expand production capacity to meet the increased consumer demand for consistent, high-quality tomatoes on a year-round basis. The Company is currently constructing a 20-acre hydroponic greenhouse facility in New Mexico and plans to construct six additional 20-acre hydroponic greenhouses over the next three years at sites that provide optimal micro-climatic conditions of sunlight and temperature. The Greenver marketing arrangement will provide the Company with a greater supply of tomatoes from November through April, when domestic supply is generally at its lowest and prices are typically at their highest.

  Broaden Retail Distribution. Most major retailers seek a primary supplier for each produce category that is capable of delivering both uniform quality and consistent year-round supply. The Company believes that by offering retailers and consumers a high quality product with a consistent year-round supply, it can become the primary year-round tomato supplier of choice for many major supermarket chains. The Company's variety of product sizes and grades and customized packaging capabilities also provide significant flexibility to retail chains when offering tomato products to consumers. The Company's expertise in conducting marketing programs can assist these retailers in developing consumer awareness and brand loyalty. See "--Marketing and Sales."

Products

  The Company's current product line consists of traditional beefsteak tomatoes of both the Truss and Bliss varieties and Tradero vine-cluster tomatoes. These tomatoes are distinguished by their superior taste over most field-grown tomatoes, and their appearance, texture and nutritional value. The Company believes that by using greenhouse technology to regulate and enhance environmental conditions, it achieves consistent quality tomatoes and minimizes production seasonality. Currently, the Company's tomatoes are sold in display pack singles, consumer pre-packs and on-the-vine packages.

  Superpremium display pack singles. The Company hand selects its largest superpremium beefsteak tomatoes, sorts them into three sizes, Large, ExtraLarge and MaxiXLarge, and ships them to supermarket customers in specially packaged black display trays for individual sale. Each tray weighs 15 pounds and contains between 18 and 45 tomatoes, depending on their size. To increase consumer brand awareness, each tomato is labeled with the Company's name and logo.

  Consumer pre-pack. The Company packages its smaller superpremium tomatoes in groups of three, four or six. The Company's pre-packs feature a distinctive consumer package, which can be customized to meet the requirements of individual supermarket customers.

  On-the-vine. The Company's Vine Cluster Gourmet Tomatoes are of the Tradero variety and consist of at least three blemish-free tomatoes attached to the vine and packaged in a mesh bag. The Company ships the mesh bags of on-the-vine tomatoes in trays that weigh 11 pounds. The Company generally is able to price this product at a 30% premium to its other superpremium tomatoes.

  Standard grade display pack singles. Most of the Company's standard grade tomatoes are USDA #1 quality or better, but less than the Company's superpremium grade. These tomatoes are shipped to customers in specially packaged 15 pound white display trays for individual sale. The Company also ships a small number of USDA #2 quality tomatoes, which are of a lesser quality than USDA #1 but are sold by some retail chains.

  The Company grades all of its tomatoes as either superpremium or standard grade based on its own specifications. The Company defines superpremium tomatoes as those that are free from all scars, cuts, bruises, blotchy ripening and translucent or soft conditions, are round with a smooth shoulder, have no flat spots or indentations, have a well formed, smooth blossom end with an indentation of no more that 1/16", with the calyx (the stem) still in place and with no more than minor "russeting" (the micro cracking of the skin around the calyx). Standard tomatoes are those tomatoes that vary from the superpremium specifications for the calyx, scarring, blemishes and russeting. The Company permits only a small number of tomatoes with these minor defects per tray of standard tomatoes. Because a tomato's color identifies its level of development and ripeness, both superpremium and standard tomatoes are sorted based on color so that all tomatoes from the same box will ripen uniformly.

  The following table sets forth information concerning the Company's products during the first quarters of 1997 and 1998.

                                         Percentage of Total Sales     Avg. Wholesale Price Per Pound
                                         -------------------------     ------------------------------
                                         Six Months Ended June 30,        Six Months Ended June 30,
                                         -------------------------        -------------------------
                                            1997           1998              1997           1998
                                         ----------     ----------        ----------     ----------
Superpremium display pack singles.......       56.9%        67.2%            $ 1.02        $ 1.00
Pre-pack................................       11.5         10.0                .87          0.98
On-the-vine.............................       13.8          9.8               1.20          1.31
Standard grade display pack singles:
  USDA #1 or better.....................       12.1          9.9               1.01          0.72
  USDA #2...............................        5.7          3.1               0.65          0.54
                                              -----        -----
    Total/average wholesale price (1)...      100.0%       100.0%            $ 0.98        $ 0.96
                                              =====        =====

(1) Prevailing market prices for tomatoes are highly seasonal, and typically are at their highest levels in the first quarter. Accordingly, the Company's results of operations for any particular quarter are not expected to be indicative of results for subsequent quarters or the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality; Quarterly Results."

  The Greenver relationship will provide the Company with the opportunity to conduct field trials of and test market other produce. Greenver will conduct field trials of sweet peppers, cherry tomatoes, cucumbers and eggplant during the November 1998 to April 1999 growing season on approximately 37 acres of its new greenhouse facilities.

Marketing and Sales

  The Company markets most of its tomatoes directly to its supermarket chain customers. These direct relationships enable the Company to retain control over the distribution process, establish a "non-commodity" consumer branding approach to marketing, differentiate itself through superior customer service and improve margins by eliminating unnecessary middlemen. The Company's marketing strategy has been to create awareness of the Company's tomatoes by supermarket chains on a regional basis and thereby gain shelf space. The Company actively participates in trade shows and advertises in various trade publications to reach supermarket chains. In marketing to potential supermarket customers, the Company emphasizes its high-quality tomatoes and consistent supply, with the objective of becoming that customer's primary year-round tomato supplier of choice. The Company also offers its customers consumer awareness programs, such as in-store product demonstrations, media advertising and cooperative promotional programs.

  When a supermarket chain first decides to carry the Company's products, the Company develops a marketing program with the supermarket chain. The marketing program sets forth the amount and type of the Company's products the supermarket chain will carry and provides for various forms of marketing support by the Company in that customer's market including assistance with point-of-sale presentation such as arranging for in-store demonstrations and providing recipes, sale promotion assistance and print and media advertising support. After the marketing program is in place, each week a Company sales representative quotes the customer prices for the following week and ensures the customer's marketing program is satisfied on a weekly basis. This permits the customer to keep the freshest tomatoes in stock and gives sufficient lead time to enable the Company to fill orders. The sales staff works closely with the Company's production group to help anticipate and accommodate customer requirements. Each tomato or consumer package is labeled with a Price Look Up ("PLU") sticker to facilitate category management by the customer.

  The Company maintains a sales and marketing staff of six employees at its Fort Lupton, Colorado headquarters. The Company expects to add several regional sales offices over the next two years, including one in California in connection with marketing Greenver's produce. When Greenver's tomatoes first become available in November 1998, the Company intends to include them into its standard marketing activities. The Company will test market Greenver's sweet peppers, cucumbers, cherry tomatoes and eggplant through the same distribution channels.

Brand Development

  To strengthen its position as the leading U.S.-based producer and marketer of superpremium greenhouse tomatoes, the Company will concentrate on promoting brand recognition and loyalty among consumers by introducing a marketing campaign in the fall of 1998. This campaign will target additional markets and focus on the Company's newly developed consumer brand. The campaign will include both trade and consumer advertising and point-of-sale promotions emphasizing the consistent year-round availability and superior taste of the Company's tomatoes. The Company intends also to provide point-of-sale materials such as product literature and recipes to help consumers distinguish its product from unbranded tomatoes, as well as discount coupons. The Company believes that its branding strategy also may facilitate its introduction of other superpremium greenhouse products.

Customers and Product Distribution

  The Company's principal customers are ten major supermarket chains, which collectively accounted for approximately 79.0% of the Company's net sales in 1997. The Company's remaining customers are selected regional wholesalers and brokers who purchase in truckload quantities and distribute to natural food stores, smaller grocery chains and independent grocers.

  The Company's retail and wholesale customers are concentrated in Colorado, California, Michigan, North Carolina, Ohio, Tennessee and Texas. The Company's leading supermarket chain customers are Safeway (in Colorado), Meijer (in Michigan), King Soopers (in Colorado), Kroger (in Ohio and Texas), Albertson's (in California and Colorado), Ingles (in North Carolina and Tennessee) and Lucky's (in California). During 1997, sales to Safeway, Meijer and King Soopers represented 23.5%, 15.3% and 14.0% of the Company's total net sales, respectively. No other customer accounted for more than 6.2% of the Company's total net sales in 1997. Because a high concentration of the Company's sales are to a relatively few customers, the loss of one or more major customers could have a material adverse effect on the Company's results of operations.

  The Company arranges for the delivery of all of its products to its customers by truck. The Company owns three and leases two other temperature controlled tractor-trailers, which it uses for delivery of its products within Colorado. The Company contracts on a per load basis with independent trucking companies
for deliveries outside Colorado.   The Company will take delivery of Greenver's
produce at a third party cross-docking facility in or near San Diego, California, from which the produce will be delivered to the Company's customers by independent trucking companies.

Greenhouse Production

  Current Greenhouse Production. The following table sets forth information regarding the Company's existing greenhouses.

                                  Year Constructed  Acreage  Greenhouse Type
                                  ----------------  -------  ---------------
Colorado
  Rifle(1)...................          1986           13.5       Plastic
  Brush #1(1)................          1990           18.0       Plastic
  Brush #2(1)................          1993           19.7        Glass
  Fort Lupton #1 (1).........          1993           20.0        Glass
  Fort Lupton #2 (2).........          1998           20.0        Glass
New Mexico
  Estancia (3)...............          1997           20.0        Glass
  Grants (4).................          1998           20.0        Glass
                                                     -----
     Total...................                        131.2
                                                     =====

-----------------
(1) These greenhouses are currently leased by the Company.  See "--Facilities."
(2) The Fort Lupton #2 greenhouse was completed in January 1998 and began production in March 1998.
(3) The Estancia greenhouse was completed in August 1997 and began production in October 1997.
(4) This greenhouse, which is currently under construction, is expected to be completed by November 1998.

  Site Selection Criteria. The Company selects sites for new greenhouse facilities based on their optimal micro-climatic conditions of sunlight and temperature, sufficient water supply and a low cost supply of natural gas for heating. All of the Company's greenhouses are located in Colorado and New Mexico because these states provide over 250 days of sunshine per year, including ample sunlight during the winter months, and a moderate summertime high temperature that permits production during the summer months and reduces greenhouse cooling costs. As a result, the Company is able to produce tomatoes on a year-round basis, unlike greenhouses located in areas where the summer months are very hot or the winter months do not have sufficient sunlight.

  Design Features of the Company's Greenhouse Model. The Company's greenhouse model has been developed and refined over a number of years through the experience learned in each successive facility. The first of the Company's greenhouses that was constructed, Rifle, is only approximately 13.5 acres in size, is constructed of plastic overlaying a steel truss structure and contains a non-direct forced air heating system. Brush #1 is an 18.0 acre plastic facility, and Brush #2 is a 19.7 acre glass facility. The Company's three other greenhouses are 20-acre units, constructed of glass, which has better light transmission characteristics than plastic, and use direct radiation heating techniques through hot water pipes directly below the growing canopy. This permits the Company to control better the amount of heat necessary for optimal plant growth. The Company's newer greenhouses, Estancia, Fort Lupton #2 and the Grants greenhouse currently under construction, use an improved glass design in which there are fewer steel trusses to block the light, a roof that is approximately three feet higher to allow for more heat retention and glass that is positioned to permit better light transmission.

  The Company believes that its model 20-acre facility provides it with the optimal balance between the economies of scale that come with a large facility and a facility of manageable size. Starting with the Fort Lupton greenhouses, the Company has constructed two adjacent unitized 20-acre facilities, thus increasing the economies of scale by permitting shared greenhouse supply areas, boiler and pump houses, as well as combined packing facilities, while at the same time retaining the manageability that comes with a 20-acre facility. The Company has designed both the Estancia facility and the Grants facility to permit the construction of adjacent 20-acre facilities, and all future facilities are expected to use this unitized 20-acre facility model.

  Integrated Hydroponic Greenhouse Production Model. All of the Company's greenhouses (other than the Greenver facilities) use the Company's integrated hydroponic production model. Hydroponics is the cultivation of plants in liquid nutrient solutions. The Company's plants are cultivated in rockwool, a porous substrate material made from volcanic-based rock, which provides significantly more control over the root environment and allows the Company to manage better the balance of nutrients required for healthy plant cultivation. This closely monitored environment allows tomatoes to receive the benefits from sunlight, with the additional advantage of computer-controlled temperature and humidity required for strong, healthy plants. Although a tomato does not have to be grown hydroponically to be a superpremium tomato, hydroponic production minimizes the variables that cause inconsistency in product and yield and isolates the plants from soil-born pests and diseases.

  The development cycle of a tomato plant is approximately three months from seed to the first harvest of fruit. Thereafter, the Company's plants usually yield tomatoes for a period of four to five months. Propagation, the tomatoes' nursery stage, begins at a separate third-party greenhouse. After approximately six weeks at the propagation center and approximately three or four days prior to the appearance of the first flowers, the plants are shipped to the Company's greenhouses.

  Upon arrival at the greenhouse, plants are placed in their permanent location on rockwool mats. Most greenhouse environments result in downtime of approximately three months between the final harvest of the old crop and the first harvest of the new crop. To ensure continuous year-round production of tomatoes without wasting greenhouse space, the Company places young plants adjacent to mature tomato plants nearing the end of their production. This
process, called "interplanting," uses techniques refined by the Company.   As a
result, the Company's first harvest from the new plants usually occurs within one to three weeks after the prior crop's final harvest.

  Each plant is isolated initially from the rockwool mats using a styrofoam tray in order to prevent the roots from penetrating the mats prematurely. An individual dripper hose is inserted into each rockwool block, and the plants are attached to strings to maintain upward growth of the vines. At the same time, bumble bees are introduced into the newly planted areas for pollination purposes. Hives, which contain nectar for the bees, are placed on shelves at the end of the greenhouse rows. Two weeks after introduction to the greenhouse, the styrofoam trays are removed and the dripper hoses are run through the blocks into the mat itself, allowing each plant's root system to spread throughout the mat.

  Regular plant maintenance includes clipping and pruning, adding truss supports, cluster pruning to maintain the desired number of tomatoes per truss and regular "deleafing," a process in which leaves are removed from the bottom of the plants as they grow taller to direct the energy upward toward the producing part of the plants. As the plants grow, they are periodically lowered by unwinding string from reels attached above each vine to keep the top of the plants at the optimum height for plant growth and to provide easier access to
the producing part of the vines.   As a result of the Company's production
process, only about 5% of the tomatoes grown by the Company are discarded.
These discarded tomatoes are either sold to local farmers as animal feed or thrown away.

  The Company's computer system monitors every aspect of the plant's life, including acidity and salt solution percentages. The climate in the greenhouse is also precisely controlled for temperature, CO\\2\\ content and humidity. The greenhouses have a daytime growing temperature of between 70 and 80 degrees Fahrenheit and a humidity level of 70%. At night, the temperature is dropped to between 55 and 60 degrees Fahrenheit. During the summer months, the greenhouses are ventilated by interior or exterior evaporative cooling. In cooler months, hot water is circulated throughout the greenhouse through pipes between each row of plants. These pipes also serve as rails for the picking carts. The Company obtains the heat for the Brush #1, Brush #2, Fort Lupton #1 and Rifle greenhouses from the adjacent cogeneration plants and has backup boilers in the event of a shut-down of the power plants. Stand-alone boilers employing natural gas are used to provide hot water at the Fort Lupton #2 greenhouse and the New Mexico facilities. The air quality of each greenhouse also is constantly monitored and, when necessary, CO\\2\\ is released into the greenhouse environment because CO\\2 \\is essential for plant growth. In the stand-alone facilities, CO\\2\\ is obtained from the water heating process, and in the cogeneration greenhouses, the Company purchases CO\\2\\. The Company also monitors the outside environment, including temperature, solar radiation, wind speed and wind direction, to help gauge the heating requirements of the greenhouse and the amount of sunlight each greenhouse receives.

  Harvesting and Packing. Ripe tomatoes are picked by hand and placed onto carts. The distance to market determines at what stage of ripeness tomatoes will be harvested. Each individual harvester enters information about the number of trays of tomatoes picked in each row into a key pad linked to the Company's computer. The trays are loaded onto pallets and transported to a sorting, packing and shipping facility (the "pack houses"). The Company currently has pack houses at Brush and Fort Lupton. The Brush pack house handles most of the tomatoes from the two Brush greenhouses. The Fort Lupton pack house packs the remaining tomatoes from Brush, as well as the tomatoes from the Estancia, Rifle and the two Fort Lupton greenhouses. The Company has constructed a pack house at its Estancia greenhouse and intends to commence operation of this pack house upon completion of the Grants greenhouse. The Estancia pack house initially will pack all of the Company's tomatoes grown in New Mexico.

  After being washed and dried, the tomatoes are hand sorted according to size. About 80% of the tomatoes produced by the Company are in the MaxiXLarge or ExtraLarge categories, and all superpremium tomatoes of these sizes are packed by hand into 15 pound, single-layer trays according to color stage or ripeness and size. Each superpremium tomato is labeled with the PLU sticker, and each tray is marked with a code indicating the site where the product was grown and the date of packing. Approximately 11% of the Company's tomatoes are standard grade display pack singles, which are packed by hand into 15 pound trays. All remaining tomatoes not sold as display pack singles are sent by conveyor belt to a pre-pack system where they are packaged into three, four or six-count retail packs. The Company's on-the-vine tomatoes are packaged in net bags of three to five tomatoes with the vine still attached and shipped in 11 pound trays. After packing, the tomatoes are loaded onto trucks for shipment.

  Quality Control Programs. Managing the health of the Company's tomato plants is critical to maintaining the required production levels. Following the Company's pest and disease related production problems in 1997, the Company instituted a number of quality control monitoring systems to provide an early warning against pest and disease problems. The growers in each greenhouse complete a "cultural table" regarding the condition of the plants on a weekly basis. The cultural table is based on evaluations of sample plants throughout each greenhouse and measures plant development, including the number and width of the leaves, the number of flowers per plant, the diameter of the plant stem, the number of tomatoes per stem and the size development of the tomatoes.
Sample leaves are sent to laboratories weekly for leaf analysis to determine the nutrient content and identify any deficiencies. Any suspect plants are also leaf sampled for disease identification. These data give the Company's senior growers information that should indicate early deficiencies in the plant production cycle and the opportunity to compare the current crop to historical data from previous crops.

  The Company also monitors the rooting environment of its plants by testing water quality on a daily basis and determines the quantity of water used by measuring the volume of water for each row of plants and the volume of water that drains off each row. Irrigation drainage water is also monitored to determine the plant's chemical and nutrient intake, is then sterilized by ultra-violet light, with any necessary nutrients added, and is recirculated to the plants, thereby conserving valuable materials and water. By monitoring irrigation water, senior growers can determine whether each row of plants is receiving and utilizing the proper volume of water and nutrients.

  The Company instituted a number of safeguards against pests following the 1997 production problems. These include pest trap monitoring cards throughout the greenhouses that allow employees to count the number and variety of insects in each facility, as well as visual crop monitoring for pests. The Company utilizes a biological pest control management system, whereby plant-friendly predator insects who feed upon the unwanted pests are used to control common greenhouse insects. As a result, some level of harmful pests, such as whiteflies, will be found in the greenhouses in order to feed the beneficial pest population. In addition, pollination is performed by bumble bees that require an insect friendly environment. If it is determined that biological controls are not adequate to maintain the health of the plants, chemicals may be applied to maintain the proper balance between these beneficial and harmful pests. Because of the bees, however, the use of deleterious chemicals must be minimal.

  The Company believes that these quality control programs will provide it with sufficient early warning signs to enable it to react to most production threats in a timely fashion, thereby minimizing the risk of a recurrence of the problems that the Company experienced in 1997. There can be no assurance, however, that these programs will be sufficient to control all possible disease or pest problems.

  Steps Taken to Combat 1997 Production Problems. During 1997, the Company experienced mechanical problems, pest and disease infestations and a flood that significantly reduced production during parts of the year in three of the Company's greenhouses. In the Brush #1 greenhouse, a root disease reduced tomato production by approximately 18.9% during the first and second quarters of 1997. This was followed in the third quarter by an invasion of thrips (an insect) through the greenhouse's unscreened ventilation system, which carried a virus from adjacent agricultural field crops. This virus reduced plant populations as well as tomato volumes and size, resulting in a decline in the Company's average sales price per pound. During the third quarter of 1997, Brush #2 was also affected negatively by the same root disease that affected Brush #1 and was infested with a large population of whiteflies. This led to the Company's decision to pull out its entire existing crop at Brush #2 and disinfect the greenhouse at the beginning of the fourth quarter of 1997. At the end of the first quarter of 1997, the Fort Lupton #1 greenhouse experienced a mechanical failure in its irrigation system, followed by a flood at the end of July that required the Company to pull out the entire crop to avoid an outbreak of root rot common in water damaged crops. As a result of all of these problems, the Company experienced approximately a 13% decline in total production sold in 1997 compared to 1996, despite the addition of production from the 20-acre Estancia greenhouse in October 1997.

  Following the production shortfalls of 1997, a complete review of the Company's management structure, experience, operating procedures and expertise was undertaken and significant changes were made. The Company believes it has remedied the problems that lead to mechanical malfunctions and has used the experiences to update its existing greenhouses and better design future greenhouses. The Company hired a new senior management team that implemented various initiatives and quality control measures to reduce the likelihood of similar problems occurring in the future and obtained improved insurance coverage. The Company has direct damage insurance covering both property damage to its greenhouses and lost profits and was able to recover $802,000 as a result of the damage from the flood. This recovery represented approximately one-half of the lost sales that resulted from the flood, which subsequently caused management to obtain new insurance coverage. Management believes that its new insurance policy will more adequately protect it in the event of a catastrophic loss. In addition, because the Company had two of its four greenhouses out of production during the fourth quarter of 1997 due to various pest and mechanical problems, the Company was able to modify its packing operations to consolidate pack houses. To effect this consolidation, the pack house at Fort Lupton was enlarged and new flow-through racking was installed to permit the packing of tomatoes from the Fort Lupton #2 greenhouse as well as some of tomatoes from the Brush greenhouses.

  Raw Materials Used in Production. The Company obtains the raw materials necessary for the production of its tomatoes, including rockwool, tomato seedlings, CO\\2\\, bees, fertilizer, insecticides and packaging materials from various suppliers. These suppliers include Grodania A/S (rockwool), Cherry Creek Growers, Inc. (tomato plant seedlings), Praxair, Inc. (CO\\2\\), Koppert Biological Systems, Inc. (bumble bees), Van Waters and Rogers, Inc. (fertilizer and insecticide) and Willamette Industries, Inc. (packaging materials).
Whenever possible, the Company enters into annual agreements for these raw materials that set the price for the year and then orders materials on an as needed basis. The Company currently obtains its seedlings from a single source. Loss of this source could result in a decrease in the Company's tomato production until this supplier can be replaced. With respect to its other raw material suppliers, the Company believes that its relationship with these suppliers generally is good. If the Company were to lose any one or more of these raw material suppliers, the Company could contract for its raw materials with several other suppliers on terms the Company believes would be comparable.

Greenver Transaction and Marketing Agreement

  In May 1998, the Company acquired a 25% equity interest in Greenver for $4.0 million. Greenver has 88 acres of non-hydroponic greenhouses under production in Baja, Mexico, growing tomatoes and some sweet peppers. The proceeds of the Company's investment in Greenver are being used by Greenver to construct an additional 87 acres of non-hydroponic greenhouse facilities, which are expected to commence production by November 1998. Although Greenver's tomatoes are of comparable quality to the Company's tomatoes, the Company will provide Greenver with technical assistance to increase Greenver's production yield and the Company intends to introduce hydroponic growing techniques to at least some of Greenver's facilities. As a result of its equity interest, the Company is entitled to 25% of all dividends, if any, distributed by Greenver.

  As part of the Greenver Transaction, the Company entered into an exclusive marketing agreement (the "Marketing Agreement"), whereby the Company obtained the exclusive right, but not the obligation, to market in the United States, Canada and Europe all export-quality tomatoes, sweet peppers and any other produce from Greenver, for which the Company will receive a 10% commission on total sales revenue less transportation costs from San Diego to the point of destination. The Company intends to exercise this right for all of Greenver's produce that is of a quality and grade consistent with the Company's domestic tomatoes. The Company intends to have a representative present at Greenver's facilities to select the products to be sold under the Marketing Agreement. The agreement prohibits Greenver from selling its export-quality products in the United States, Canada or Europe except through the Company. Because of the favorable growing conditions during the winter months in Baja, Mexico, as well as improved growing techniques the Company is introducing to the Greenver facilities, the Company anticipates that the Greenver Transaction will provide it with up to 18 million pounds of tomatoes during the November 1998 through April 1999 growing season, a time of year in which production from the Company's existing facilities declines. During these months, the Company has historically received the highest prices for its tomatoes. The Company's estimate of up to 18 million pounds of tomatoes is based on the planned number of acres of the Greenver facilities that will be used to grow tomatoes multiplied by a per acre non-hydroponic production yield that is less than 50% of the per acre production yield of non-hydroponic greenhouses currently producing in Europe. The Company believes that this is an appropriate estimated yield based on its review of the Greenver facilities and growing climate.

  Under the Marketing Agreement, the Company will never take title to the produce but has the right to determine the manner and terms of sales, so long as the price is not less than the Company receives for tomatoes of equivalent quality grown by the Company. The agreement has a term of ten years, subject to termination by Greenver at the end of five years if certain criteria related to the Company's marketing of Greenver's tomatoes have not been met. If the agreement is then terminated, the Company has the option (i) to require the other Greenver shareholders to repurchase the Company's equity in Greenver for the higher of market value at the time of repurchase or $4.0 million, or (ii) the right to acquire a 50% equity interest in any company formed by Greenver to market its products in the United States, Canada or Europe.

  Under the Marketing Agreement, the Company must reimburse Greenver weekly for Greenver's production and transportation costs for tomatoes the Company received in the previous week. In addition, the Company must remit to Greenver monthly the amount of sales of Greenver tomatoes less costs previously borne by the Company, the Company's sales commission and any transportation costs from San
Diego incurred by the Company.   The Company is responsible for all advertising,
marketing and promotion expenses and the third party cross-docking facility fees, and bears the risk of uncollectible accounts receivable. All products sold under the Marketing Agreement will be packaged in cartons and labels approved by the Company and will be marketed with the Company's tomatoes. The Company has not yet determined whether it will market Greenver's tomatoes under its own trademarks. Greenver will warrant to the Company all products sold under the Marketing Agreement to be in good and marketable condition and harvested, handled, packed and shipped in accordance with standards set by the Company and U.S. regulatory agencies.

Research and Development

  The Company is engaged in ongoing testing at its Brush, Fort Lupton and Rifle greenhouses of various varieties of tomatoes to determine if they could improve the Company's production yields. The Company tests these tomato varieties for their maturation period, resistance to disease, the size and quality of the tomatoes and the tomatoes' shelf life, taste and adaptability to seasonal changes in light. The Company's growers conduct these tests initially as varietal trials, where a few plants of several different varieties are placed throughout a greenhouse and observed. If a new variety shows promising characteristics, the Company conducts a commercial trial where the new variety is planted on a larger scale, with performance results compared to the Company's existing tomato varieties. To date, the Company has selected two of these new varieties of tomatoes for regular production on a seasonal basis, a Grace variety for winter production and an as yet unnamed variety for summer production. To date, the Company's research and development expenditures have not been material.

  The Company currently devotes a total of approximately 10 acres at its Brush, Fort Lupton and Rifle greenhouses to research and development. During the November 1998 through April 1999 growing season, the Company and Greenver will conduct field trials of and test market sweet peppers, cucumbers, cherry tomatoes and eggplant. There are, however, a limited number of vegetables that can be grown economically in the greenhouse environment. During 1999, the Company will analyze the results of these field trials and determine whether any of the Company's planned greenhouses will be used to grow crops other than tomatoes.

Management Information System

  The Company operates an integrated management information system with real-time software that connects its corporate facility with its greenhouses through a wide area network, augmented by a local area network at each greenhouse. This system enables the Company to monitor every aspect of its operations, including tomato plant production and forecasting, employee productivity, inventory management and customer information. The Company has installed computer hookups at various locations throughout each greenhouse that allow the greenhouse employees to enter information about the maintenance and harvesting activities for a particular row of tomatoes. This allows the Company to monitor the output of each individual worker and the crop, as well as the workers in the pack houses. The system also provides the Company with daily inventory control information, such as the number of pounds of tomatoes harvested. With these data, the Company is able to update its eight week production forecasts on a weekly basis so that its sales staff knows how much inventory will become available. The management information system also provides the Company with the number of pounds of tomatoes that have been packaged and palletized for shipping, which allows the Company to compile a daily shipping schedule to track when each box was packed and the age of the Company's inventory, thus limiting product spoilage. During 1999, the Company expects to implement an electronic data interchange system for use with its supermarket customers.

  All of the Company's accounting information and information regarding materials usage and purchase orders are included in the system, as well as all information about the Company's sales orders. The Company is then able to prepare and track customer information regarding the amount and type of tomatoes purchased on a weekly and monthly basis.

The Company believes that its management information system has allowed it to increase productivity and efficiency by providing management with the essential information in a concise format. The Company believes that its management information system has sufficient expansion capacity for the Company's planned growth for at least the next two to three years.

Competition

  The Company believes that the principal competitive factors affecting its market include product consistency, quality and price, effectiveness of sales and marketing efforts and company reputation. The Company competes in the tomato market both with other hydroponic greenhouse tomato producers and with commercial producers of field-grown tomatoes, both gas green (in which the tomatoes are picked green and colored via ethylene gas during shipping) and vine ripened. Field-grown tomatoes originate primarily from Florida, California or Mexico, depending on the season. During 1997, field-grown tomatoes accounted for approximately 92% of total U.S. fresh tomato production, while hydroponic greenhouse tomatoes, both domestic and imported, accounted for the remaining approximately 8%. Most field-grown tomatoes are sold at wholesale at approximately one-half the price of the Company's greenhouse grown tomatoes. During the local growing season, typically late summer, the Company also competes with home- and locally-grown tomatoes. The Company competes with field-grown tomatoes on the basis of overall quality, including taste, texture and appearance, brand recognition and point-of-sale presentation. Field-grown tomato competitors include numerous local and regional growers as well as a number of major grower-shippers in the United States and Mexico, including DiMare (Florida and California), Gargiulo (Florida and California), R&B Packing (Mexico) and Meyers (Mexico). These major grower-shippers ship substantially more tomatoes than the Company, have longer standing relationships with various retailers and wholesalers and have greater financial resources than the Company.


  The Company's competition in the hydroponic greenhouse tomato market comes from various domestic and foreign hydroponic greenhouse tomato producers and cooperatives, including domestic producers Eurofresh (with greenhouses in Arizona), Village Farms (with greenhouses in New York, Pennsylvania, Texas and Virginia) and BC Hothouse (with greenhouses in California). The Company estimates that worldwide, hydroponic greenhouse tomatoes currently originate from approximately 700 acres in the United States (including the approximately 111 acres owned by the Company), approximately 900 acres in Canada and an estimated aggregate of more than 5,000 acres in Belgium, France, Israel, Morocco, The Netherlands and Spain. Some portion of the foreign produced hydroponic tomatoes are sold in the United States. Most of these sources produce high-quality tomatoes superior in taste, texture and appearance to most field-grown tomatoes and generally comparable in quality to the Company's tomatoes.

Facilities

  The Company owns the Estancia and Fort Lupton #2 greenhouses and will own the facility but not the land under the Grants greenhouse. The Company operates the Brush #1, Brush #2, Fort Lupton #1 and Rifle greenhouses pursuant to Operating and Management Agreements, which are functionally equivalent to subleases. Each of these four leased greenhouses was constructed as part of a cogeneration power plant that is a "Qualifying Facility" under the terms of the Public Utility Regulatory Policy Act of 1978. Each of these cogeneration facilities was financed using a "project financing" structure that utilizes one single-purpose entity to own the power plant and another to act as lessee of the greenhouse from the first entity. Each greenhouse lessee in turn acts as sublessor to the Company under an Operating and Management Agreement.

  The Estancia, Fort Lupton #2 and Grants greenhouses are located on parcels of 160, 26.72 and 70 acres, respectively. The Company's four leased greenhouses cover an aggregate of approximately 71 acres, and each is operated as part of a cogeneration project, with the greenhouses using the surplus heat from the power plants to heat the water used to heat the greenhouses. The Company's owned greenhouses, Estancia and Fort Lupton #2, are, and all future facilities, including the Grants greenhouse currently under construction, are expected to be, stand-alone facilities with their own natural gas-fired boilers for heat generation. Non-cogeneration greenhouses typically have higher costs to generate heat but lower CO\\2\\ costs because the CO\\2\\ can be extracted from the combustion process that generates the heat.

  The remaining terms of the Operating and Management Agreements are four, six, 11 and 21 years for the Rifle, Brush #1, Brush #2 and Fort Lupton #1 greenhouses, respectively. Annual rent incurred during 1997 was $500,000 for Rifle, $853,099 for Brush #1, $1,042,191 for Brush #2 and $1,033,802 for Fort
Lupton #1. The Company is required to maintain rent reserves with the owners of the greenhouses (which are in turn pledged by the owners to their lenders) of one year's rent for the Fort Lupton #1 and Brush #2 greenhouses and one-half year's rent for the Brush #1 greenhouse. Of the leased facilities, the Company has to pay for its heat requirements only for Fort Lupton #1, which totaled approximately $154,000 in 1997.

  The Company currently has pack houses at Brush and Fort Lupton. The Brush pack house handles most of the tomatoes from the two Brush greenhouses. The Fort Lupton pack house packs the remaining tomatoes from Brush, as well as the tomatoes from the Estancia, Rifle and the two Fort Lupton greenhouses. The Company has constructed a pack house at its Estancia greenhouse and intends to commence operation of this pack house upon completion of the Grants greenhouse. The Estancia pack house will pack all of the Company's tomatoes grown in New Mexico.

  In May 1998, the Company commenced construction of the 20-acre greenhouse facility in Grants, New Mexico on a site leased from the City of Grants pursuant to a 60-year ground lease (the "Grants Lease"). Construction is expected to be completed by November 1998. The Company's equity portion of the construction cost is expected to be approximately $5.0 million, with the remaining cost financed under a construction loan with Farm Credit, which will be converted to a 10-year term loan upon completion of construction. The Grants Lease requires that in lieu of rent, the Company must employ approximately 60 full-time people from the twelfth through the sixtieth month and approximately 110 people thereafter. The Company anticipates that it will be able to meet the 60 employee requirement with the proposed 20-acre facility and the 110 employee requirement with an additional 20-acre greenhouse facility expected to be constructed and in operation prior to the sixtieth month.

  The Company intends to use a portion of the net proceeds of this offering to fund some or all of the cost of constructing up to six additional 20-acre greenhouse facilities, one of which is expected to be adjacent to the greenhouse in Estancia and a second adjacent to the greenhouse in Grants. The Company currently anticipates that construction of two of these facilities will commence by mid-1999. These locations have been chosen because of the high number of sunny days, particularly during the winter months, and the relatively high elevation, which provides cooler summer temperatures, both of which are climatological factors beneficial to greenhouse tomato production. The Company believes that these sites have access to sufficient quantities of water and natural gas for the new facilities. These facilities, and all future facilities, are expected to incorporate the Company's unitized 20-acre integrated hydroponic greenhouse production model. No sites have been selected for the remaining four facilities, but the Company will select only those sites that provide micro-climatic conditions of sunlight and temperature similar to those of its existing greenhouses.

Employees and Training

  As of June 30, 1998, the Company had 635 employees, all of whom were full time, including 566 in growing and packaging, six in marketing and sales and 69 in administration. Each 20-acre greenhouse requires approximately 60 production and pack house employees. The Company believes its relationship with its employees is good. None of its work force is currently unionized.

  Each 20-acre greenhouse is operated under the direction of a senior grower, assisted by two junior growers, each responsible for a 10-acre section, and two assistant growers, each responsible for five acres. As the junior and assistant growers gain experience, they are given responsibility over more acreage. All senior growers participate in a weekly conference call to discuss production issues at the greenhouses, and meet once a month to walk through a different greenhouse. The Company believes that these meetings provide a quality check on each greenhouse's operation as the senior growers provide critiques of the greenhouse being reviewed. The Company's team of senior, junior and assistant growers is intended to provide the Company with a sufficient number of qualified growers to staff properly the planned additional greenhouses, as well as to assure that each greenhouse's plants receive the necessary inspection on a regular basis. To date, turnover among the Company's growers has not been significant. In 1997, the Company began to grant stock options to its senior growers as an added incentive.

  All other greenhouse and pack house employees are trained by the Company. To date, the Company has been able to employ a sufficient number of people to staff its operations. While there is some seasonal fluctuation in the Company's employment levels for its non-administrative positions, the Company offers year round employment to most of its agricultural workers. The Company believes that this, coupled with an average starting wage of $6.00 per hour, gives it an advantage in attracting and retaining capable and loyal agricultural workers.

Risk Management; Insurance; Legal Proceedings

  The Company is subject to various risks in operating its business, including catastrophes such as floods, tornadoes, hail storms, severe winds or rain or other adverse weather events, as well as other risks related to its production, such as the loss of water or heat to the greenhouses or a mechanical failure in the heating, ventilation or irrigation system. To mitigate against these risks, the Company has direct property damage and business interruption insurance coverage. The Company's prior insurance policy only covered a loss that resulted from direct damage to the tomato plants and did not cover indirect damage or consequential losses. Because the flood that occurred in 1997 at Ft. Lupton #1 was not deemed to have directly damaged all of the plants, the loss of the plants was not totally covered and none of the Company's consequential losses were covered. In December 1997, the Company obtained new insurance policies covering both direct and indirect damage to the tomato plants and consequential losses. The deductibles for this policy vary between $5,000 and $50,000 per incident. The Company also maintains insurance including workers compensation, accidental product contamination and product tampering, third-party damage, liability and bodily injury coverage.

  The Company is also subject to uninsured risks related to plant diseases and pest infestations. See "Risk Factors--Risk of Loss to Crop from Pests or
Mechanical Failures."   To protect against a number of production risks, the
Company has established early warning systems to alert it to the possibility of events that could result in a loss of production. The early warning systems include a 24-hour electronic monitoring system of the temperature, humidity, CO\\2\\ and water quality in each greenhouse, with alarms for growers and maintenance personnel in their homes that sound whenever one of these factors reaches a critical level, pest trap cards that permit the Company to monitor the number and type of pests that circulate throughout the greenhouse and weekly leaf analysis to test for viral or bacterial contamination of the tomato plants. To protect against a loss of heat or water to a greenhouse, the Company has backup systems at each greenhouse that can utilize either natural gas or diesel fuel, as well as short term water storage capabilities.

  The Company currently is not a party to any material legal proceedings, nor is it currently aware of any threatened material legal proceedings. From time to time, the Company may become involved in litigation relating to claims arising out of its operations in the normal course of its business.

Government Regulation

  The manufacture, processing, packaging, storage, distribution and labeling of food products are subject to extensive federal, state and foreign laws and regulations. In the United States, the Company's business is subject to regulation by the Food and Drug Administration ("FDA"), the United States Department of Agriculture ("USDA") and various state and local agricultural and public health authorities. Under the Federal Food, Drug and Cosmetic Act, administered by the FDA, the Company is subject to a comprehensive regulatory scheme governing labeling, packaging and food safety. This includes regulations concerning the packaging process, quality assurance programs and claims of health benefits of food products. In addition, the FDA enforces the Public Health Services Act, which authorizes regulatory activity necessary to prevent the introduction, transmission or spread of communicable diseases. The FDA and USDA regulators charged with enforcing these laws and regulations have broad powers to protect public health, including the power to inspect produce and the Company's facilities, to order the shut down of a facility or the suspension of delivery of the Company's produce, as well as the power to impose substantial fines.

  The U. S. Immigration and Naturalization Service ("INS") conducts periodic, random inspections of the Company's greenhouses to ensure that all immigrant employees have proper documentation. The Company attempts to confirm the legal status of all applicants as part of its normal hiring procedures. The INS has the power to impose substantial fines on the Company if it finds any undocumented employees and require the Company to discharge such employees, in which case the Company would suffer the loss of a portion of its labor force. The Company also is subject to various federal and state regulations relating to workplace safety and worker health, including the Fair Labor Standards Act, Occupational Safety and Health Act and laws and regulations governing such matters as minimum wages, overtime and working conditions.

  The Company is subject to various federal, state and local environmental regulations. These include the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended; the Resource Conservation and Recovery Act, as amended; the Federal Water Pollution Control Act; the Clean Air Act; the Hazardous Materials Transportation Act; the Toxic Substances Control Act; and their state and local counterparts and equivalents.

Most of the Company's greenhouses discharge wastewater effluent into municipal waste treatment facilities, in some cases at levels that may require the Company to pay wastewater surcharges to municipal water treatment authorities. Some of these authorities have the contractual right to require the Company to limit the level of discharges, construct pretreatment facilities or take other action to reduce effluent discharges in the future. The Company and its operations are also subject to state and local regulation through such measures as zoning, water quality standards emissions, and building codes.

  The Company also is subject to Canadian labeling laws for products sold in British Columbia, Ontario and Quebec. The Greenver produce to be marketed by the Company is subject to Mexican public health and environmental laws and regulations.

  The Company may become subject to additional laws or regulations administered by the FDA, the USDA or other federal, state, foreign or local regulatory authorities, the repeal of laws or regulations or more stringent interpretations of current laws or regulations. The Company cannot predict the nature of any new laws, regulations or interpretations, or what effect they might have on its business. Changes in these laws could require the reconfiguration of the Company's production, processing and transportation methods or increased compliance costs, and could require the Company to make significant capital expenditures or incur higher operating costs. Any failure by the Company to comply with applicable laws and regulations could subject the Company to civil penalties, including fines, injunctions, greenhouse or pack house closings, recalls or seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on the Company.

  The Company has never received notice of alleged violation of any of these laws or regulations. To date, the Company's regulatory compliance costs have not been significant although there can be no assurance that the Company will not experience significant compliance costs in the future.

Company Trademarks

  The Company or the LLC has used the trademark consisting of the words "Colorado Greenhouse Quality Hydroponic Produce," together with the circular sunrise over snowcapped mountains design (the "Design Mark") and the trademark "Colorado Greenhouse" (collectively, the "Marks") to identify its produce since at least September 1993, each of which has been registered in the United States. The Marks are placed directly on produce as well as on packaging and promotional materials. The Company has also filed a Canadian trademark application covering the "Colorado Greenhouse" trademark in Canada.

  In connection with the Company's new marketing campaign that began in October 1998, the Company has designed new trademarks for its products. The Company has filed an intent to use trademark application for these new marks in the United States.

                                  MANAGEMENT

Directors, Executive Officers and Key Employees

  The directors, executive officers and key employees of the Company are:

Name                     Age  Position
----                     ---  --------
James R. Rinella          64  Chief Executive Officer, President
                              and Director

Matthew B. Cook           46  Executive Vice President of Production

Alan R. Fine              45  Vice President of Finance, Secretary
                              and Treasurer

Ludo van Boxem            36  Director of Agricultural Production

R.C. Mercure, Jr.         67  Chairman of the Board

Charles A. Hurth, Jr.     62  Director

Craig H. Sakin            38  Director

Edward J. Wetherbee       40  Director

  James R. Rinella has served as the Company's Chief Executive Officer since October 1997 and has been a director and the President of the Company since May 1998. From 1992 to 1997, Mr. Rinella was President of James Rinella & Associates, an agri-business consulting company, providing consulting services to several U.S. based agri-businesses and assisting with projects to export produce from the Middle East to Europe. From 1986 to 1992, Mr. Rinella served as President, Chief Operating Officer and a director of Sun World International, a large privately-owned grower, packer and marketer of fresh fruits and vegetables located in California.

  Matthew B. Cook became the Company's Executive Vice President of Production in October 1997. He served as the Company's General Manager from 1993 to 1995 and as its Chief Operating Officer from 1995 to October 1997. Mr. Cook also served as a director of the Company from its inception until September 1997. Prior to joining the Company, Mr. Cook served in a variety of operations management positions in the United States and England, including three years as General Manager of Eurofresh Van Heyningen Brothers, a hydroponic greenhouse producer of tomatoes in Pennsylvania, and two years as General Manager for Van Heyningen Brothers, U.K., one of England's largest producers of hydroponic greenhouse tomatoes.

  Alan R. Fine has served as the Company's Vice President of Finance, Secretary and Treasurer since October 1997. Prior to joining the Company as a consultant in August 1997, Mr. Fine was the Chief Financial Officer of Gold Coast Beverage Distributors, one of the largest beer distributors in the United States, from 1994 to 1997. During 1994, Mr. Fine worked for a small public accounting firm, and from 1990 to 1993, Mr. Fine was a controller at American Potomac Distributing Company. Mr. Fine is a Certified Public Accountant.

  Ludo van Boxem has served as the Company's Director of Agricultural Production since October 1997. From 1988 until joining the Company, Mr. van Boxem served as the director of his own consulting firm, providing consulting services to the Company and to other greenhouse companies growing hydroponic tomatoes in Belgium, France and The Netherlands.

  R.C. Mercure, Jr., Ph.D., has served as Chairman of the Board since May 1998 and has been a director of the Company since its inception. Since January 1996, Dr. Mercure has been Chairman and Chief Executive Officer of CDM Optics, Inc., an optical image processing technology company. From 1988 to 1996, Dr. Mercure was a Professor of Engineering Management at the University of Colorado at Boulder. During that time, he was the Managing Director of the University of Colorado at Boulder's Optoelectronic Computing Systems Center (a National Science Foundation engineering research center) (from 1988 to 1993), a Director of its Masters in Engineering Management Program (from 1988 to 1996) and Director of Technology Transfer of the University of Colorado System (from 1991 to 1993). From 1957 to 1980, he held various positions at Ball Corporation, a manufacturer of containers and an aerospace technology company, including Vice President, Corporate Development, Group Vice President, CEO of Tally Corporation (a Ball affiliate) and President of Ball Brothers Research Corporation. He is currently a Director of Applied Magnetics Corporation and Ball Corporation.

  Charles A. Hurth, Jr. has been a director of the Company since September 1997. Mr. Hurth is of counsel to the law firm of Hurth Yeager & Sisk and until 1987, was a partner in that firm. Since 1995, Mr. Hurth has been the President of Northeast Consortium for Engineering Education, Inc., a consortium of colleges and universities. From 1988 until its sale in 1996, Mr. Hurth was the controlling stockholder and a member of the board of directors of Financial Holdings, Inc., a bank holding company.

  Craig H. Sakin has been a director of the Company since January 1997. Since 1995, Mr. Sakin has been a Managing Director of Catterton-Simon Partners, Inc., a private equity investment firm that specializes in investments in consumer product and service companies and that led the purchase of the Series B Convertible Preferred Stock from the Company in January 1997. From 1992 to 1996, Mr. Sakin served as Chairman of Gold Coast Beverage Distributors, one of the largest beer distributors in the United States. Mr. Sakin brings senior level operating experience to the Company, specifically in the area of operational turnarounds, as well as over ten years in merchant banking and investment banking. Mr. Sakin also serves on the boards of directors of several private companies.

  Edward J. Wetherbee has been a director of the Company since its inception. From November 1996 until October 1997, Mr. Wetherbee served as the Company's Chief Executive Officer and until May 1998, served as the Company's Chairman of the Board. From 1988 until 1998, he served as a member of the Management Committee of Brush Greenhouse Partners ("BGP"), the entity that entered into the Brush #1 greenhouse Operating and Management Agreement with the Company, was a former member of the LLC prior to January 1, 1997 and stockholder of the Company. From 1992 until 1998, Mr. Wetherbee also served as one of the managers of Brush Greenhouse Partners II, LLC ("BGPII"), which is also a former member of the LLC and stockholder of the Company. From 1984 to 1998, Mr. Wetherbee served in various capacities at Colorado Venture Management, a seed-stage venture capital firm, most recently as its Executive Vice President.

Board Committees

  The Board of Directors has a Compensation Committee, the current members of which are Messrs. Hurth, Mercure and Sakin, and an Audit Committee, the current members of which are Messrs. Wetherbee and Sakin. The Compensation Committee reviews and makes recommendations to the Board regarding the Company's compensation policies and all forms of compensation to be provided to executive officers and directors of the Company. The Compensation Committee also reviews bonus and stock compensation arrangements for all other employees of the Company and administers the Company's 1996 Stock Option Plan. The Audit Committee reviews and monitors the Company's financial reporting and its external audits. The Audit Committee also consults with management and the Company's independent auditors and recommends the appointment of the Company's independent auditors.

Compensation of Directors

  In February 1998, each member of the Company's Board of Directors was granted non-qualified stock options to purchase 10,000 shares of Common Stock for past services rendered to the Company. These options were fully vested at the time of grant, expire seven years from the date of grant and have an exercise price of $4.25 per share. Commencing in September 1998, each director will be paid $16,000 per year, plus an additional $1,000 for each meeting of the Board of Directors attended, and each director of the Company serving at the time of each annual meeting of the Board of Directors, beginning with the 1999 annual meeting, will be granted a fully vested non-qualified stock option to purchase 10,000 shares of Common Stock at its then market value.

Compensation Committee Interlocks and Insider Participation

  The Compensation Committee of the Board of Directors currently consists of Messrs. Hurth, Mercure and Sakin. No interlocking relationship exists between any member of the Company's Board of Directors or the Compensation

Committee and any member of the board of directors or compensation committee of any other company, and no such interlocking relationship has existed in the past.

Executive Compensation

  The following table sets forth the 1997 compensation for the Company's current and former chief executive officer and the two other highest compensated executive officers (the "Named Executive Officers"). No other employee earned more than $100,000 in compensation from the Company in 1997.

                           Summary Compensation Table

                                                                           Long Term
                                                                           Awards(1)
                                                                         -------------
                                                    Annual Compensation
                                                    -------------------   Securities     All Other
                                                                          Underlying      Compen-
Name and Principal Position                           Salary     Bonus    Options(#)     sation(2)
---------------------------                         ----------  -------  -------------  ------------
James R. Rinella(3)...............................    $ 38,462  $    --       250,000     $17,657
 Chief Executive Officer, President and Director

Edward J. Wetherbee(4)............................     120,000       --          --         2,031
 Director

Matthew B. Cook...................................     120,000     15,000        --         9,512
 Executive Vice President of Production

Alan R. Fine(5)...................................      46,269       --       100,000      13,500
 Vice President of Finance,
 Secretary and Treasurer

--------------------
(1) Consist of options to purchase shares of Common Stock granted under the Company's 1996 Stock Option Plan.
(2) Consists of: (i) reimbursement paid to Mr. Rinella for moving expenses and an automobile allowance, (ii) matching employer contributions under the Company's Employee 401(k) Plan for Mr. Wetherbee, (iii) matching employer contributions under the Company's Employee 401(k) Plan and an automobile allowance for Mr. Cook, and (iv) reimbursement paid to Mr. Fine for moving expenses.
(3) Mr. Rinella became the Chief Executive Officer of the Company on October 20, 1997 at an initial base salary of $200,000.
(4) Mr. Wetherbee resigned as the Company's Chief Executive Officer on October 20, 1997 and is no longer an employee of the Company.
(5) Mr. Fine served as a consultant to the Company from August 1997 to September 1997 and became an officer and employee of the Company on October 1, 1997 at an initial base salary of $105,000, which was increased to $125,000 on January 12, 1998.


  The following table sets forth information concerning options to purchase shares of the Company's Common Stock granted to the Named Executive Officers during the year ended December 31, 1997. No executive officer exercised any options during 1997.

                       Option Grants in Last Fiscal Year


                                            Individual Grants
                         ------------------------------------------------------    Potential Realized Value at
                          Number of                                                   Assumed Annual Rates of
                         Securities     Percentage of                                Stock Price Appreciation
                         Underlying     Total Options    Exercise                       For Option Term(2)
                          Options        Granted to        Price     Expiration    ---------------------------
       Name              Granted (#)      Employees      Per Share      Date           5%              10%
       ----              -----------    -------------    ---------   ----------    ----------      -----------
James R. Rinella (1)...    250,000          51.0%         $4.25       10/31/04       $432,500      $1,007,500
Alan R. Fine (1).......    100,000          20.4%         $4.25        9/31/04        173,000         403,000

--------------------
(1) Of Mr. Rinella's 250,000 options, 94,116 are incentive options and 155,884 are non-qualified options. All of Mr. Fine's 100,000 options are incentive options. All of Messrs. Rinella's and Fine's stock options become exercisable upon consummation of this offering.
(2) The 5% and 10% assumed rates of appreciation are prescribed by the rules and regulations of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future trading prices of its Common Stock. There can be no assurance that any of the values reflected in this table will be achieved.

                        Aggregated Options Exercised in
                       Last Fiscal Year and Option Values

  The following table sets forth information with respect to the Named Executive Officers concerning unexercised options held as of December 31, 1997.

                                   Number of Securities
                              Underlying Unexercised Options     Value of Unexercised
                                  at Fiscal Year-End (#)       In-the-Money Options (1)
                              ------------------------------  --------------------------
      Name                     Exercisable    Unexercisable   Exercisable  Unexercisable
      ----                    -------------  ---------------  -----------  -------------
James R. Rinella............       23,529         226,471      $  135,292     $1,302,208
Alan R. Fine................       23,529          76,471         135,292        439,708
Matthew B. Cook.............      101,363         101,362         938,621        938,612
Edward J. Wetherbee.........      212,725            --         1,934,734           --

-----------------------
(1) Represents the difference between the fair market value of the shares of Common Stock as of the date hereof (based on an assumed initial public offering price of $10.00) and the exercise price of the options ($4.25 for Messrs. Rinella and Fine and 10,000 of Mr Wetherbee's options and $0.74 for Mr. Cook and the remainder of Mr. Wetherbee's options).

Agreements with Executive Officers

  The Company has a five-year employment agreement with Mr. Rinella that expires on December 31, 2002. Under his employment agreement, Mr. Rinella receives an initial base salary of $200,000, subject to periodic reviews for potential salary increases, and is eligible for an annual bonus of up to 50% of his base salary if the Company achieves milestones to be established annually by the Compensation Committee. Mr. Rinella also receives an annual automobile allowance. Mr. Rinella's employment agreement also contains a non-competition clause for a period of 18 months following termination of employment. If Mr. Rinella is terminated prior to the expiration of his employment agreement, other than for cause, including termination as a result of a change in control of the Company, or in the event of his disability, Mr. Rinella is entitled to one year's annual salary, payable in 12 equal monthly payments.

  The Company has an employment agreement with Mr. Cook, with automatic one-year renewal periods unless either the Company or Mr. Cook provides notice of non-renewal at least 90 days prior to the end of the term or any renewal thereof. Mr. Cook's agreement was renewed automatically for 1998. Mr. Cook's agreement provides for an initial base salary of $120,000, which was increased to $135,000 on January 12, 1998, and is subject to periodic adjustments. Mr. Cook also receives an annual vehicle allowance. If Mr. Cook's agreement is terminated by the Company without cause, Mr. Cook is entitled to a lump-sum severance payment equal to his then annual salary. Mr. Cook's employment agreement also contains a non-competition clause for a period of 18 months following termination of employment.

  The Company has a one-year employment agreement with Mr. Fine that expires on September 30, 1998, with automatic one-year renewal periods unless either the Company or Mr. Fine provides notice of non-renewal at least 60 days prior to the end of the term or any renewal thereof. Mr. Fine's employment agreement provides for an initial base salary of $105,000, which was increased to $125,000 on January 12, 1998, and is subject to periodic adjustments. He is eligible for annual bonuses of up to 30% of his base salary if the Company achieves milestones to be established annually by the Compensation Committee. If Mr. Fine's employment agreement is terminated by the Company without cause, he is entitled to a lump-sum severance payment equal to his then annual salary. Mr. Fine's employment agreement also contains a non-competition clause for a period of 18 months following termination of employment.

  The Company entered into a Separation Agreement and Release with Mr. Wetherbee upon his resignation as Chief Executive Officer in October 1997, under which Mr. Wetherbee continued to receive his annual salary and continued to participate in the Company's 401(k) program until the end of 1997. Mr. Wetherbee's unvested stock options also vested immediately. Under his agreement, Mr. Wetherbee received a severance payment of $120,000, paid as a $40,000 lump sum payment on January 2, 1998 and the balance in 12 equal monthly installments.

Stock Option Plan

  The Company's Board of Directors and stockholders adopted the 1996 Stock Option Plan, effective November 19, 1996. The Stock Option Plan permits the grant of non-qualified options ("NQOs") and incentive stock options ("ISOs") to employees, directors and consultants of the Company or any affiliated companies. The plan expires on November 1,

2006. A total of 1,580,135 shares of Common Stock have been reserved for awards under the plan, and as of May 31, 1998, options to purchase 1,117,495 shares have been granted, 1,026,691 shares of which remain outstanding. Options covering 52,794 shares of Common Stock have been exercised at a price per share of $0.74. The Stock Option Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"). The Committee has the discretion to determine the employees and consultants to whom options may be granted under the Stock Option Plan and the manner in which such options will vest. The maximum number of shares subject to one or more awards that can be granted during the term of the Stock Option Plan to any employee, consultant or director is 450,000 shares of Common Stock, and ISOs may be granted only to employees. ISOs must have an exercise price equal to the fair market value of the Common Stock on the date of grant (110% in the case of an ISO granted to an employee who owns Common Stock having more than 10% of the total voting power of the Company). Options granted under the Stock Option Plan are not transferable other than by will or by the laws of descent and distribution.

  Upon (i) the reorganization (other than a bankruptcy reorganization), merger or consolidation of the Company (except where the Company is the continuing company and there is no change in the terms of the outstanding shares of Common Stock), (ii) the sale of all or substantially all of the assets of the Company (except where the Company continues as a holding company of an entity that conducts the business formerly conducted by the Company), or (iii) the dissolution or liquidation of the Company, all outstanding options will terminate automatically when the event occurs if the Company gives the option holders 30 days' prior written notice of the event. Notice is not required for a merger or consolidation or for a sale if the Company, the successor or the purchaser makes adequate provision for assumption of all outstanding options or the substitution of new options on terms comparable to the outstanding options. The Committee may, in its sole discretion, accelerate the vesting of any option, in whole or in part, under the foregoing circumstances.

Limitation of Liability and Indemnification Matters

  The Company's Amended and Restated Certificate of Incorporation (the "Charter") and Amended and Restated Bylaws (the "Bylaws") provide for the indemnification of the Company's directors and officers to the fullest extent permitted by Delaware law. The Company's Charter also eliminates to the fullest extent permitted by Delaware law, liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. As a result of this provision, the Company and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.


                    CERTAIN TRANSACTIONS AND RELATIONSHIPS

  The LLC was organized in 1993 to take over operations of the Brush #1, Brush #2 and Fort Lupton #1 greenhouses. Effective January 1, 1996, the LLC assumed operation of the Rifle greenhouse. The LLC has entered into Operating and Management Agreements with the following entities (with the respective greenhouse indicated): BGP (Brush #1), BGPII (Brush #2), Rocky Mountain Produce LLC (Fort Lupton #1) and Wolf Creek Rifle LLC (Rifle).

  Effective January 1, 1997, the Company and the LLC effected a reorganization, by which the membership interests in the LLC held by BGP and BGPII were exchanged for a total of 6,200,000 shares of the Company's Series A Preferred Stock. Colorado Power Partners ("CPP") and Brush Cogeneration Partners ("BCP") own the Brush #1 and Brush #2 power projects and are under common control with entities that own and control the related greenhouse lessee. Cogen Technology, Inc. ("CTI") owns controlling interests in CPP and BCP. American Atlas #1 L.P. ("AA#1"), an entity that has substantially the same equity ownership as CTI, is the operator of the Rifle power plant, the sublessor of the Rifle greenhouse, and controls Wolf Creek Rifle LLC. The Company incurred rent expense for the Brush #1 greenhouse of $853,099 in 1995, $853,094 in 1996 and $853,099 for 1997.
The Company incurred rent expense for the Brush #2 greenhouse of $853,099 in 1995, $900,378 in 1996 and $1,042,191 in 1997. The Company incurred rent expense for the Rifle greenhouse of $500,000 in 1996 and $500,000 in 1997.

  The following persons are involved in the management of these entities or the parties involved in the development of the power projects: R.C. Mercure, Jr. is a limited partner of AA#1, owns 6.91% of the outstanding capital stock of CTI and is the Company's Chairman of the Board. Charles A. Hurth, Jr. is a limited partner of AA#1, owns 4.24% of the outstanding capital stock of CTI and is a director of the Company. Edward J. Wetherbee owns 0.17% of the outstanding capital stock of CTI and is a director of the Company. Each of these persons also is a beneficial owner of shares of the Company's Series A Preferred Stock as a result of the reorganization of the LLC and the Company. See "Principal Stockholders."

Sale of Series B Convertible Preferred Stock

  In January 1997, the Company completed the $15 million sale of its Series B Convertible Preferred Stock at $8.00 per share to Catterton-Simon Partners III, L.P. (875,000 shares), BCI Growth IV, L.P. (875,000 shares), Catterton-CGH Partners, L.L.C. (31,250 shares) and H&Q Colorado Greenhouse Investors, LLC (93,750 shares), an affiliate of one of the Representatives of the Underwriters (together, the "Purchasers"). Craig H. Sakin, a director of the Company, is a manager of the entity that is the general partner of Catterton-Simon Partners III, L.P. and is the manager of the entity that is the managing member of Catterton-CGH Partners, LLC. In connection with the sale of the Series B Convertible Preferred Stock, the Company and the Purchasers entered into a Registration Rights Agreement, whereby the Company agreed to register the Common Stock issued upon conversion of the Series B Convertible Preferred Stock in certain circumstances, at the Company's expense. See "Description Of Capital Stock--Registration Rights." Initially, the Series B Convertible Preferred Stock was convertible into Common Stock on a one share for one share basis. In September 1997, the conversion rate of the Series B Convertible Preferred Stock was reduced to 1.88235 shares of Common Stock for each Series B share, or an effective conversion price of $4.25 per share. This reduction was part of a negotiated agreement with the Series B stockholders as a result of the Company's production problems in 1997. Based on the terms of the Series B Preferred Stock, the conversion rate will increase to approximately 1.69 shares of Common Stock for each Series B share, based on an assumed initial public offering price of $10.00 per share. If the initial public offering price is higher than $10.00, the Series B Preferred Stock will convert automatically into a fewer number of shares of Common Stock. For example, if the initial public offering price is $11.00 per share, the Series B Preferred Stock will convert automatically into 3,030,680 shares of Common Stock.

Sale of Series C Convertible Preferred Stock

  In May 1998, the Company completed the sale of $6.0 million of its Series C Convertible Preferred Stock at $5.50 per share. The Series C Convertible Preferred Stock was offered by the Company in two tranches solely to its existing preferred stockholders or their related parties on a pro rata basis. Messrs. Mercure (29,471 shares), Hurth (20,754 shares) and Wetherbee (5,658 shares), all directors of the Company, were among the existing stockholders who purchased shares of the Series C Convertible Preferred Stock. The Company also sold 5,891 shares of Series C Convertible Preferred Stock to Mr. Rinella, the Company's Chief Executive Officer, although he was not a stockholder at the time. The Company determined the $5.50 per share offering price in February 1998 based on the arms' length $4.25 price set in September 1997, increased by the maximum additional price per share that the Company believed appropriate. Although the Board of Directors approved the sale of the Series C Convertible Preferred Stock in February 1998 and a significant number of the Company's shareholders indicated that they would approve of and participate in the transaction at that time, the offering was not closed until May 1998 because the Company's then existing shareholders Agreement required at least a 60 day notice period for the closing of any rights offering. The Company entered into a Registration Rights Agreement with the Series C Convertible Preferred Stock purchasers, whereby the Company agreed to register the Common Stock issued upon conversion of the Series C Convertible Preferred Stock in certain circumstances, at the Company's expense. See "Description of Capital Stock--Registration Rights." The Series C Convertible Preferred Stock converts into Common Stock on a one share for one share basis, subject to adjustment for stock splits, stock dividends, recapitalizations, dilutive issuances and similar matters.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of May 31, 1998, assuming conversion of all outstanding preferred stock to Common Stock upon consummation of this offering and as adjusted to reflect the sale of the Common Stock offered hereby and the accelerated vesting of some options, for (i) each director and each Named Executive Officer of the Company, (ii) all directors and Named Executive Officers of the Company as a group, (iii) each person known by the Company to own beneficially 5% or more of the outstanding shares of Common Stock and (iv) each Selling Stockholder. All beneficial ownership is sole and direct unless otherwise indicated.

                                     Shares Owned                                   Shares Owned
                                   Prior to Offering                              After Offering (2)
                                  --------------------    Number of Shares      ----------------------
Name of Beneficial Owner (1)       Number     Percent     Being Offered (2)     Number         Percent
----------------------------      ---------  ---------    -----------------    ---------       -------
James R. Rinella (3)............    255,891       2.2%             --            255,891         1.7%
Matthew B. Cook.................    152,043       1.3              --            152,043         1.0
Alan R. Fine (4)................    100,000        *               --            100,000          *
R.C. Mercure, Jr................     71,196        *               --             71,196          *
Charles A. Hurth, Jr............     53,830        *               --             53,830          *
Craig H. Sakin (5)..............  1,738,916      15.2         450,000          1,288,916         8.6
Edward J. Wetherbee.............    260,879       2.3              --            260,879         1.7
All directors and Named
 Executive Officers as a
 group (7 persons)..............    903,839       7.9              --            903,839         6.0

Cogen Technology, Inc. (6)......  3,686,877      32.2         370,262          3,316,615        22.2
Catterton (7)...................  1,728,916      15.1         450,000          1,278,916         8.5
BCI Growth IV, L.P. (8).........  1,669,297      14.6         450,000          1,219,297         8.1
Vernon J. Twombly (9)...........  1,191,293      10.4         107,232          1,084,061         7.2
Robert and Sally Hunt (10) (11).    361,997       3.2          32,304            329,693         2.2
Nicholas G. Muller, Inc.........    157,384       1.4          15,806            141,578          *
Gregory L. Twombly, Inc.........    155,639       1.4          13,889            141,750          *
George W. Holbrook, Jr. (12)....    148,491       1.3          14,912            133,579          *
Eric Jacobson (11)..............     64,915        *            6,519             58,396          *
Paul F. Glenn (11) (13).........     60,125        *            6,039             54,086          *
Barbara A. Brenton..............     42,474        *            3,790             38,684          *
Marian Jacobson.................     40,370        *            4,054             36,316          *
Ronald D. Bloomer...............     40,158        *            4,033             36,125          *
Louis J. DellaCava (11) (14)....     39,789        *            3,996             35,793          *
Marian H. Kent..................     37,982        *            3,814             34,168          *
Elizabeth A. Bower..............     24,320        *            2,442             21,878          *
James R. McGoogan (15)..........     23,875        *            2,398             21,477          *
Thomas P. Brock.................     16,667        *            1,674             14,993          *
Edwin H. Morgens................     16,021        *            1,609             14,412          *
Boyd R. and Eva J. West.........     15,959        *            1,424             14,535          *
J. Allen Mactier................     10,515        *            1,056              9,459          *
NJ Hackstock Cogen, Inc.........      7,750        *              778              6,972          *
M.E.C. Dean.....................      6,543        *              657              5,886          *
Jana Jacobson and John Frenz
 (11)...........................      3,884        *              390              3,494          *
Joyce A. Edwards................      3,690        *              371              3,319          *
T. Kim and Brian J. Kenney......      3,369        *              338              3,031          *
C.A. Carroll....................      3,272        *              329              2,943          *

---------------------
* Less than 1%

(1) The address for Messrs. Rinella, Cook, Fine, Mercure, Hurth, Sakin and Wetherbee is c/o Colorado Greenhouse Holdings, Inc., 1490 West 121st Street, Suite 202, Westminster, Colorado 80234. The addresses of the other beneficial owners of 5% or more of the Company's outstanding Common Stock are as follows: Cogen Technology, Inc., 4845 Pearl East Circle, Boulder, Colorado 80302; Catterton-Simon Partners III, L.P. and Catterton-CGH Partners, L.L.C., c/o Catterton Partners, Inc., 9 Greenwich Office Park, Greenwich, Connecticut 06830; BCI Growth IV, L.P. , c/o BCI Advisors, Inc., Glenpointe Center West, Teaneck, New Jersey 07666; and Vernon J. Twombly, Inc. and Twombly, LLC, 642 Sinclair Road, Snowmass Village, Colorado 81615.
(2) Certain of the Selling Stockholders have granted the Underwriters an over-allotment option. If this option is exercised in full, the following persons or entities will sell the following additional amounts of Common Stock in this offering: Cogen Technology, Inc. (464,029 shares),Vernon J.

     Twombly, Inc. (134,388 shares), Robert and Sally Hunt. (40,381 shares, of which 36,309 shares of Common Stock are being offered by MWH, Inc. and 4,072 shares of Common Stock are being offered by The Mitchell-Hunt Trust), Nicholas G. Muller, Inc. (19,808 shares), Gregory L. Twombly, Inc. (17,361 shares), George W. Holbrook, Jr. (18,543 shares, of which 9,347 shares of Common Stock are being offered by George W. Holbrook, Jr., 5,387 shares of Common Stock are being offered by Holbrook & Company, 3,809 shares of Common Stock are being offered by Holbrook Partners and 146 shares of Common Stock are being offered by Brush Flower & Power Corporation), Eric Jacobson (8,170 shares), Paul F. Glenn (7,576 shares, of which 4,877 shares of Common Stock are being offered by Paul F. Glenn and 2,690 shares of Common Stock are being offered by The Paul F. Glenn Revocable Trust), Barbara A. Brenton (4,738 shares), Marian Jacobson (5,081 shares), Ronald
     D. Bloomer (5,054 shares), Marian H. Kent (4,780 shares), Elizabeth A. Bower (3,061 shares), James R. McGoogan (3,005 shares, of which 2,859 shares are being offered by James R. McGoogan and 146 shares of Common Stock are being offered by Brush Flower & Power Corporation), Thomas P. Brock (2,098 shares), Edwin H. Morgens (2,016 shares), J. Allan Mactier (1,323 shares), NJ Hackstock Cogen, Inc. (975 shares), M.E.C. Dean (823 shares), Louis J. DellaCava (5,008 shares, of which 519 shares of Common Stock are being offered by Mr. DellaCava and 4,489 shares of Common Stock are being offered by L.J.D. Enterprises Profit Sharing P&T), Jana Jacobson and John Frenz (489 shares), Joyce A. Edwards (464 shares), T. Kim and Brian J. Kenney (424 shares) and C.A. Carroll (412 shares). The numbers of shares and percents in the table above assume no exercise of the
(3) Underwriters' over-allotment option. Consists of 250,000 shares of Common Stock issuable upon exercise of options that become exercisable upon consummation of this offering and 5,891 shares owned by Mr. Rinella.
(4) Consists of 100,000 shares of Common Stock issuable upon exercise of options that become exercisable upon consummation of this offering.

(5) Includes 1,669,297 shares of Common Stock owned by Catterton-Simon Partners III, L.P. and 59,619 shares of Common Stock owned by Catterton-CGH Partners, L.L.C. Mr. Sakin is an officer of the general partners of these entities. He disclaims beneficial ownership of all the shares held by such entities.
(6) Cogen Technology, Inc.'s ("CTI") board of directors has voting power and investment power over these shares. The following individuals are members of CTI's board of directors: Julie Boston, William E. Coleman, A. Kit Jackson and Eric Jacobson. These directors also individually own shares of Common Stock. The directors disclaim beneficial ownership of all of the shares held by CTI.

(7) Represents 1,669,297 shares of Common Stock owned by Catterton-Simon Partners III, L.P. and 59,619 shares of Common Stock owned by Catterton-CGH Partners, L.L.C. (together, "Catterton"). Catterton-Simon Partners III, L.P. is selling 434,475 shares in the offering and Catterton-CGH Partners, L.L.C. is selling 15,525 shares in the offering. Catterton-Simon Managing Partner III, L.L.C. is the general partner of Catterton-Simon Partners III, L.P. and has voting and investment power over the shares held by it. The voting and investment decisions for Catterton-Simon Managing Partner III, L.L.C. require the unanimous vote of Craig H. Sakin, Michael Chu, Frank Vest, Peter Simon and J.B. Bolduck. Catterton Partners Management Company, L.L.C. is the managing member of Catterton-CGH Partners, L.L.C. and has voting and investment power over the shares held by it. The voting and investment decisions for Catterton Partners Management Company, L.L.C. require the unanimous vote of Craig H. Sakin, Michael Chu and Frank Vest. Messrs. Sakin, Chu, Vest, Simon and Bolduck disclaim beneficial ownership of all of the shares held by Catterton.
(8) The managing members of Glenpointe Associates LLC, the general partner of BCI Growth IV, L.P. ("BCI"), have voting power and investment power over these shares. The managing members are Steve Eley, Hoyt Goodrich, Bart Goodwin, Matt Gormly, Mark Hastings, Ted Horton, Don Remey and Peter
     Wilde. The managing members disclaim beneficial ownership of the shares held by BCI.
(9) Includes 1,067,764 shares and 123,529 shares of Common Stock owned by Vernon J. Twombly, Inc. and Twombly LLC, respectively. Mr. Twombly is the Chief Executive Officer and sole shareholder of Vernon J. Twombly, Inc. and the Manager and sole member of Twombly LLC. Only Vernon J. Twombly, Inc. is offering shares of Common Stock for sale in this offering.
(10) Represents 325,500 shares of Common Stock owned by MWH, Inc. and 36,497 shares of Common Stock owned by The Mitchell-Hunt Trust. The Mitchell-Hunt Trust owns 100% of the capital stock of MWH, Inc. Robert and Sally Hunt are the settlors, co-trustees and lifetime beneficiaries of The Mitchell-Hunt Trust and the officers and directors of MWH, Inc.

(11) The number of shares being offered includes Common Stock to be received upon the conversion of the Series C Convertible Preferred Stock.
(12) Represents 74,263 shares of Common Stock owned by George W. Holbrook, Jr., 42,802 shares of Common Stock owned by Holbrook & Company, of which Mr. Holbrook is the general partner, 30,264 shares of Common Stock owned by Holbrook Partners, of which Mr. Holbrook is the general partner and 1,162 shares of Common Stock owned by Brush Flower & Power Corporation, of which Mr. Holbrook owns 50% of the outstanding capital stock.
(13) Represents 38,750 shares of Common Stock owned by Paul F. Glenn and 21,375 shares of Common Stock owned by The Paul F. Glenn Revocable Trust, of which Mr. Glenn is the trustee.
(14) Represents 4,126 shares of Common Stock owned by Louis J. DellaCava and 35,663 shares of Common Stock owned by LJD Enterprises Profit Sharing P&T, of which Mr. DellaCava is the trustee.
(15) Represents 22,713 shares of Common Stock owned by James R. McGoogan and 1,162 shares of Common Stock owned by Brush Flower & Power Corporation, of which Mr. McGoogan owns 50% of the outstanding capital stock.

                         DESCRIPTION OF CAPITAL STOCK

  Upon completion of this offering, the authorized capital stock of the Company will consist of 55,000,000 shares of Common Stock, par value $.001 per share, and 3,000,000 shares of preferred stock, par value of $.001 per share. The preferred stock may be designated as one or more separate series by the Company's Board of Directors. The following summary of various provisions of the Common Stock and preferred stock do not purport to be complete and are subject to, and qualified by, the provisions of the Company's Certificate of Incorporation.

Common Stock

  Immediately prior to the consummation of this offering, there will be 10,498,361 shares of Common Stock outstanding, including 10,476,126 shares of as a result of the automatic conversion of the Series A Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and exercise of the Warrant by Hambrecht & Quist, LLC ("H&Q"), one of the Representatives of the Underwriters. There are also outstanding options to purchase 1,026,691 shares of Common Stock at a weighted average exercise price of $2.65 per share.

  The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Cumulative voting is not permitted in the election of directors. Subject to any preferences that may be applicable to any then outstanding series of preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of legally available funds. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All shares of Common Stock, when issued, are fully paid and non-assessable.

Preferred Stock

  Upon completion of this offering, the Board of Directors will be authorized, subject to limitations prescribed by law, without any further stockholder approval, to issue from time to time up to 3,000,000 shares of preferred stock in one or more series and to fix or alter the designations, rights, powers, preferences, and any qualifications, limitations, or restrictions on the shares of each such series thereof, including the consideration to be received therefor, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of such series. The availability of preferred stock may have the effect of delaying, deferring or preventing a change of control of the Company. The Board of Directors has no present intention to issue any preferred stock.

Warrants

  In connection with services rendered in the placement of the Company's Series B Convertible Preferred Stock, on January 21, 1997, the Company issued to H&Q the Warrant for the purchase of 18,500 shares of the Series B Convertible Preferred Stock. The Warrant has an exercise price of $8.00 per share. The Warrant contains an automatic exercise provision triggered upon completion of this offering and a net issue election, pursuant to which H&Q will be issued 9,743 shares of Series B Preferred Stock without any cash payment, based on an assumed initial public offering price of $10.00. The Series B Convertible Preferred Stock will be converted automatically into 16,466 shares of Common Stock at 1.69 shares of Common Stock for each Series B share, based upon an assumed initial public offering price of $10.00 per share.

Registration Rights

  Holders of 7,840,041 shares of Common Stock (the "Registrable Securities") and their permitted transferees have registration rights as a result of agreements entered into by the Company in connection with the issuance of the Series A Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock.

  The Series A Registration Rights Agreement grants certain holders of Series A Preferred Stock (and the Common Stock issued upon conversion) demand and piggy back registration rights. Subject to the rights of the holders of the

Series B Convertible Preferred Stock to override any demand registration request by the holders of the Series A Preferred Stock and certain minimums, the Series A Registration Rights Agreement provides that holders representing at least 30% of the issued and outstanding registrable securities as defined in the Series A Registration Rights Agreement may initiate a demand registration on Form S-1, and holders representing at least 20% of the outstanding shares of Series A registrable securities may initiate a demand registration on Form S-3. In addition, holders of the Series A Preferred Stock have the right to piggyback their shares onto any registered offering of Common Stock, subject to customary underwriter cutbacks and a cutback in the event the holders of Series B Convertible Preferred Stock also elect to include shares in such offering.

  The Series B Registration Rights Agreement grants certain holders of Series B Convertible Preferred Stock (and the Common Stock issued upon conversion) demand and piggyback registration rights, the ability to override any demand registration request by the holders of the Series A Preferred Stock and a priority over the Series A Preferred Stock in a piggyback registration in the event of underwriter cutback. Subject to offering amount thresholds, the Series B Registration Rights Agreement provides that holders representing at least 30% of the outstanding shares of Series B Convertible Preferred Stock may initiate a demand registration on Form S-1 and holders representing at least 25% of the outstanding shares of Series B Convertible Preferred Stock may initiate an demand registration on Form S-3. In addition, holders of the Series B Convertible Preferred Stock have the right to piggyback onto any registered offering of Common Stock, subject to customary underwriter cutback.

  The Series C Registration Rights Agreement grants the holders of Series C Convertible Preferred Stock (and the Common Stock issued upon conversion) piggyback registration rights. The Series C Convertible Preferred Stock piggyback registration rights are subject to customary underwriter cutback and the priority rights of the holders of the Series B Convertible Preferred Stock.

Anti-Takeover Provisions

  General. Various provisions of the Delaware General Corporation Law ("DGCL") and the Company's Charter and Bylaws could have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless the takeover or change in control is approved by the Company's Board of Directors, even though such a transaction may offer the Company's stockholders the opportunity to sell their stock at a price above the prevailing market price. These provisions also may render the removal of directors and management more difficult.

  Charter and Bylaws. Upon consummation of the offering, the Company's Charter provides that all stockholder action must be effected at a duly called meeting and not by written consent in lieu of a meeting. The Charter and Bylaws also provide that special meetings of the stockholders may be called only by the Secretary at the direction of the Board of Directors and that directors may only be removed for cause. Any amendment of these provisions will require the affirmative vote of at least 66 2/3% of the Company's outstanding voting stock.

  DGCL. Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporations's outstanding voting stock) from engaging in a "business combination" with a publicly-held Delaware corporation for a period of three years following the date such person became an interested stockholder, unless:
(i) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares held by directors who are also officers or by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  Section 203 defines a business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to various exceptions, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate shares of stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Transfer Agent and Registrar

  The Company has selected American Securities Transfer & Trust as the transfer agent and registrar of the Common Stock.


                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for the Common Stock, and no prediction can be made of the effect, if any, that the sale or availability for sale of shares of Common Stock will have on the market price of the Common Stock. Sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

  Upon consummation of this offering, the Company will have outstanding 13,998,361 shares of Common Stock. Of these shares, the 5,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by "affiliates" of the Company as that term is
defined in SEC Rule 144.   All of the remaining 8,998,361 shares of Common Stock
are "restricted securities" within the meaning of Rule 144 and may be sold in the public market only if registered or if sold under an exemption from registration under the Securities Act, including the exemption provided by Rule
144. Approximately 7,918,032 shares of these restricted securities have been held for more than one year and will be immediately saleable under Rule 144, subject to the Underwriters' lock-up and the volume limitations imposed by Rule 144.

  In general, under Rule 144 as currently in effect, an affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an Affiliate) is entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of shares of Common Stock then outstanding (approximately 139,998 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market/sm/ during the four calendar weeks immediately preceding. Sales under Rule 144 are also subject to requirements relating to manner of sale, notice and availability of current public information about the Company. Under Rule 144(k), a person (or persons whose shares are aggregated) who has not been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. In general, under Rule 701, any employee, consultant or advisor of the Company who purchases shares from the Company pursuant to Rule 701 in connection with a compensatory stock or option plan or other written agreement is eligible to resell, unless contractually restricted, such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

  All of the Company's officers, directors, option holders and various stockholders, who own in the aggregate 8,976,126 shares of Common Stock, have agreed with the Underwriters that they will not offer for sale, sell or otherwise dispose of any shares of Common Stock owned by them and will not exercise any registration rights to which they are entitled for 180 days from the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated.

          The Company intends to file a registration statement on Form S-8 under the Securities Act covering shares of Common Stock reserved for issuance under the 1996 Stock Option Plan. See "Management--Stock Option Plan." The Company expects to file this registration statement as soon as practicable after the effective date of this offering. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates of the Company, be available for sale in the open market, unless such shares are subject to vesting requirements under the 1996 Stock Option Plan or the lock-up agreements described above. As of May 31, 1998, options to purchase 1,026,691 shares of Common Stock remain outstanding under the 1996 Stock Option Plan.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), through their representatives BT Alex. Brown Incorporated and Hambrecht & Quist LLC (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders the following respective number of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

Underwriters                                                   Number of Shares
------------                                                   ----------------

BT Alex. Brown Incorporated..................................

Hambrecht & Quist LLC........................................




                                                               ----------------
       Total.................................................      5,000,000
                                                               ================

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to various conditions precedent and that the Underwriters will purchase all of the shares of Common Stock offered hereby if any such shares are purchased.

  The Company and the Selling Stockholder have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $___ per share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $____ per share to certain other dealers. After commencement of the initial public offering, the offering price and other selling terms may be changed by the Representatives.

  Certain Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 750,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise the option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them in the above table bears to 5,000,000, and these Selling Stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise the option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms and those on which the 5,000,000 shares are being offered.

  The Underwriting Agreement contains covenants of indemnity and contribution among the Underwriters, the Selling Stockholders and the Company regarding certain civil liabilities, including liabilities under the Securities Act.

  To facilitate the offering of the Common Stock, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the market price for the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with this offering, thereby creating a short position in the Underwriters' syndicate account. Additionally, to cover such over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. Any of these activities may maintain the market price of the Common Sock at a level above that which might otherwise prevail in the open market.
The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The Representatives, on behalf of the Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer, if the syndicate repurchases such shares distributed by that Underwriter or dealer.

  The Company has agreed that it will not issue any shares of Common Stock or options, rights or warrants to acquire Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of BT Alex. Brown Incorporated, except for shares issued (i) in connection with acquisitions and (ii) pursuant to the exercise of options granted under the Stock Option Plan. All of the Company's officers, directors, option holders and various stockholders, who own in the aggregate 8,976,126 shares of Common Stock, have agreed with the Underwriters that they will not offer for sale, sell or otherwise dispose of any shares of Common Stock owned by them and will not exercise their demand registration rights for 180 days from the date of this Prospectus without the prior written consent of BT Alex. Brown
Incorporated.

  The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Hambrecht & Quist LLC, one of the Representatives of the Underwriters, served as the placement agent for the Company in the sale of its Series B Convertible Preferred Stock. In connection with this role, Hambrecht & Quist LLC was paid a placement fee of $897,500 and was issued the Warrant on January 21, 1997 for the purchase of up to 18,500 shares of the Series B Convertible Preferred Stock for $8.00 per share. The Warrant contains an automatic exercise provision triggered upon completion of this offering and a net issue election, pursuant to which Hambrecht & Quist LLC will be issued 16,466 shares of Common Stock, assuming an initial public offering price of $10.00 per share. An affiliate of Hambrecht & Quist LLC, H&Q Colorado Greenhouse Investors, LLC, purchased 93,750 shares of Series B Convertible Preferred Stock in January 1997 and 20,416 shares of Series C Convertible Preferred Stock in the May 1998 Private Placement, which will automatically convert into 158,438 and 20,416 shares of Common Stock, respectively, upon consummation of this offering (assuming an initial public offering price of $10.00 per share).

  Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the capital structure of the Company, the market capitalizations and stages of development of other companies which the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant by the Company and the Representatives.


                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Holme Roberts & Owen LLP, Boulder, Colorado. Certain legal matters related to this offering will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.


                                    EXPERTS

  The Company's financial statements as of December 31, 1996 and 1997, and for the years ended December 31, 1995, 1996 and 1997 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


                             ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 (together with all exhibits, schedules and amendments relating thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, filed as part of the Registration Statement, does not contain all the information contained in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement accurately describe the material provisions of such document and are qualified in their entirety by reference to such exhibits for complete statements of their provisions. All of these documents may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission:
Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies can also be obtained from the Public Reference Section of the Commission at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  Prior to filing the Registration Statement of which this Prospectus is a part, the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon effectiveness of the Registration Statement, the Company will become subject to the informational and periodic reporting requirements of the Exchange Act, and in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Public Reference Section of the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                       COLORADO GREENHOUSE HOLDINGS, INC.


                                                                                   Page
                                                                                   ----
Report of Independent Public Accountants                                            F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997,
     and June 30, 1998 (unaudited and pro forma)                                    F-3
Consolidated Statements of Operations for the years ended
     December 31, 1995, 1996 and 1997, and for the six months ended
     June 30, 1997 and 1998 (unaudited)                                             F-4
Consolidated Statements of Stockholders' Equity for the years ended
     December 31, 1995, 1996 and 1997, and for the six months ended
     June 30, 1998 (unaudited)                                                      F-5
Consolidated Statements of Cash Flows for the years ended
     December 31, 1995, 1996 and 1997, and for the six months ended
     June 30, 1997 and 1998 (unaudited)                                             F-6
Notes to Consolidated Financial Statements                                          F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Colorado Greenhouse Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of COLORADO GREENHOUSE HOLDINGS, INC. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Colorado Greenhouse Holdings, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                           ARTHUR ANDERSEN LLP



Denver, Colorado
    March 27, 1998.

                       COLORADO GREENHOUSE HOLDINGS, INC.


                           CONSOLIDATED BALANCE SHEETS
                (amounts in thousands, except per share amounts)


                                                                                                                           Pro Forma
                                                                                          December 31,        June 30,     June 30,
                                                                                      --------------------
                           ASSETS                                                       1996        1997        1998         1998
                           ------                                                     --------    --------    --------     ---------
                                                                                                                    (unaudited)
CURRENT ASSETS:
    Cash and cash equivalents                                                         $  1,522    $  2,055    $  4,375     $  4,375
    Accounts receivable, net of allowance of $237, $101, $483
       and $483, respectively                                                            1,661       2,508       3,106        3,106
    Other receivables                                                                       67         956       2,111        2,111
    Inventories                                                                          1,455       3,927       3,841        3,841
    Deferred taxes, current (Note 8)                                                        --         947         946          946
    Other current assets                                                                   373         148         603          603
                                                                                      --------    --------    --------     --------
              Total current assets                                                       5,078      10,541      14,982       14,982

PROPERTY AND EQUIPMENT, net (Note 3)                                                     2,136      25,024      28,661       28,661

DEPOSITS AND PREPAID RENT (Note 4)                                                       2,655       1,882       2,591        2,591

INVESTMENT IN GREENVER (Note 14)                                                            --          --       4,000        4,000

OTHER ASSETS, net (Note 5)                                                                  97         422         395          395
                                                                                      --------    --------    --------     --------
              Total assets                                                            $  9,966    $ 37,869    $ 50,629     $ 50,629
                                                                                      ========    ========    ========     ========
                     LIABILITIES AND STOCKHOLDERS' EQUITY
                     ------------------------------------

CURRENT LIABILITIES:
    Line of credit                                                                    $     --    $    500    $     --     $     --
    Long-term debt, current (Note 6)                                                        --         972       1,841        1,841
    Obligation under capital leases, current                                               133         155         122          122
    Accounts payable                                                                       789       3,994       3,014        3,014
    Accrued rent                                                                           857         984         857          857
    Other accrued expenses                                                               1,062         902       2,396        2,396
    Income taxes payable                                                                    --          --           8            8
                                                                                      --------    --------    --------     --------
              Total current liabilities                                                  2,841       7,507       8,238        8,238

LONG-TERM DEBT (Note 6)                                                                     --      10,000      13,151       13,151

CAPITAL LEASE OBLIGATION, non-current                                                      180         112          50           50

DEFERRED TAXES, non-current (Note 8)                                                        --         294         294          294
                                                                                      --------    --------    --------     --------
              Total liabilities                                                          3,021      17,913      21,733       21,733
                                                                                      --------    --------    --------     --------
COMMITMENTS (Notes 4, 7, 10 and 11)

MANDATORILY REDEEMABLE SERIES B CONVERTIBLE PREFERRED
    STOCK; $.001 par value; 0, 1,894, 1,894 and 0 shares authorized,
    0, 1,875, 1,875 and 0 shares issued and outstanding; $8 per share
    redemption price                                                                        --      13,789      13,939           --
MANDATORILY REDEEMABLE SERIES C CONVERTIBLE PREFERRED
    STOCK; $.001 par value; 0, 0, 1,275 and 0 shares authorized,
    0, 0, 1,091 and 0 shares issued and outstanding; $5.50 per share
    redemption price                                                                        --          --       5,873           --
WARRANT; convertible into 18.5 shares of mandatorily redeemable
    Series B convertible preferred stock                                                    --          40          40           --
STOCKHOLDERS' EQUITY:
    Series A convertible preferred stock; $.001 par value; 6,200,
       6,200, 6,200 and 0 shares authorized, issued and outstanding;
       liquidation preference of $18,600                                                     6           6           6           --
    Common stock, $.001 par value; 11,400 shares authorized;
       0, 0, 53 and 10,529 shares issued; 0, 0, 22 and 10,498 shares
       outstanding                                                                          --          --          --           11
    Treasury stock, 0, 0, 31 and 31 shares of common stock at cost                          --          --        (130)        (130)
    Additional paid-in capital                                                             715       1,255       4,639       24,486
    Retained earnings                                                                    6,224       4,866       4,529        4,529
                                                                                      --------    --------    --------     --------
              Total stockholders' equity                                                 6,945       6,127       9,044       28,896
                                                                                      --------    --------    --------     --------
              Total liabilities and stockholders' equity                              $  9,966    $ 37,869    $ 50,629     $ 50,629
                                                                                      ========    ========    ========     ========

The accompanying notes are an integral part of these consolidated financial statements.

                      COLORADO GREENHOUSE HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (amounts in thousands, except per share amounts)


                                                                                                                 Six Months
                                                                    Year Ended December 31,                     Ended June 30,
                                                          -----------------------------------------       -------------------------
                                                             1995            1996            1997            1997            1998
                                                          ---------       ---------       ---------       ---------       ---------
                                                                                                                 (unaudited)
NET SALES                                                  $ 20,135        $ 27,407        $ 24,944        $ 13,298        $ 23,549
COST OF GOODS SOLD                                           15,431          19,293          22,257          11,507          15,982
                                                           --------        --------        --------        --------        --------
GROSS PROFIT                                                  4,704           8,114           2,687           1,791           7,567
                                                           --------        --------        --------        --------        --------
OPERATING EXPENSES:
    General and administrative                                1,681           3,604           4,511           1,797           3,356
    Sales and marketing                                         821             830             900             458             756
    Loss from hail damage (Note 14)                               -               -               -               -           1,700
    Insurance proceeds (Notes 9 and 14)                           -               -            (802)              -          (1,608)
                                                           --------        --------        --------        --------        --------
                                                              2,502           4,434           4,609           2,255           4,204
                                                           --------        --------        --------        --------        --------
              Income (loss) from operations                   2,202           3,680          (1,922)           (464)          3,363
                                                           --------        --------        --------        --------        --------
OTHER (INCOME) EXPENSE:
    Interest expense                                             10              71             137              17             457
    Interest income and other                                  (339)           (134)           (330)           (278)           (167)
                                                           --------        --------        --------        --------        --------
                                                               (329)            (63)           (193)           (261)            290
                                                           --------        --------        --------        --------        --------
INCOME (LOSS) BEFORE INCOME TAXES                             2,531           3,743          (1,729)           (203)          3,073

INCOME TAX (BENEFIT) EXPENSE (Note 8)                             -               -            (653)            (76)          1,168
                                                           --------        --------        --------        --------        --------
NET INCOME (LOSS)                                          $  2,531        $  3,743        $ (1,076)       $   (127)          1,905
                                                           ========        ========        ========        ========

ACCRETION OF PREFERRED STOCK                                                                                                 (2,242)
                                                                                                                           --------
NET INCOME (LOSS) AVAILABLE TO COMMON
    STOCKHOLDERS                                                                                                           $   (337)
                                                                                                                           ========
PRO FORMA INFORMATION:
    Income tax expense (unaudited)                         $    962        $  1,422
                                                           --------        --------
    Pro forma net income (unaudited)                       $  1,569        $  2,321
                                                           ========        ========

PER SHARE INFORMATION:
    Basic (loss) per share                                 $      -        $      -        $      -        $      -        $ (29.77)
                                                           ========        ========        ========        ========        ========
    Diluted earnings (loss) per share                      $   0.41        $   0.59        $  (0.11)       $  (0.01)       $  (0.03)
                                                           ========        ========        ========        ========        ========
PRO FORMA PER SHARE INFORMATION:
    Basic earnings (loss) per share                        $   0.25        $   0.37        $  (0.11)       $  (0.01)       $  (0.01)
                                                           ========        ========        ========        ========        ========
    Diluted earnings (loss) per share                      $   0.25        $   0.37        $  (0.11)       $  (0.01)       $  (0.01)
                                                           ========        ========        ========        ========        ========

The accompanying notes are an integral part of these consolidated financial statements.

                      COLORADO GREENHOUSE HOLDINGS, INC.


                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               (amounts in thousands, except per share amounts)


                                                           Series A Preferred        Common Stock           Treasury Stock
                                                         ---------------------   ---------------------   ---------------------
                                                           Shares     Amount       Shares     Amount       Shares     Amount
                                                         ---------- ----------   ---------- ----------   ---------- ----------
Balances at December 31, 1994                               6,200       $6            -        $ -           -       $   -

   Net income                                                 -          -            -          -           -           -
                                                            -----       --           --        ---         ----      ------
Balances at December 31, 1995                               6,200        6            -          -           -           -

   Stock-based compensation                                   -          -            -          -           -           -
   Distributions                                              -          -            -          -           -           -
   Net income                                                 -          -            -          -           -           -
                                                            -----       --           --        ---         ----      ------
Balances at December 31, 1996                               6,200        6            -          -           -           -

   Accretion of Series B preferred stock                      -          -            -          -           -           -
   Stock-based compensation                                   -          -            -          -           -           -
   Net loss                                                   -          -            -          -           -           -
                                                            -----       --           --        ---         ----      ------
Balances at December 31, 1997                               6,200        6            -          -           -           -

Unaudited:
   Accretion of Series B and Series C preferred stock         -          -            -          -           -           -
   Exercise of options to purchase common stock
     for cash at $0.74 per share                              -          -           53          -           -           -
   Repurchase of common stock to be held in treasury
     for cash at $4.25 per share                              -          -            -          -         (31)       (130)
   Stock-based compensation                                   -          -            -          -           -           -
   Value of beneficial conversion feature of
     Series C preferred stock                                 -          -            -          -           -           -
   Accretion of discount on preferred stock                   -          -            -          -           -           -
   Net income                                                 -          -            -          -           -           -
                                                            -----       --           --        ---         ----      ------
Balances at June 30, 1998 (unaudited)                       6,200       $6           53        $ -         (31)      $ (130)
                                                            =====       ==           ==        ===         ====      ======

                                                              Additional
                                                               Paid-in          Retained
                                                               Capital          Earnings     Total
                                                             ------------     -----------  ----------
Balances at December 31, 1994                                    $  -           $ 1,630     $ 1,636

   Net income                                                       -             2,531       2,531
                                                                 ------          ------      ------
Balances at December 31, 1995                                       -             4,161       4,167

   Stock-based compensation                                         715             -           715
   Distributions                                                    -            (1,680)     (1,680)
   Net income                                                       -             3,743       3,743
                                                                 ------          ------      ------
Balances at December 31, 1996                                       715           6,224       6,945

   Accretion of Series B preferred stock                            -              (282)       (282)
   Stock-based compensation                                         540             -           540
   Net loss                                                         -            (1,076)     (1,076)
                                                                 ------          ------      ------
Balances at December 31, 1997                                     1,255           4,866       6,127

Unaudited:
   Accretion of Series B and Series C preferred stock               -              (152)       (152)
   Exercise of options to purchase common stock
     for cash at $0.74 per share                                     39             -            39
   Repurchase of common stock to be held in treasury
     for cash at $4.25 per share                                    -               -          (130)
   Stock-based compensation                                       1,255             -         1,255
   Value of beneficial conversion feature of
     Series C preferred stock                                     2,090             -         2,090
   Accretion of discount on preferred stock                         -            (2,090)     (2,090)
   Net income                                                       -             1,905       1,905
                                                                 ------          ------      ------
Balances at June 30, 1998 (unaudited)                            $4,639          $4,529      $9,044
                                                                 ======          ======      ======

The accompanying notes are an integral part of these consolidated financial statements.

                      COLORADO GREENHOUSE HOLDINGS, INC.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (amounts in thousands)


                                                                                                                   Six Months
                                                                          Year Ended December 31,                 Ended June 30,
                                                                  ---------------------------------------   ------------------------
                                                                     1995          1996           1997         1997          1998
                                                                  -----------   -----------   -----------   ----------    ----------
                                                                                                                   (unaudited)
CASH FLOW FROM OPERATING ACTIVITIES:
    Net income (loss)                                               $ 2,531       $ 3,743       $(1,076)      $  (127)      $ 1,905
    Adjustments to reconcile net income (loss) to
       net cash flow from operating activities:
          Depreciation and amortization                                 230           338           805           215           772
          Allowance for doubtful accounts                               -             139          (136)           42           382
          Stock-based compensation expense                              -             715           540           166         1,255
          Income tax benefit                                            -             -            (653)          (76)          -
          Changes in operating assets and liabilities-
              Accounts receivable                                       329           678          (711)         (714)         (980)
              Other receivables                                         -             (39)         (889)           (4)       (1,155)
              Inventories                                                 9          (452)       (2,472)          476            86
              Other current assets                                       58          (332)          265           269          (454)
              Deposits, prepaid rent and other assets                  (757)       (1,897)          773            21          (709)
              Accounts payable                                          387          (718)        3,205         3,683          (980)
              Accrued expenses                                         (112)         (911)          (33)         (244)        1,367
              Income taxes payable                                      -             -             -             -               8
                                                                    -------       -------       -------        ------       -------
                 Net cash flow from operating
                    activities                                        2,675         1,264          (382)        3,707         1,497
                                                                    -------       -------       -------        ------       -------
CASH FLOW FROM INVESTING ACTIVITIES:
    Capital expenditures                                               (590)       (1,032)      (23,593)      (11,462)       (4,092)
    Investment in Greenver                                              -             -             -             -          (4,000)
                                                                    -------       -------       -------        ------       -------
                 Net cash flow from investing
                    activities                                         (590)       (1,032)      (23,593)      (11,462)       (8,092)
                                                                    -------       -------       -------        ------       -------

CASH FLOW FROM FINANCING ACTIVITIES:
    Net proceeds from sale of Series B preferred stock                  -             -          13,507        13,507           -
    Net proceeds from sale of Series C preferred stock                  -             -             -             -           5,871
    Proceeds from options exercised                                     -             -             -             -              39
Payment to repurchase common stock                                      -             -             -             -            (130)

    Proceeds from line of credit                                        -           1,586           500           500           -
    Proceeds from long-term debt                                        -             -          10,972           792         4,018
    Repayment of line of credit                                         -          (1,586)          -             -            (500)

    Deferred financing costs                                            -             -            (425)         (425)          -
    Payments on capital leases                                         (157)          (68)          (46)          (21)          (95)

    Payments on long-term debt                                          -             -             -             -            (288)

    Distributions to stockholders                                       -          (1,680)          -             -             -
                                                                    -------       -------       -------        ------       -------
                Net cash flow from financing
                    activities                                         (157)       (1,748)       24,508        14,353         8,915
                                                                    -------       -------       -------        ------       -------
NET INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                                  1,928        (1,516)          533         6,598         2,320
CASH AND CASH EQUIVALENTS,
    beginning of period                                               1,110         3,038         1,522         1,522         2,055
                                                                    -------       -------       -------        ------       -------
CASH AND CASH EQUIVALENTS, end of period                            $ 3,038       $ 1,522       $ 2,055       $ 8,120       $ 4,375
                                                                    =======       =======       =======        ======       =======
SUPPLEMENTAL DISCLOSURES:
    Interest paid, net of amounts capitalized                       $    10       $    45       $    62       $    17       $   464
                                                                    =======       =======       =======        ======       =======
    Income taxes paid                                               $   -         $   -         $   -         $   -         $ 1,160
                                                                    =======       =======       =======        ======       =======


The accompanying notes are an integral part of these consolidated financial statements.

                      COLORADO GREENHOUSE HOLDINGS, INC.


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1997



(1)    ORGANIZATION AND BUSINESS
       -------------------------

Colorado Greenhouse Holdings, Inc. (the "Company") is a Delaware holding company incorporated in 1996. Effective January 1, 1997, Colorado Greenhouse, LLC ("LLC"), a Colorado limited liability company, underwent a reorganization and, together with the formation of Colorado Greenhouse, Inc. ("INC"), became wholly-owned subsidiaries of the Company, for the purpose of operating and managing greenhouse facilities utilizing environment enhancing greenhouses to produce premium tomatoes for sale to national supermarket chain stores. To facilitate the reorganization, the members of LLC exchanged their ownership interests for 6,200,000 shares of the Company's Series A Preferred Stock. The financial statements reflect the reorganization as if it had occurred at the inception of LLC.

As of December 31, 1997, the Company owns one and leases four greenhouses in Colorado, consisting of approximately 91 acres, including one 20-acre greenhouse, which was constructed in 1997 and began production in 1998. In addition, the Company owns and operates a 20-acre greenhouse in New Mexico, which was constructed and began production in 1997.

On January 21, 1997, the Company sold 1,875,000 shares of Series B Preferred Stock for a total of $15,000,000 in a private equity transaction to outside investors, to fund in part, the construction of two greenhouses owned by INC. The Company also incurred syndication costs of $1,493,000, which have been netted against the proceeds of the Series B Preferred Stock.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       ------------------------------------------

       Basis of Presentation
       ---------------------

The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

       Cash and Cash Equivalents
       -------------------------

For purposes of these consolidated financial statements, the Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short maturities of those instruments.

       Inventories
       -----------

Inventories are stated at the lower of FIFO cost (first-in, first-out) or market. All direct and allocated indirect costs incurred in connection with the production of the crop are capitalized to inventory. Direct and allocated indirect costs include among other things, propagation costs, utilities, labor, property taxes and equipment maintenance. Inventories consist of the following (in thousands)

                                               December 31,          June 30,
                                           --------------------
                                            1996          1997         1998
                                           ------        ------     -----------
                                                                    (unaudited)
            Raw materials                  $  382        $  942       $  936
            Crop inventory                    979         2,957        2,853
            Finished goods                     94            28           52
                                           ------        ------       ------
            Total                          $1,455        $3,927       $3,841
                                           ======        ======       ======


       Property and Equipment
       ----------------------

Property and equipment are recorded at cost, including construction period interest and other costs incurred on self-constructed assets. Property and equipment and accumulated depreciation are relieved upon retirement or sale and the gain or loss is recorded as income or expense. Major betterments and renewals are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred. All property and equipment are depreciated on the straight-line method over their estimated useful lives ranging from 3 to 25 years (see Note
3). Depreciation expense was $182,000, $290,000 and $705,000 for the years ended December 31, 1995, 1996 and 1997, respectively, and is included in cost of goods sold in the accompanying consolidated statements of operations. Capitalized interest for the year ended December 31, 1997, was $305,000 with no such amounts capitalized in 1995 and 1996.

       Computer Software
       -----------------

The Company has adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which provides guidance on when costs related to software developed or obtained for internal use should be capitalized or expensed. SOP 98-1 divides the development of internal-use computer software into three stages: (1) the preliminary project stage, during which conceptual formulation and evaluation of alternatives takes place, (2) the application development stage, during which design, coding, installation and testing takes place, and (3) the operations stage, during which training and maintenance takes place. Costs incurred during the preliminary project stage and the operations stage are expensed by the Company as incurred. Costs incurred during the application development stage are capitalized. Process reengineering activities are also expensed as incurred.

During the year ended December 31, 1997, the Company capitalized approximately $1.1 million related to the design, coding, installation and testing of computer software developed for internal use. These amounts are included in computer equipment (Note 3) and are amortized using the straight-line method over 5 years. The Company evaluates impairment of the computer software in accordance with Statement of Financial Accounting Standards No. 121, as explained below. No impairment expense has been recognized during the year ended December 31, 1997.

       Other Assets
       ------------

Other assets represent organizational costs and deferred financing costs, net of amortization (Note 5). Organizational costs are being amortized over five years on a straight-line basis. Deferred financing costs, which consist of commitment and legal fees incurred in connection with financing arrangements to fund greenhouse construction are being amortized over eight years. Amortization expense for the years ended December 31, 1995, 1996 and 1997, was $48,000, $48,000 and $100,000, respectively. For the year ended December 31, 1997, $53,000 of amortization is included in interest expense.

       Pervasiveness of Estimates
       --------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Advertising
       -----------

The Company expenses advertising costs as they are incurred. Advertising costs were approximately $438,000, $416,000 and $290,000 for the years ended December 31, 1995, 1996 and 1997, respectively, and is included in sales and marketing expense in the accompanying consolidated statements of operations.

       Asset Impairment
       ----------------

In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company reviews its assets for impairment whenever events of changes in circumstances indicate that the carrying value of an asset may not be recoverable. For assets which are held and used in operations, the asset would be impaired if the undiscounted future cash flows related to the asset did not exceed the net book value.

       Significant Customers and Concentration of Credit Risk
       ------------------------------------------------------

The Company had three customers in 1995 which accounted for approximately 13%, 11% and 10% of the Company's revenues and two customers in 1996 which accounted for approximately 19% and 16% of the Company's revenues. The Company had three customers in 1997 which accounted for approximately 24%, 15% and 14% of the Company's revenues.

The trade receivables potentially subject the Company to a high concentration of credit risk. The Company currently markets its tomatoes in ten states, primarily to major supermarket chains. The majority of the Company's sales are concentrated in California, Colorado, Michigan, Ohio, Tennessee and Texas. The Company establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other information.

       Income Taxes
       ------------

Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

       Earnings per Share
       ------------------

The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share," by retroactively restating per share amounts for all periods presented. "Basic earnings (loss) per share" is determined by dividing net income (loss), or net income available to common stockholders, when applicable, by the weighted average number of common shares outstanding during each period. "Diluted earnings (loss) per share" includes the effects of potentially issuable common stock, but only if dilutive (i.e., a loss per share is never reduced). The treasury stock method, using the average price of the Company's common stock for the period, is applied to determine dilution from options and warrants. The if-converted method is used for convertible securities. A potentially dilutive warrant convertible into 18,500 shares of mandatorily redeemable Series B Preferred Stock was excluded from the calculation of diluted earnings per share because its effect is antidilutive.

A reconciliation of the numerator and denominators used in computing per share amounts is as follows:


                                                                                                   Six Months
                                                        Year Ended December 31,                   Ended June 30,
                                               ---------------------------------------      --------------------------
                                                   1995          1996          1997            1997           1998
                                               -----------    ----------   -----------      ----------     -----------
                                                                                                    (unaudited)
NUMERATOR FOR BASIC AND DILUTED
    PER SHARE INFORMATION:
       Net income (loss)                       $ 2,531,000    $3,743,000   $(1,076,000)     $ (127,000)    $ 1,905,000
                                               ===========    ==========   ===========      ==========
       Accretion of preferred stock                                                                         (2,242,000)
                                                                                                           -----------
       Net loss available to common
          stockholders                                                                                     $  (337,000)
                                                                                                           ===========
DENOMINATOR FOR BASIC
    PER SHARE INFORMATION:
       Weighted average common shares
          outstanding                                 -             -             -               -             11,302
                                               ===========    ==========   ===========      ==========     ===========

                                                                                                                 Six Months
                                                                   Year Ended December 31,                      Ended June 30,
                                                           -----------------------------------------       -------------------------
                                                              1995           1996            1997            1997            1998
                                                           ---------       ---------       ---------       ---------      ----------
                                                                                                                  (unaudited)
DENOMINATOR FOR DILUTED
PER SHARE INFORMATION:
   Series A Convertible Preferred Stock                    6,200,000       6,200,000       6,200,000       6,200,000       6,200,000

   Mandatorily Redeemable Series B
      Convertible Preferred Stock                                  -               -       2,995,120       2,818,612       3,168,750

   Mandatorily Redeemable Series C
      Convertible Preferred Stock                                  -               -               -               -         367,655

   Weighted average common shares
      outstanding                                                  -               -               -               -          11,302

   Options issued to directors, officers
      and employees                                                -         156,174         426,810         429,772         410,336

                                                           ---------       ---------       ---------       ---------      ----------

                                                           6,200,000       6,356,174       9,621,930       9,448,384      10,158,043
                                                           =========       =========       =========       =========      ==========



       New Accounting Pronouncements
       -----------------------------

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 requires that all items recognized as comprehensive income be reported in the financial statements. Comprehensive income items include unrealized holding gains/losses on securities classified as available for sale, foreign currency translation adjustments and minimum pension liability adjustments which will be shown as an increase or decrease to net income or loss to arrive at comprehensive income. The Company adopted SFAS 130 in the first quarter of 1998, however, the Company did not have any transactions which would require additional disclosure under SFAS 130.

The FASB has also issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluation of segment performance and deciding how to allocate resources to segments. The Company adopted SFAS 131 in the first quarter of 1998, however, the Company does not separate operating results internally by segment.

In addition, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosure About Pension and Other Postretirement Benefits" ("SFAS 132"). SFAS 132 revises disclosure requirements for pension and other postretirement benefits. The Company does not currently have any postretirement benefit plans and, therefore, this new standard will not have an impact on the Company's financial statements.

The FASB also issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires that companies recognize all derivatives as either assets or liabilities in the balance sheet at fair value. Under SFAS 133, accounting for changes in fair value of a derivative depends on its intended use and designation. The Company is currently assessing the effect of this new standard.

The American Institute of Certified Public Accountants has issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 requires that all non-governmental entities expense the costs of start-up activities, including organization costs, as those costs are incurred, and is effective for fiscal years beginning after December 15, 1998. The Company has reviewed the provisions of SOP 98-5 and does not believe adoption of this standard will have a material effect upon its results of operations, financial position or cash flows.

       Unaudited Pro Forma Earnings Per Share
       --------------------------------------

The Company's historical capital structure is not indicative of its prospective structure due to the automatic conversion of all shares of convertible preferred stock and outstanding warrant into common stock concurrent with the closing of the Company's anticipated initial public offering ("IPO").

Pro forma earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period assuming the conversion of convertible preferred stock issued into common stock as of the date of issuance. In a prospectus covering the sale of common shares, whenever the proceeds of the sale are to be used to retire long-term debt, disclosure of pro forma earnings per share is required. Accordingly, the Company has assumed the sale of an adequate number of shares of common stock such that the proceeds therefrom shall be adequate to retire all long-term debt and the interest expense related to the retired debt has been excluded from net income (loss).

       Unaudited Pro Forma Information
       -------------------------------

Upon closing of the Company's IPO, all of the outstanding shares of Series A, B and C Preferred Stock, including the warrant convertible into Series B Preferred Stock, will be automatically converted into shares of common stock (see Notes 7, 13 and 14 for conversion terms). The unaudited pro forma consolidated balance sheet as of June 30, 1998, reflects the conversion of approximately 9,176,000 shares of Preferred Stock into approximately 10,476,000 shares of common stock.

Pro forma basic (loss) earnings per share for the year ended December 31, 1997, and for the six months ended June 30, 1998, giving effect to the conversion of all outstanding shares of Preferred Stock into shares of common stock, are $(0.12) and $(0.03), respectively. Pro forma diluted (loss) earnings per share for the year ended December 31, 1997, and for the six months ended June 30, 1998, are $(0.12) and $(0.03), respectively.

The unaudited pro forma information on the accompanying consolidated statements of operations for the years ended December 31, 1995 and 1996, is presented for the purpose of showing the impact on net income had the Company been a taxable entity in those years at an effective tax rate of 38%.

       Unaudited Interim Financial Statements
       --------------------------------------

The financial statements as of June 30, 1998, and for the six months ended June 30, 1997 and 1998, are unaudited and include all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for such interim periods.

Due to the seasonal nature of the operations of the Company, the results of operations for the six months ended June 30, 1998, are not necessarily indicative of the results to be expected for the entire year.

       Reclassifications
       -----------------

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

(3)    PROPERTY AND EQUIPMENT
       ----------------------

Property and equipment consist of the following (in thousands):

                                                               Useful                  December 31,
                                                                Lives              ---------------------          June 30,
                                                              (in years)             1996         1997              1998
                                                              ----------           --------     --------         -----------
                                                                                                                 (unaudited)
          Land and improvements                                                    $     -      $    880           $  1,165
          Buildings and improvements                               25                  461        10,972             22,986
          Machinery and equipment                                 3-7                1,539         3,281              4,536
          Furniture and fixtures                                  5-7                   25           104                115
          Computer equipment                                      5-7                  659         1,436              1,567
          Construction in progress                                                       -         9,604                290
                                                                                     -----        ------             ------
                                                                                     2,684        26,277             30,659
          Less accumulated depreciation                                               (548)       (1,253)            (1,998)
                                                                                     -----        ------             ------
                                   Total                                           $ 2,136      $ 25,024           $ 28,661
                                                                                     =====        ======             ======


Included in machinery and equipment and computer equipment above is equipment held under capital lease with net book values of $89,000 and $206,000, respectively, at December 31, 1997. Amortization expense related to this equipment was $18,000, $18,000 and $54,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

(4)    DEPOSITS AND PREPAID RENT
       -------------------------

Under operation and management agreements ("O&M") at its greenhouses (Note 10), LLC is required to pay primary fees, essentially rent, on a quarterly basis. Terms of the O&M agreements grant LLC the right to defer quarterly payments if a cash deficiency is projected in the following quarter and correspondingly require LLC to maintain refundable deposits with the lessors in escrow accounts to fund such deferrals totaling approximately $2,314,000. As a result of a flood (Note 9) in July 1997, LLC elected to defer third quarter 1997 rent payments and the lessors exercised their rights to withdraw the appropriate funds from the escrow accounts creating an obligation on the Company to replenish these accounts. At December 31, 1996 and 1997, and June 30, 1998, the deposits were approximately $2,314,000, $1,583,000 and $2,314,000, respectively.

In addition, under one of the O&M agreements, the Company has prepaid rent in the amount of $427,000, which is being amortized over the life of the lease on a straight-line basis. The unamortized amount of the prepaid rent as of December 31, 1996 and 1997, was $341,000 and $299,000, respectively.

(5)    OTHER ASSETS
       ------------

Other assets consist of the following (in thousands):

                                                   December 31,       June 30,
                                                ------------------
                                                 1996        1997       1998
                                                ------      ------   -----------
                                                                     (unaudited)
            Organization costs                  $ 239       $ 239       $ 239
            Deferred financing costs                -         425         425
                                                 ----        ----        ----
                                                  239         664         664
            Less accumulated amortization        (142)       (242)       (269)
                                                 ----        ----        ----
                    Total                       $  97       $ 422       $ 395
                                                 ====        ====        ====

(6)    LONG-TERM DEBT
       --------------
Long-term debt consists of the following as of December 31, 1997 (in thousands):

       Construction loan payable to Farm Credit Services;
       interest accrues at Prime; converts to a term note
       on May 1, 1998, principal payable in equal monthly
       installments plus interest through April 2006;
       secured by substantially all real and personal
       property of the Company.                                         $10,972


            Less current portion                                           (972)
                                                                         ------
            Long-term debt, net of current portion                      $10,000
                                                                         ======

At December 31, 1997, the aggregate amounts of long-term debt principal repayments are as follows (in thousands):

           Year ending December 31-

                    1998                            $   972
                    1999                              1,667
                    2000                              1,667
                    2001                              1,667
                    2002                              1,667
                    Thereafter                        3,332
                                                     ------
                    Total                           $10,972
                                                     ======


Effective January 24, 1997, INC executed a master loan agreement with Colorado Springs Credit Association, a federally chartered association of the Farm Credit System, to secure construction loans totaling $15,000,000, and a working capital line with a cap of $1,500,000. Proceeds derived from the line of credit have been made available to LLC by a loan supplement executed of even date. Advances under the line of credit bear interest at the prime rate less .25% (8.25% at December 31, 1997) and are secured by eligible accounts receivable and inventories, as defined. As of December 31, 1997, proceeds drawn against the line of credit were $500,000.

The commitment for the construction loans had an expiration date of September 30, 1997. As a result of construction delays, the Company had requested and Farm Credit Services has approved extensions to move the expiration date to May 31, 1998. Effective May 1, 1998, the loans will be converted to a term note with 108 equal principal payments plus interest. Under the terms of the master loan, the Company may elect to be charged interest (at a variable rate) at the average prime lending rate published in the Wall Street Journal or at a fixed rate equal to the U.S. Treasury Rate plus 2.5%. Under the Treasury Rate Option, individual amounts may be fixed for periods ranging from one year to maturity with the minimum amount that may be fixed at any one time for a single period of $1,000,000.

As part of the master loan agreement, the construction loan and line of credit are cross-collateralized by substantially all of the assets of the Company and its subsidiaries. Additionally, the Company must meet certain financial covenants, including a minimum debt service ratio, current ratio and net worth as well as other negative covenants. As of December 31, 1997, the Company was not in compliance with the minimum debt service ratio and the capital expenditure limitations. Noncompliance with the minimum debt service ratio was waived until March 31, 1998, at which point the Company was in compliance. Noncompliance with the capital expenditure limitations has been waived until December 31, 1998, at which point the Company expects to be in compliance.

The carrying value of the Company's long-term debt approximates fair value due to the variable nature of the interest rates.

(7)    CAPITAL STOCK
       -------------

       Series B Preferred Stock
       ------------------------

The Company has 1,875,000 shares outstanding of its Series B Preferred Stock with a liquidation preference of $8 per share. The Series B Preferred Stock is convertible into shares of common stock, at the option of the holders, at a conversion ratio of 1.33 to 1.88 shares of common per each share of Series B Preferred Stock, based upon future operating results. However, the Series B Preferred Stock will convert automatically upon the closing of an IPO, assuming the aggregate proceeds and per-share amounts exceed certain thresholds. The holders of the Series B Preferred Stock have the option to require the Company to redeem, at $8 per share, up to 50% of the outstanding shares, or $7,500,000, in January 2002 and the remaining 50%, or $7,500,000, in January 2003.

       Series A Preferred Stock
       ------------------------

The Company has 6,200,000 shares of Series A Preferred Stock outstanding with a liquidation preference of $3 per share. The Series A Preferred Stock is convertible into shares of common stock, at the options of the holders, on a one-for-one basis. The Series A Preferred Stock will convert automatically upon the closing of an IPO, assuming the aggregate proceeds and per-share amounts exceed certain thresholds.

(8)    INCOME TAXES
       ------------

The Company files a consolidated return for both Federal and State income taxes. Prior to 1997, the Company was a Limited Liability Company and, as such, the taxable income or loss passed through to the individual members. Effective January 1, 1997, the Company became a C corporation due to the reorganization discussed in Note 1. As a result, the cumulative effect of the Company's temporary differences were recorded on January 1, 1997, and the corresponding income tax benefit was not material. The income tax benefit for the year ended December 31, 1997, consists of the following (in thousands):

       Current income tax benefit:
             Federal                        $(727)
             State                           (112)
                                             ----
                                             (839)
                                             ----
       Deferred income tax expense:
             Federal                          169
             State                             17
                                             ----
                                              186
                                             ----
       Total income tax benefit             $(653)
                                             ====

A reconciliation of the statutory U.S. income tax rates and the effective tax rates follows (dollars in thousands):


           Tax benefit computed using Federal statutory tax rate            $(588)       34.00%
           State income taxes, net of Federal tax benefit                     (63)        3.62%
           Other                                                               (2)        0.11%
                                                                             ----        -----
           Total income tax benefit                                         $(653)       37.73%
                                                                             ====        =====

The tax effects of significant temporary differences representing deferred tax assets and liabilities as of December 31, 1997, are as follows (in thousands):

                                                         Current    Non-Current
                                                        ---------  -------------
         Deferred income tax assets:
           Vacation accrual                               $ 32          $  -
           Capitalized inventory costs                      19             -
           Other accruals                                   37             -
           Accounts receivable allowance                    23             -
           Operating loss carryforward                     839             -
           Stock-based compensation expense                 -             468
                                                           ---            ---
                                                           950            468
                                                           ---            ---
         Deferred income tax liabilities:
           Other expenses                                    4             -
           Deprecation and amortization                      -            488
           Prepaid rent and deposits                         -            274
                                                           ---            ---
                                                             4            762
                                                           ---            ---
         Net deferred income tax assets (liabilities)     $946          $(294)
                                                           ===           ====

As of December 31, 1997, the Company has a net operating loss carryforward of approximately $2,249,000 which will expire in 2012.

(9)    FLOOD LOSS
       ----------

In July 1997, the Company experienced a flash flood that destroyed the crop at the Company's 20-acre greenhouse at Ft. Lupton. The estimated economic loss was $2,000,000 and included the expense to replace the crop and the loss of income related thereto. Subsequently, an insurance claim was filed and, in January 1998, insurance proceeds, net of deductibles, were recovered in the amount of $802,000, which is reflected in other receivables in the consolidated balance sheet as of December 31, 1997.

(10)   COMMITMENTS
       -----------

The Company has four greenhouses which are located adjacent to electrical cogeneration facilities, (three owned by related parties) for which it has entered into separate O&M agreements. The related party O&M agreements were effective January 1, 1994, and expire at various dates through 2019; the remaining O&M agreement was effective January 1, 1996, with an expiration date in 2002. During the term of these agreements, LLC is required to pay to each facility a primary fee for rent. Primary fees for the years ended December 31, 1995, 1996 and 1997 were approximately $2,740,000, $3,287,000 and $3,429,000, respectively, and are included in cost of goods sold in the accompanying consolidated statements of operations. The annual primary fees shall not exceed the greater of 100% of the LLC's net sales, as defined in the O&M agreements, or $3,429,000.

The Company will pay future primary fees to the greenhouse facilities, not to exceed the following amounts (in thousands):

                                          Related
                                          Parties           Other        Total
                                         ---------        ---------   ----------
         Year ending December 31-
                1998                      $ 2,929          $  500       $ 3,429
                1999                        2,929             500         3,429
                2000                        2,929             500         3,429
                2001                        2,929             500         3,429
                2002                        2,929             500         3,429
                Thereafter                 27,429             -          27,429
                                           ------           -----        ------
                Total                     $42,074          $2,500       $44,574
                                           ======           =====        ======

(11)   LEASES
       ------

The Company has several non-cancelable operating equipment leases which expire at varying dates through September 2006. Many of these leases require supplemental payments based on utilization rates. Total monthly payments under these leases aggregate to $14,000.

The Company funds the purchase of various equipment through capital leases. The corresponding monthly leases have payments aggregating $16,000 and expire at varying dates through March 2000.

Future minimum lease payments as of December 31, 1997, are as follows (in thousands):

                                                   Capital   Operating  Total
                                                  --------- ----------- ------
         Year ending December 31,
                 1998                               $168        $233     $401
                 1999                                107         192      299
                 2000                                  6          84       90
                 2001                                 -           45       45
                 2002                                 -           37       37
                 Thereafter                           -           41       41
                                                     ---        ----      ---
                 Total                               281        $632     $913
                                                                ====      ===

                 Less imputed interest               (14)
                                                     ---
                 Present value of net minimum
                    lease payment                   $267
                                                     ===


(12)   EMPLOYEE BENEFIT PLAN
       ---------------------

The Company provides a defined contribution profit sharing plan for its employees. The Company matches employee contributions by a predetermined percentage of the contributions, as approved by the Board of Directors. Contributions relating to the plan were approximately $15,000, $25,000 and $41,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

(13)   STOCK OPTIONS AND WARRANT
       -------------------------

       Stock Option Plan
       -----------------

The Company has a stock option plan (the "Plan") to which it allocated a reserve of common stock not to exceed 1,580,135 shares. As of December 31, 1996 and 1997, the Company had granted options totaling 557,495 and 1,009,485 shares, respectively, representing 5.61% and 9.67%, respectively, ownership interest in the Company on a pro forma basis.

A summary of stock options granted under the Plan is as follows:

                                                           Number of Shares
                                                    -------------------------------
                                                                                               Weighted
                                                    Officers and         Employees              Average
                                                      Directors          and Others          Exercise Price
                                                    -------------       -----------         ---------------
           Balances, December 31, 1995                  -                   -                    $  -

              Granted                                 405,450             152,045                $0.74
                                                      -------             -------                 ----
           Balances, December 31, 1996                405,450             152,045                $0.74
                                                      -------             -------                 ----
              Granted                                 350,000             140,000                $4.25
              Canceled                                  -                 (38,010)               $0.74
                                                      -------             -------                 ----
           Balances, December 31, 1997                755,450             254,035                $2.44
                                                      -------             -------                 ----
              Granted (unaudited)                      70,000               -                    $4.25
              Exercised (unaudited)                     -                 (52,794)               $0.74
                                                      -------             -------                 ----
           Balances, June 30, 1998
              (unaudited)                             825,450             201,241                $2.65
                                                      =======             =======                 ====

           Exercisable at December 31, 1996           185,838              38,012                $0.74
                                                      =======             =======                 ====

           Exercisable at December 31, 1997           351,145             135,361                $1.42
                                                      =======             =======                 ====

           Exercisable at June 30, 1998
              (unaudited)                             471,827              95,237                $1.75
                                                      =======             =======                 ====


       Statement of Financial Accounting Standards No. 123 ("SFAS 123")
       ----------------------------------------------------------------

SFAS 123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for employee stock options or similar equity instruments. However, SFAS 123 allows the continued measurement of compensation cost for such plans using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), provided that pro forma disclosures are made of net income or loss, assuming the fair value based method of SFAS 123 has been applied. The Company has elected to account for its stock-based compensation under APB 25, recognizing $715,000 and $540,000, in 1996 and 1997, respectively. Accordingly, for purposes of the pro forma disclosures presented below, the Company has computed the fair values of all options granted during 1996 and 1997, using the Black-Scholes pricing model and the following weighted average assumptions.

                                          Year Ended          Year Ended
                                          December 31,        December 31,
                                              1996                1997
                                       -----------------   -----------------

         Risk-free interest rate              6.47%               5.70%
         Dividend rate                           0%                  0%
         Expected volatility                    37%                 37%
         Expected life                   2.64 years             3 years


To estimate expected lives of options for this valuation, it was assumed options will be exercised within one year of becoming fully vested. All options are initially assumed to vest. Cumulative compensation cost recognized in pro forma net income or loss with respect to options that are forfeited prior to vesting is adjusted as a reduction of pro forma compensation expense in the period of forfeiture. Because the Company's common stock is not yet publicly traded, the expected market volatility was estimated using the estimated average volatility of two publicly held companies which the Company believes to be similar with respect to the markets in which they compete. Actual volatility of the Company's stock may vary. Fair value computations are highly sensitive to the volatility factor assumed; the greater the volatility, the higher the computed fair value of the options granted.

Using these assumptions, the fair value of the stock options granted in 1996 and 1997 was approximately $1,449,000 and $658,000, respectively, or approximately $2.60 and $1.34, respectively, per common share, which would be amortized as compensation expense over the vesting period of the options. Had compensation costs been determined consistent with SFAS 123, utilizing the assumptions detailed above, the Company's net income (loss) would have been the following on a pro forma basis (in thousands):


                                                 Year Ended        Year Ended
                                                December 31,      December 31,
                                                    1996              1997
                                                ------------      ------------
         Net income (loss):
            As reported                            $3,743            $(1,076)
                                                    =====             =======
            Pro forma                              $3,878            $(1,056)
                                                    =====             =======

         Basic earnings per share:
            As reported                            $   -             $    -
                                                    =====             =======
            Pro forma                              $   -             $    -
                                                    =====             =======

         Diluted earnings (loss) per share:
            As reported                            $ 0.59            $ (0.11)
                                                    =====             =======
            Pro forma                              $ 0.61            $ (0.11)
                                                    =====             =======

The weighted average exercise prices and weighted average estimated fair values (as calculated under SFAS 123) of options granted during the years ended December 31, 1996 and 1997, and the six months ended June 30, 1998, were as follows.



                                                       Year Ended December 31,
                               -------------------------------------------------------------------------
                                              1996                                  1997
                               ----------------------------------    -----------------------------------
                                            Weighted     Weighted                 Weighted     Weighted
                                             Average     Average                   Average      Average
                               Number of    Estimated    Exercise    Number of    Estimated     Exercise
                                Options    Fair Value     Price       Options     Fair Value     Price
                               ---------   ----------    --------    ---------    ----------   ---------
Exercise price less
   than estimated
   fair value                  557,495       $3.23         $0.74         -           $ -          $ -

Exercise price equal to
   estimated fair value-           -           -            -          490,000        4.25         4.25
                               -------       -----         -----       -------       -----        -----
                               557,495       $3.23         $0.74       490,000       $4.25        $4.25
                               =======       =====         =====       =======       =====        =====


                                         Six Months Ended June 30, 1998
                                      --------------------------------------
                                                   (unaudited)
                                                    Weighted       Weighted
                                                     Average        Average
                                      Number of     Estimated       Exercise
                                       Options      Fair Value       Price
                                      ---------    -----------     ---------
Exercise price less
   than estimated
   fair value                          70,000         $8.27          $4.25

Exercise price equal to
   estimated fair value-                -               -              -
                                       ------         -----          -----
                                       70,000         $8.27          $4.25
                                       ======         =====          =====

The following table summarizes information about stock options outstanding and exercisable at December 31, 1997:


                                                 Options Outstanding                         Options Exercisable
                                -------------------------------------------------       ----------------------------
                                  Number of             Weighted                         Number of
                                   Options              Average         Weighted          Options           Weighted
                                Outstanding at         Remaining         Average        Exercisable at      Average
                                 December 31,          Contractual       Exercise         December 31,      Exercise
    Exercise Prices                 1997              Life in Years       Price              1997            Price
    ---------------             --------------        -------------     ---------       --------------      --------
      $0.74                        519,485                8.61            $0.74            392,782            $0.74
      $4.25                        490,000                9.77            $4.25             93,725            $4.25

       Warrant
       -------

In January 1997, in connection with the issuance of the Series B Preferred Stock, the Company issued a warrant that entitles the holder to purchase 18,500 shares of Series B Preferred Stock of the Company at $8 per share. The warrant automatically exercises prior to the sale of the Company or an IPO or immediately prior to expiration, January 31, 2002. The estimated fair market value of the warrant was recorded and determined using the Black-Scholes pricing model.

(14)   EVENTS SUBSEQUENT TO DATE OF INDEPENDENT
       ----------------------------------------
           PUBLIC ACCOUNTANTS REPORT (UNAUDITED)
           -------------------------------------

During May 1998, the Company issued approximately 1,091,000 shares of mandatorily redeemable Series C Preferred Stock predominantly to existing Series A and B Preferred Stock shareholders for $6,000,000. The Series C Preferred Stock has a liquidation preference of $5.50 per share and is convertible into shares of common stock, at the option of the holders, on a one-for-one basis. The Series C Preferred Stock will convert automatically upon closing of an IPO, assuming the aggregate proceeds and per-share amounts exceed certain thresholds. The holders of the Series C Preferred Stock have the option to require the Company to redeem, at $5.50 per share, up to 50% of the outstanding shares, or $3,000,000, in January 2004 and the remaining 50%, or $3,000,000, in January 2005.

In connection with the issuance, the Company recorded a beneficial conversion dividend of $2,090,000 and a compensation expense charge of $932,000 resulting from the offering price of the Series C Preferred Stock being less than the determined fair market value at the date the price was established in February 1998.

During May 1998, the Company acquired a 25% equity interest in a group of Mexican greenhouse companies ("Greenver") for $4,000,000 cash. Greenver currently has 88 acres of non-hydroponic greenhouses in Baja, Mexico, primarily growing tomatoes. The Company also received exclusive rights to market all of the produce from Greenver and earn a 10% sales commission upon such sales. The Company must remit to Greenver monthly the amount of sales of Greenver tomatoes, less commissions to the Company. The Company anticipates that this will require additional working capital because the Company's customers typically do not pay sales invoices within thirty days. The Company will account for its investment in Greenver using the equity method of accounting.

During May 1998, the Company experienced hail damage to its two greenhouses in Brush, Colorado. The resultant effect was to remove the entire crop at one greenhouse and a decrease in production volumes at the second greenhouse with replacement of glass and plastic where needed. For the period ended June 30, 1998, the Company recorded a loss from the hail damage of approximately $1,700,000. A majority of this loss resulted from property replacement costs of approximately $750,000 and inventory losses of approximately $625,000. During June 1998, the Company was notified that its insurance carrier would advance $2 million in partial settlement of the estimated losses and the Company was paid in early July 1998. For the period ended June 30, 1998, the Company has recognized insurance proceeds of $1,608,000. The remaining $392,000 will be recognized over the remaining estimated period of "business interruption." The Company also anticipates that it will receive additional settlement amounts relative to business interruption from the insurance company, but cannot estimate those amounts at this time.

================================================================================

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering covered by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.


                          ---------------------------


                               TABLE OF CONTENTS


                                                                        Page
Prospectus Summary.....................................................     3
Risk Factors...........................................................    10
Use of Proceeds........................................................    18
Dividend Policy........................................................    18
Capitalization.........................................................    19
Dilution...............................................................    20
Selected Consolidated Financial and Operating Data.....................    21
Management's Discussion and Analysis of Financial Condition and
   Results of Operations...............................................    23

Business...............................................................    30
Management.............................................................    44
Certain Transactions and Relationships.................................    48
Principal Stockholders.................................................    50
Description of Capital Stock...........................................    52
Shares Eligible for Future Sale........................................    54
Underwriting...........................................................    55
Legal Matters..........................................................    56
Experts................................................................    56
Available Information..................................................    56

Index to Financial Statements..........................................   F-1

                          ---------------------------

     Until _________________, 1998, (25 days after the date hereof), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.




                               5,000,000 SHARES

                                    [logo]

                              COLORADO GREENHOUSE
                                HOLDINGS, INC.

                                 COMMON STOCK






                               -----------------
                                  PROSPECTUS
                               -----------------




                                BT ALEX. BROWN

                               Hambrecht & Quist



                            ________________, 1998




================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

     Capitalized terms used but not defined in Part II have the meanings ascribed to them in the Prospectus contained in this Registration Statement.

Item 13.   Other Expenses of Issuance and Distribution

     The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby, all of which expenses, except for the Commission registration fee and NASD fees, are estimated:

       Securities and Exchange Commission registration fee  ........ $ 20,355

       NASD fees....................................................    7,400
       Nasdaq listing fees..........................................   87,000
       Printing and engraving expenses..............................  150,000
       Accounting fees..............................................  275,000
       Legal fees and expenses  ....................................  275,000
       Miscellaneous ...............................................   10,245

                                                                      -------

                Total .............................................. $825,000

                                                                      =======
--------------


Item 16.   Exhibits and Financial Statement Schedules

     (a)                     Exhibits

      1.1   Underwriting Agreement

      3.1   Restated Certificate of Incorporation of the Issuer*

      3.2   Bylaws of the Issuer*

      4.1   Form of Stock Certificate for Common Stock

      4.2 Form of Amended and Restated Certificate of Incorporation of the Issuer, to be effective upon closing of the offering.

      4.3 Form of Amended and Restated Bylaws of the Issuer, to be effective upon closing of the offering.

      5.1   Opinion of Holme Roberts & Owen LLP*

     10.1 Greenhouse Lease dated June 8, 1989, between Colorado Power Partners ("CPP") and Brush Greenhouse Partners ("BGP")*

     10.2 Amendment to Greenhouse Lease Agreement dated December 29, 1994, between CPP and BGP*

     10.3 Second Amendment to Greenhouse Lease Agreement dated December 29, 1994, between CPP and BGP*

     10.4 Greenhouse Operation and Management Agreement dated December 29, 1994, between Colorado Greenhouse, LLC ("LLC") and BGP*

     10.5 First Amendment to Operation and Management Agreement dated April 30, 1996, between LLC and BGP*

     10.6 Second Amendment to Operation and Management Agreement dated September 1996, between LLC and BGP*

     10.7 Amended and Restated Cogeneration Greenhouse Lease dated June 1, 1992, between Brush Cogeneration Partners ("BCP") and Brush Greenhouse Partners II, LLC ("BGP II")*

     10.8 Amendment to Amended and Restated Cogeneration Greenhouse Lease dated December 29, 1994, between BCP and BGP II*

     10.9 First Amendment to Amended and Restated Cogeneration and Greenhouse Lease Agreement dated May 1996, between BCP and BGP II*

    10.10 Greenhouse Operation and Management Agreement dated December 29, 1994, between LLC and BGP II*

    10.11 First Amendment to Operation and Management Agreement dated September 1996, between LLC and BGP II*

    10.12 Thermal Supply Lease Agreement dated March 22, 1993, between Thermo Cogeneration Partnership ("Thermo") and Rocky Mountain Produce, LLC ("RMP")*

    10.13 Supplemental Agreement and Consent to Assignment dated April 7, 1993, between Thermo and RMP*

    10.14 Amendment No. 1 to Thermal Supply Lease Agreement dated December 29, 1994, between Thermo and RMP*

    10.15 Amendment No. 2 to Thermal Supply Lease Agreement dated February 28, 1995, between Thermo and RMP*

    10.16 Amendment No. 3 to Thermal Supply Lease Agreement dated February 28, 1995, between Thermo and RMP*

    10.17 Greenhouse Operation and Management Agreement dated December 29, 1994, between LLC and RMP*

    10.18 First Amendment to Operation and Management Agreement dated September 1996, between LLC and RMP*

    10.19 Service Supply Agreement dated June 10, 1997, between Colorado Greenhouse, Inc. and Thermo*

    10.20 Greenhouse Lease dated April 15, 1993, between American Atlas #1, Ltd. and Wolf Creek Rifle, LLC*

    10.21 Greenhouse Operation and Management Agreement dated July 31, 1996, between LLC and Wolf Creek Rifle, LLC*

    10.22 Subscription Agreement dated May 12, 1998, between Colorado Greenhouse Holdings, Inc. ("CGHI"), Greenver, S.A. de C.V. ("Greenver"), Invernaderos La Pequena Joya, S.A. de C.V. ("Invernaderos"), certain individual shareholders, and Grupo Batiz CGH, S.A. de C.V. ("Grupo")*

    10.23 Shareholders Agreement dated May 12, 1998 between Grupo, Greenver and Invernaderos*

    10.24 Marketing Agreement dated May 12, 1998, between CGH Sales, Inc. ("Sales") and Greenver*

    10.25   Marketing Agreement dated May 12, 1998, between Sales and
            Invernaderos*

    10.26 Lease and Project Participation Agreement dated May 14, 1998, between the City of Grants, a New Mexico municipal corporation, and Colorado Greenhouse, Inc. ("CGI")*

    10.27 Master Loan Agreement dated January 24, 1997, between Colorado Springs Production Credit Association ("Farm Credit") and CGI*

    10.28 Colorado Greenhouse LLC Loan Supplement dated January 24, 1997, between Farm Credit and CGI*

    10.29 Construction Loan Supplement dated January 24, 1997, between Farm Credit and CGI*

    10.30 Secured Continuing Guarantee of Payment dated January 24, 1997, by CGI for the benefit of Farm Credit*

    10.31 Pledge Agreement dated January 24, 1997, by CGHI for the benefit of Farm Credit*

    10.32 Pledge Agreement dated January 24, 1997, by CG Member, Inc. for the benefit of Farm Credit*

    10.33   Line of Credit Agreement dated January 24, 1997, between CTI and
            LLC*

    10.34 Stock Purchase Agreement dated January 21, 1997, between CGHI, Catterton-Simon Partners III, LP, BCI Growth IV, LP, and other Co-Investors*

    10.35 Amendment to Stock Purchase Agreement dated September 29, 1997, between CGHI, Catterton-Simon Partners III, LP, BCI Growth IV, LP, H&Q Colorado Greenhouse Investors, L.P., and Catterton-CGH Partners, LLC*

    10.36 CGHI Series B Registration Rights Agreement dated January 21, 1997, between CGHI and certain holders of the Series B Convertible Preferred Stock*

    10.37 CGHI Series A Registration Rights Agreement dated January 21, 1997, between CGHI and certain holders of the Series A Preferred Stock*

    10.38 CGHI Series C Registration Rights Agreement dated May 8, 1998, between CGHI and certain holders of the Series C Convertible Preferred Stock*

    10.39 Colorado Greenhouse, Inc. 1996 Stock Option Plan dated November 19, 1996*

    10.40 CGHI Stock Option Certificate dated October 15, 1997, granted to James R. Rinella*

    10.41 CGHI Stock Option Certificate dated October 15, 1997, granted to James R. Rinella*

    10.42 CGHI Stock Option Certificate dated September 15, 1997, granted to Alan Fine*

    10.43 CGHI Stock Option Certificate dated November 19, 1996, granted to Ed Wetherbee*

    10.44 CGHI Stock Option Certificate dated November 19, 1996, granted to Matthew Cook*

    10.45 CGHI Stock Option Certificate dated September 15, 1997, granted to Ludo Van Boxem*

    10.46   Second Amendment to 1996 Stock Option Plan dated May 28, 1998

    10.47 Severance and Noncompete Agreement dated December 31, 1996, between CGHI and Matthew Brian Cook*

    10.48   Employment Agreement dated September 1997, between CGHI and Alan
            Fine*

    10.49   Employment Agreement dated October 15, 1997, between CGHI and James
            R. Rinella*

    10.50 Separation Agreement and Release dated October 20, 1997, between CGHI and Ed Wetherbee*

     21.1   List of Subsidiaries*

     23.1   Consent of Independent Public Accountants - Arthur Andersen LLP

     23.2 The consent of Holme Roberts & Owen LLP will be included in Exhibit 5.1.*

     23.3   Consent of Monterey Bay Food Group

     24.1   Powers of Attorney*

     27.1   Financial Data Schedule*

--------------


*      Previously filed.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, State of Colorado, on this 12th day of November, 1998.

                                  COLORADO GREENHOUSE  HOLDINGS, INC.,
                                       A DELAWARE CORPORATION


                                  By: /s/ James R. Rinella
                                     ------------------------------------------
                                      James R. Rinella, Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed by the following persons in the capacities and on the dates indicated.

                                                   Title/Position Held
            Signature                              With the Registrant                  Date
            ---------                              -------------------                  ----
               *                              Chairman of the Board                November 12, 1998
---------------------------------------
R.C. Mercure, Jr.

 /s/ James R. Rinella                         Chief Executive Officer,             November 12, 1998
---------------------------------------       President and Director
James R. Rinella

               *                              Vice President of Finance            November 12, 1998
---------------------------------------       (acting chief financial officer
Alan R. Fine                                  and chief accounting officer)


               *                              Director                             November 12, 1998
---------------------------------------
Charles A. Hurth, Jr.

               *                              Director                             November 12, 1998
---------------------------------------
Craig H. Sakin

               *                              Director                             November 12, 1998
---------------------------------------
Edward J. Wetherbee

*By:      /s/  James R. Rinella
    -----------------------------------
     James R. Rinella, attorney-in-fact